UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF SEPTEMBER 2022

COMMISSION FILE NUMBER: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65, Eulji-ro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SEMI-ANNUAL BUSINESS REPORT

(From January 1, 2022 to June 30, 2022)

THIS IS A SUMMARY OF THE SEMI-ANNUAL BUSINESS REPORT ORIGINALLY PREPARED IN KOREAN WHICH IS IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SERVICES COMMISSION.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED FOR THE CONVENIENCE OF READERS.

ALL REFERENCES TO THE “COMPANY” SHALL MEAN SK TELECOM CO., LTD. AND, UNLESS THE CONTEXT OTHERWISE REQUIRES, ITS CONSOLIDATED SUBSIDIARIES. REFERENCES TO “SK TELECOM” SHALL MEAN SK TELECOM CO., LTD., BUT SHALL NOT INCLUDE ITS CONSOLIDATED SUBSIDIARIES.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A CONSOLIDATED BASIS IN ACCORDANCE WITH THE INTERNATIONAL FINANCIAL REPORTING STANDARDS ADOPTED FOR USE IN KOREA (“K-IFRS”) WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. THE COMPANY HAS MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

I.	COMPANY OVERVIEW

1. Company Overview

The following table sets forth a summary of the Company’s consolidated subsidiaries:

	Number of Consolidated Subsidiaries
Classification	Beginning of the Reporting Period	Additions	Subtractions	End of the Reporting Period	Number of Material Subsidiaries*
Listed Companies	0	0	0	0	0
Unlisted Companies	23	3	0	26	10
Total	23	3	0	26	10

*	“Material Subsidiary” means a subsidiary with total assets of Won 75 billion or more as of the end of the previous fiscal year.

Changes in subsidiaries during the six months ended June 30, 2022 are set forth below.

Change	Name	Remarks
Additions	SAPEON Korea Inc.	Newly established by parent company
	SAPEON Inc.	Newly established by parent company
	SK M&Service Co., Ltd.	Newly acquired by PS&Marketing Co., Ltd.
Exclusions	—	—

A.	Corporate Legal Business Name: SK Telecom Co., Ltd.

B.	Date of Incorporation: March 29, 1984

C.	Location of Headquarters

(1)	Address: 65 Euljiro, Jung-gu, Seoul, Korea

(2)	Phone: +82-2-6100-2114

(3)	Website: http://www.sktelecom.com

D.	Major Businesses

The Company’s businesses consist of (1) the wireless business including cellular voice, wireless data and wireless Internet services, (2) the fixed-line business including fixed-line telephone, high speed Internet and data and network lease services, and (3) other businesses including commercial retail data broadcasting channel services, among others.

The Company’s wireless business, fixed-line business and other businesses account for 75%, 22.1% and 2.9%, respectively, of the Company’s revenue. The Company’s market shares in its key business segments were approximately 48% in the wireless business, excluding mobile virtual network operator (“MVNO”) business, and approximately 29% in the high speed Internet business.

The total number of the Company’s consolidated subsidiaries as of June 30, 2022 was 26, including SK Broadband Co., Ltd. and PS&Marketing Co., Ltd. (“PS&Marketing”).

2

(1)	Wireless business

Wireless telecommunications companies provide services based on competitive strengths in handheld devices, affordable pricing, network coverage and an extensive contents library. The Company continues to maintain its reputation as the unparalleled premium network operator in the 3G, 4G and 5G markets on the basis of its technological leadership and network management technology. With the world’s first commercialization of 5G technology in 2019, the Company continues to maintain its position as the top network operator in the 5G era and strives to provide differentiated services to its customers.

In order to strengthen its sales channels, the Company has been offering a variety of fixed-line and wireless telecommunication convergence products through its subsidiary, PS&Marketing. PS&Marketing provides differentiated service to customers through the establishment of new sales channels and product development. Through its subsidiaries Service Ace Co., Ltd. (“Service Ace”) and Service Top Co., Ltd., the Company operates customer service centers in Seoul and provides telemarketing services. Additionally, SK O&S Co., Ltd. (“SK O&S”), the Company’s subsidiary responsible for the operation of the Company’s networks, provides customers with quality network services and provides the Company with technological know-how in network operations.

The Company plans to maintain stable growth in the sales of its wireless business based on a solid expansion in the number of 5G subscribers, while continuously enhancing profitability by pursuing efficient investments in, and operation of, its wireless networks and the stabilization of market competition.

The Company has been providing its customers with various subscription packages in partnership with various domestic and international businesses through “T Universe,” which it launched in the second half of 2021. With more options focusing on daily membership benefits and e-commerce products, T Universe aims to enhance customer experience by making it more convenient to use. The Company also launched “ifland,” a metaverse community platform that focuses on the communal aspect of metaverse, which is expected to experience rapid growth with the expansion of online culture and technological developments in 5G, AR, and VR. In addition to strengthening social and community functions, the Company plans to sequentially introduce a metaverse economy system utilizing blockchain technology for the self-sustainability and monetization of the platform. The Company also launched “A. (Adot),” a Business-to-Consumer artificial intelligence (“AI”) service that targets a high level of personalization through deep-learning technology. The Company plans to collaborate with its subsidiaries and external service providers to expand the scope of partnership and provide services that cover the daily lives of customers.

(2)	Fixed-line business

For the six months ended June 30, 2022, SK Broadband Co., Ltd. (“SK Broadband”) recorded Won 2.06 trillion in revenue on a consolidated basis, which represented a 4.8% increase from Won 1.96 trillion for the six months ended June 30, 2021. Such increase was primarily attributable to the growth of our media business resulting from an increase in subscribers and the growth of our Business-to-Business (“B2B”) business resulting from the operation of new data centers and other factors.

The Company’s business is divided into the media business segment, which provides IPTV and cable TV services, and the fixed-line business segment, which provides high-speed Internet, telecommunications, leased lines and Internet data center services. For the six months ended June 30, 2022, the media business segment recorded Won 937.6 billion in revenue, which represented a 3.4% increase compared to the six months ended June 30, 2021. For the six months ended June 30, 2022, the fixed-line business segment recorded Won 1.12 trillion in revenue, which represented an 6.1% increase compared to the six months ended June 30, 2021.

(3)	Other businesses

The commercial retail data broadcasting channel business offers an interactive service that integrates television home shopping and data shopping services. Such service allows television viewers to use video-on-demand (“VOD”) services to purchase products sold on television home shopping channels, which were previously only available for purchase in real-time when such relevant programming was being broadcast.

3

In order to secure core competencies at an early stage and achieve differentiation, the Company has been actively searching for high-efficiency television channels while increasing the competitiveness of its content production capacity by building the Company’s own media center and adopting a media wall with the objective of transforming it into an eco-friendly digital studio. In addition to enhancing the convenience of shopping experience by offering various media content on its mobile live platform, the Company was the first in the industry to launch a cloud-based television application service, “Stoa ON,” which provides personalized digital television shopping services. Furthermore, the Company has been establishing itself as a leading shopping channel service provider by securing a diverse product portfolio and engaging in product development in areas ranging from fashion to health food. Within three years following the spin-off of SK stoa Co., Ltd. (“SK Stoa”) into a separate entity, its commercial retail data broadcasting channel business has attained a leading position in the television commerce (“T-commerce”) market.

See “II.1. Business Overview” for more information.

E.	Credit Ratings

(1)	Corporate bonds and other long-term securities

Credit rating date	Subject of rating	Credit rating	Credit rating entity (Credit rating range)	Rating classification
June 16, 2020	Corporate bond	AAA (Stable)	Korea Ratings	Regular rating
June 18, 2020	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Regular rating
June 22, 2020	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Regular rating
September 28, 2020	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Current rating
September 29, 2020	Corporate bond	AAA (Stable)	Korea Ratings	Current rating
September 29, 2020	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Current rating
December 30, 2020	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Current rating
January 4, 2021	Corporate bond	AAA (Stable)	Korea Ratings	Current rating
January 4, 2021	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Current rating
June 15, 2021	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Regular rating
June 16, 2021	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Regular rating
June 25, 2021	Corporate bond	AAA (Stable)	Korea Ratings	Regular rating
October 14, 2021	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Current rating
October 15, 2021	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Current rating
October 15, 2021	Corporate bond	AAA (Stable)	Korea Ratings	Current rating
March 30, 2022	Corporate bond	AAA (Stable)	Korea Ratings	Regular rating
March 30, 2022	Corporate bond	AAA (Stable)	Korea Ratings	Current rating
March 30, 2022	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Current rating
March 30, 2022	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Current rating
March 30, 2022	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Regular rating
June 15, 2022	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Regular rating

*

Rating definition: “AAA”—The certainty of principal and interest payment is at the highest level with extremely low investment risk and is stable such that it will not be influenced by reasonably foreseeable changes in external factors.

*	Rating definition: “AA”—The certainty of principal and interest payment is extremely high with very low investment risk, but has slightly inferior factors compared to “AAA” rating.

(2)	Commercial paper (“CP”) and short-term bonds

Credit rating date	Subject of rating	Credit rating	Credit rating entity (Credit rating range)	Rating classification
June 16, 2020	CP	A1	Korea Ratings	Current rating
June 16, 2020	Short-term bond	A1	Korea Ratings	Current rating
June 18, 2020	CP	A1	Korea Investors Service, Inc.	Current rating
June 18, 2020	Short-term bond	A1	Korea Investors Service, Inc.	Current rating
June 22, 2020	CP	A1	NICE Investors Service Co., Ltd.	Current rating
June 22, 2020	Short-term bond	A1	NICE Investors Service Co., Ltd.	Current rating
September 28, 2020	CP	A1	NICE Investors Service Co., Ltd.	Regular rating
September 28, 2020	Short-term bond	A1	NICE Investors Service Co., Ltd.	Regular rating
September 29, 2020	CP	A1	Korea Ratings	Regular rating
September 29, 2020	Short-term bond	A1	Korea Ratings	Regular rating

4

Credit rating date	Subject of rating	Credit rating	Credit rating entity (Credit rating range)	Rating classification
September 29, 2020	CP	A1	Korea Investors Service, Inc.	Regular rating
September 29, 2020	Short-term bond	A1	Korea Investors Service, Inc.	Regular rating
June 15, 2021	CP	A1	NICE Investors Service Co., Ltd.	Current rating
June 15, 2021	Short-term bond	A1	NICE Investors Service Co., Ltd.	Current rating
June 16, 2021	CP	A1	Korea Investors Service, Inc.	Current rating
June 16, 2021	Short-term bond	A1	Korea Investors Service, Inc.	Current rating
June 25, 2021	CP	A1	Korea Ratings	Current rating
June 25, 2021	Short-term bond	A1	Korea Ratings	Current rating
October 14, 2021	CP	A1	Korea Investors Service, Inc.	Regular rating
October 14, 2021	Short-term bond	A1	Korea Investors Service, Inc.	Regular rating
October 15, 2021	Short-term bond	A1	NICE Investors Service Co., Ltd.	Regular rating
October 15, 2021	CP	A1	NICE Investors Service Co., Ltd.	Regular rating
October 15, 2021	CP	A1	Korea Ratings	Regular rating
October 15, 2021	Short-term bond	A1	Korea Ratings	Regular rating
November 3, 2021	CP	A1	Korea Investors Service, Inc.	Rating update
November 3, 2021	Short-term bond	A1	Korea Investors Service, Inc.	Rating update
June 15, 2022	CP	A1	Korea Investors Service, Inc.	Regular rating
June 15, 2022	Short-term bond	A1	Korea Investors Service, Inc.	Regular rating
June 20, 2022	CP	A1	Korea Ratings	Regular rating
June 20, 2022	Short-term bond	A1	Korea Ratings	Regular rating
June 21, 2022	CP	A1	NICE Investors Service Co., Ltd.	Regular rating
June 21, 2022	Short-term bond	A1	NICE Investors Service Co., Ltd.	Regular rating

*

Rating definition: “A1”—Timely repayment capability is at the highest level with extremely low investment risk and is stable such that it will not be influenced by reasonably foreseeable changes in external factors.

(3)	International credit ratings

Date of credit rating	Subject of rating	Credit rating of securities	Credit rating agency	Rating type
June 11, 2020	Bonds denominated in foreign currency	A3 (Negative)	Moody’s Investors Service	Regular rating
October 6, 2020	Bonds denominated in foreign currency	A- (Stable)	Fitch Ratings	Regular rating
March 30, 2021	Bonds denominated in foreign currency	A- (Stable)	S&P Global Ratings	Regular rating
June 16, 2021	Bonds denominated in foreign currency	A3 (Stable)	Moody’s Investors Service	Regular rating
June 21, 2021	Bonds denominated in foreign currency	A- (Stable)	Fitch Ratings	Regular rating
December 8, 2021	Bonds denominated in foreign currency	A- (Stable)	Fitch Ratings	Regular rating
February 25, 2022	Bonds denominated in foreign currency	A- (Stable)	S&P Global Ratings	Regular rating

(4)	Listing (registration or designation) of Company’s shares and special listing status

Listing (registration or designation) of stock	Date of listing (registration or designation)	Special listing	Special listing and applicable regulations
KOSPI Market of Korea Exchange	November 7, 1989	Not applicable	Not applicable

2. Company History

March 1984: Establishment of Korea Mobile Telecommunications Co., Ltd.

November 1989: Listing on the KOSPI Market of the Korea Exchange

March 1997: Change of name to SK Telecom Co., Ltd.

5

March 2008: Acquisition of Hanaro Telecom (the predecessor entity of SK Broadband)

October 2011: Spin-off of SK Planet Co., Ltd. (“SK Planet”)

June 2015: Comprehensive exchange of shares of SK Broadband

May 2018: Acquisition of ADT CAPS Co., Ltd. (“Former ADT CAPS”) through the acquisition of shares of Siren Holdings Korea Co., Ltd.

December 2018: Comprehensive exchange of shares of SK Infosec Co., Ltd. (“SK Infosec”)

April 2020: Merger of SK Broadband and Tbroad

December 2020: Spin-off of T map Mobility Co., Ltd. (“T Map Mobility”)

March 2021: Merger of SK Infosec and Former ADT CAPS

November 2021: Spin-off of SK Square Co., Ltd. (“SK Square”) from SK Telecom (the “Spin-off”)

A.	Location of Headquarters

-	22 Dohwa-dong, Mapo-gu, Seoul (July 11, 1988)

-	16-49 Hangang-ro 3-ga, Yongsan-gu, Seoul (November 19, 1991)

-	267 Namdaemun-ro 5-ga, Jung-gu, Seoul (June 14, 1995)

-	99 Seorin-dong, Jongno-gu, Seoul (December 20, 1999)

-	65 Euljiro, Jung-gu, Seoul (December 13, 2004)

B.	Significant Changes in Management

Date of change	Shareholder meeting classification	Appointment		Term Termination or Dismissal
		Newly appointed	Re-elected
March 21, 2018	General Meeting of Shareholders	Young Sang Ryu, Youngmin Yoon	—	—
March 26, 2019	General Meeting of Shareholders	Seok-Dong Kim	—	Dae Sik Oh
March 26, 2020	General Meeting of Shareholders	Yong-Hak Kim, Junmo Kim	Jung Ho Park, Dae Sik Cho, Jung Ho Ahn	Jae Hoon Lee, Jae Hyeon Ahn
March 25, 2021	General Meeting of Shareholders	—	Young Sang Ryu, Youngmin Yoon	—
August 25, 2021	—	—	—	Dae Sik Cho
October 12, 2021	Extraordinary Meeting of Shareholders	Kyu-Nam Choi	—	—
November 1, 2021	—	Young Sang Ryu	—	Jung Ho Park
March 25, 2022	General Meeting of Shareholders	Jong Ryeol Kang	Seok-Dong Kim	—

*	On August 25, 2021, Dae Sik Cho resigned from his position as a non-executive director.
*	On November 1, 2021, Jung Ho Park resigned from his position as the representative director following the Spin-off, and inside director Young Sang Ryu was appointed as representative director.

C.	Change in Company Name

On March 28, 2019, in accordance with a resolution at its general meeting of shareholders, Iriver Ltd. (“Iriver”) changed its name to Dreamus Company, which has been eliminated from the Company’s consolidation scope following the Spin-off.

6

On April 17, 2019, Network O&S Co., Ltd. changed its name to SK O&S Co., Ltd. pursuant to a resolution at its extraordinary meeting of shareholders.

On March 4, 2021, SK Infosec merged Former ADT CAPS with and into itself and changed its name to ADT CAPS Co., Ltd. (“ADT CAPS”) after the date of the merger. As of October 26, 2021, ADT CAPS changed its name to SK shieldus Co., Ltd., which has subsequently been eliminated from the Company’s consolidation scope following the Spin-off.

D.	Mergers, Acquisitions and Restructuring

[SK Telecom]

(1) Acquisition of shares of FSK L&S Co., Ltd.

On February 6, 2016, the Company acquired 2,415,750 shares of FSK L&S Co., Ltd. at a purchase price of Won 17.8 billion from SK Inc. (formerly known as SK Holdings Co., Ltd.) to utilize its logistics sharing infrastructure with its counterparties and pursue new business opportunities. As a result of the acquisition, the Company had a 60% equity interest in FSK L&S Co., Ltd.

(2) Acquisition of shares of id Quantique SA

In order to increase the value of the Company by enhancing its position as the top mobile network operator (“MNO”) through utilizing quantum cryptography and by generating returns from its global business, the Company acquired an additional 41,157,506 shares of id Quantique SA on April 30, 2018. As a result, the Company owns a total of 58.1% of the issued and outstanding shares (44,157,506 shares), and has acquired control, of id Quantique SA.

(3) Acquisition of shares of Siren Holdings Korea Co., Ltd.

The Company acquired shares of Siren Holdings Korea Co., Ltd. (“SHK”), which wholly owned Former ADT CAPS, in order to strengthen its security business and expand its residential customer base. See “Report on Decision on Acquisition of Shares of Siren Holdings Korea Co., Ltd.” filed on May 8, 2018 for more information.

*

Siren Investments Korea Co., Ltd. merged with and into SHK with SHK as the surviving entity, following which CAPSTEC Co., Ltd. (“CAPSTEC”) and ADT SECURITY Co., Ltd. (“ADT SECURITY”), which were subsidiaries of Former ADT CAPS, became subsidiaries of SHK.

*

SHK changed its name to Life & Security Holdings Co., Ltd. (“Life & Security Holdings”) in accordance with a resolution at its extraordinary meeting of shareholders on October 23, 2018, and Life & Security Holdings merged with SK Infosec on December 30, 2020.

(4) Capital increase of Iriver

On July 26, 2018, the board of directors of Iriver, a subsidiary of the Company, resolved to approve a capital increase of Won 70,000 million through third-party allotment and subsequently issued 7,990,867 common shares. The Company participated in the capital increase and paid Won 65,000 million to subscribe 7,420,091 common shares of Iriver on August 10, 2018, resulting in an increase of the Company’s ownership interest from 45.9% to 53.7%.

(5) Exchange of shares of SK Infosec

On October 26, 2018, the Company announced the decision of the Board of Directors to approve the comprehensive exchange of shares of SK Infosec for shares of the Company. The share exchange ratio was one common share of the Company to 0.0997678 common share of SK Infosec. The share exchange was completed on December 27, 2018, upon which SK Infosec became a wholly-owned subsidiary of the Company.

7

(6) Acquisition of shares of SK Stoa

On April 25, 2019, the Board of Directors resolved to acquire the 100% equity interest in SK Stoa owned by SK Broadband, a subsidiary of the Company, in order to expand its T-commerce business and maximize synergies with other ICT businesses of the Company. On January 3, 2020, the Company acquired 3,631,355 shares of SK Stoa after obtaining governmental approvals.

(7) Acquisition of shares of Tbroad Nowon Broadcasting Co., Ltd. (“Tbroad Nowon”)

On April 26, 2019, the Board of Directors resolved to acquire shares of Tbroad Nowon to enhance the Company’s competitiveness in the media business pursuant to a share purchase agreement with Tbroad Nowon’s largest shareholder, Tbroad. The Company acquired a 55.00% equity interest, or 627,000 shares, of Tbroad Nowon at a purchase price of Won 10.4 billion. See the report on “Amendment Regarding Decision on Acquisition of Tbroad Nowon” filed by the Company on January 28, 2020 for more information.

(8) Disposal of shares of SMC and Shopkick

On June 11, 2019, SKP America, LLC, a subsidiary of the Company, disposed of its 100% equity interest in SMC and SMC’s wholly-owned subsidiary Shopkick.

(9) Acquisition of shares of Incross Co., Ltd. (“Incross”)

On June 28, 2019, the Company acquired 2,786,455 shares of Incross in order to strengthen its digital advertising business. The Company’s equity interest in Incross following the acquisition is 34.6%. See the report on “Decision on Acquisition of Shares of Incross” filed by the Company on April 11, 2019, as amended on June 3, 2019 for more information.

(10) Capital increase of Content Alliance Platform Inc. (“Content Alliance Platform”)

On September 18, 2019, the Company participated in a capital increase by Content Alliance Platform in the amount of Won 90 billion through third-party allotment in order to provide innovative media services and contents to customers and to enhance its competitiveness as a differentiated mobile OTT platform. See the report on “Participation in Capital Increase by Content Alliance Platform” filed by the Company on April 5, 2019, as amended on June 28, 2019.

(11) Acquisition of newly-issued shares of Kakao Corp. (“Kakao”)

In order to pursue a strategic alliance with Kakao, the Company acquired newly-issued common shares of Kakao in the aggregate amount of approximately Won 300 billion through third-party allotment on November 5, 2019. Kakao acquired treasury shares of the Company. See the report on “Results of Disposal of Treasury Shares” filed by the Company on November 5, 2019 for more information.

(12) Spin-off of T Map Mobility

In order to strengthen the business expertise and enhance the efficiency of the Company’s mobility business, the Company engaged in a vertical spin-off of such business into T Map Mobility. The spin-off was a simple vertical spin-off, whereby the shareholder ownership composition remained the same, and it had no effect on the Company’s consolidated financial statements. The spin-off registration date was December 30, 2020.

*	See the report on “Decision to Spin Off Mobility Business” filed by the Company on October 16, 2020, for more information.

8

(13) Spin-off of SK Square

The Company engaged in the Spin-off, comprising a horizontal spin-off of its business of managing the equity interests in certain investees engaged in, among other things, semiconductor and new ICT businesses and making new investments into a newly established company, SK Square. The Spin-off was conducted in order to (i) strengthen the competitiveness of, and concentrate capabilities relating to, the spun-off investments, (ii) increase the transparency of corporate governance and management stability and (iii) efficiently allocate management resources through changes in the corporate governance structure of the Company and SK Square, thereby facilitating appropriate market valuation and ultimately enhancing the corporate and shareholder values of the Company and SK Square. The Spin-off registration date was November 2, 2021.

*	See the report on “Decision on Spin-Off” filed by the Company on June 10, 2021, for more information.

(14) Transfer of AI semiconductor business

On December 21, 2021, the Board of Directors resolved to approve an agreement for the transfer of the Company’s AI semiconductor business to facilitate the commercialization of the Company’s AI semiconductor technology and to improve management efficiency. The transfer was completed on January 4, 2022.

*See the report on “Decision on Business Transfer” filed by the Company on December 22, 2021, for more information.

[SK Broadband]

(1) Transfer of business

On April 5, 2019, SK Broadband’s board of directors resolved to approve an agreement for the transfer of its OTT service, oksusu, to Content Alliance Platform (POOQ), a joint venture among KBS, MBC and SBS. The transaction was completed on September 18, 2019.

(2) Transfer of subsidiary shares

On April 24, 2019, SK Broadband’s board of directors approved the transfer of its 100% equity interest (3,631,355 shares) in SK Stoa, a subsidiary of SK Broadband, to SK Telecom. On December 30, 2019, the Ministry of Science and ICT (“MSIT”) approved the change in the largest capital contributor, and the transaction was completed on January 3, 2020.

(3) Merger of Tbroad, Tbroad Dongdaemun Broadcasting Co., Ltd. (“Tbroad Dongdaemun”) and Korea Digital Cable Media Center (“KDMC”) with and into SK Broadband (the “Tbroad Merger”)

On April 26, 2019, SK Broadband’s board of directors resolved to enter into a merger agreement pursuant to which Tbroad, Tbroad Dongdaemun and KDMC will merge with and into SK Broadband. On January 23, 2020, the parties entered into an amendment to the merger agreement due to changes in the merger timeline, and on March 26, 2020, the entry into the merger agreement was approved as proposed at the extraordinary general meeting of shareholders. The Tbroad Merger was completed as of April 30, 2020.

(4) Transfer of business

On July 30, 2020, SK Broadband’s board of directors resolved to approve a certain MVNO Business Transfer Agreement in connection with the sale of its MVNO business to Korea Cable Telecom Co., Ltd. The sale was a follow-up measure to, and a condition to MSIT’s approval of, the Tbroad Merger, and was carried out pursuant to the terms of the merger agreement for the Tbroad Merger. The transfer was completed on August 31, 2020.

(5) Acquisition of business

On December 4, 2020, SK Broadband entered into a certain business transfer agreement to acquire SK Telink’s B2B business with the purpose of strengthening the market competitiveness of the B2B business through an reorganization of such business within the wider ICT business of the SK Group. The transfer was completed on March 31, 2021.

9

(6) Establishment of a subsidiary and acquisition of shares

On January 5, 2021, SK Broadband established Media S Co., Ltd., a subsidiary engaged in the production and supply of broadcasting programs, through a capital contribution of Won 23.0 billion (representing a 100% equity interest), and the subsidiary was added as a member of the SK Group by the Korea Fair Trade Commission (the “KFTC”) as of March 2, 2021. On June 22, 2022, SK Broadband acquired 5,000,000 additional shares for Won 25 billion through a capital increase by allocation to shareholders.

[SK Telink]

(1) Disposal of NSOK shares

Pursuant to the resolution of its board of directors on October 8, 2018, SK Telink entered into an agreement to sell 1,012,459 shares of NSOK (representing a 100.00% equity interest) to Life & Security Holdings. The date of sale was October 10, 2018, and the sale consideration amount was Won 100 billion. See “Report on Disposal of Shares of Related Party” filed on October 8, 2018 by SK Telink for more information about this transaction.

(2) Change in location of headquarters

As of April 20, 2020, SK Telink changed the location of its headquarters to 144 Mapo T-town, Mapo-daero, Mapo-gu, Seoul pursuant to a resolution of its board of directors on April 16, 2020.

(3) Transfer of access ID business

On May 22, 2020, the board of directors of SK Telink resolved to transfer its access ID business and related assets to Former ADT CAPS, a related party, for Won 0.4 billion, effective as of May 31, 2020.

(4) Transfer of device business

On May 22, 2020, the board of directors of SK Telink resolved to transfer its device business and related assets to SK Networks Co., Ltd., a related party, for Won 4.4 billion, effective as of July 1, 2020. As such transfer qualified as a simplified business transfer, the board resolution served as requisite approval in lieu of approval by the general meeting of shareholders.

(5) Transfer of B2B business

On December 2, 2020, SK Telink held an extraordinary general meeting of shareholders, which resolved to transfer its B2B business and related assets to its affiliated company, SK Broadband. The transfer was completed on March 31, 2021, and the value of the transfer was Won 20.3 billion.

[PS&Marketing]

(1) Acquisition of shares of SK M&Service Co., Ltd.

PS&Marketing acquired 3,099,112 shares of SK M&Service Co., Ltd. (a 100% equity interest) to strengthen its competitiveness in distribution and promote the synergy within the SKT ICT Family. The transaction was completed on February 9, 2022.

10

3. Total Number of Shares

A.	Total Number of Shares

(As of June 30, 2022)		(Unit: in shares)
	Share type			Remarks
Classification	Common shares	Preferred shares	Total
I. Total number of authorized shares	670,000,000	—	670,000,000	—
II. Total number of shares issued to date	304,927,159	—	304,927,159	—
III. Total number of shares retired to date	86,094,015	—	86,094,015	—
a. reduction of capital	—	—	—	—
b. retirement with profit	86,094,015	—	86,094,015	—
c. redemption of redeemable shares	—	—	—	—
d. others	—	—	—	—
IV. Total number of issued shares (II-III)	218,833,144	—	218,833,144	—
V. Number of treasury shares	801,091	—	801,091	—
VI. Number of outstanding shares (IV-V)	218,032,053	—	218,032,053	—

*

Following the stock split effective as of October 28, 2021 (the “Stock Split”), the total number of issued shares changed from 72,060,143 shares (par value of Won 500 per share) to 218,833,144 shares (par value of Won 100 per share).

*	Number of treasury shares includes 54,032 treasury shares acquired relating to fractional shares from the Spin-off.

B.	Treasury Shares

(As of June 30, 2022)							(Unit: in shares)
			Type of shares	At the beginning of period	Changes			At the end of period
Acquisition methods					Acquired (+)	Disposed (-)	Retired (-)
Acquisition pursuant to the Financial Investment Services and Capital Markets Act of Korea	Direct acquisition	Direct acquisition from market	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
		Direct over-the-counter acquisition	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
		Tender offer	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
		Sub-total (a)	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
	Acquisition through trust and other agreements	Held by trustee	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
		Held in actual stock	Common shares	1,196,960		395,869	—	801,091
			Preferred shares	—	—	—	—	—
		Sub-total (b)	Common shares	1,196,960	—	395,869	—	801,091
			Preferred shares	—	—	—	—	—
Other acquisition (c)			Common shares	54,032	—	54,032	—	—
			Preferred shares	—	—	—	—	—
Total (a+b+c)			Common shares	1,250,992	—	449,901	—	801,091
			Preferred shares	—	—	—	—	—

*	On January 24, 2022, the Company disposed 413,080 treasury shares for bonus payment purposes.
*	On February 25, 2022, the Company disposed 7,598 treasury shares for bonus payment purposes.
*	On May 2, 2022, the Company disposed 5,984 treasury shares for bonus payment purposes.
*	On May 13, 2022, the Company disposed 23,239 treasury shares for bonus payment purposes.

11

4. Status of Direct Acquisitions and Disposal of Treasury Shares

(As of June 30, 2022)					(Unit: in shares and percentages)
Classification	Expected Acquisition (Disposal) Period		Expected Number of Shares (A)	Executed Number of Shares (B)	Execution Ratio (B/A)	Reporting Date
	Start Date	End Date
Direct Disposal	Feb. 3, 2021	Feb. 3, 2021	604,950	604,950	100%	Feb. 8, 2021
Direct Disposal	Jun. 21, 2021	Jun. 21, 2021	2,500	2,500	100	Jun. 22, 2021
Direct Disposal	Oct. 25, 2021	Dec. 16, 2021	2,526,553	2,526,553	100	Dec. 20, 2021
Direct Disposal	Jan. 24, 2022	Jan. 24, 2022	413,080	413,080	100	Jan. 27, 2022
Direct Disposal	Feb. 25, 2022	Feb. 25, 2022	7,598	7,598	100	Feb. 28, 2022
Direct Disposal	May 2, 2022	May 2, 2022	5,984	5,984	100	May 17, 2022
Direct Disposal	May 13, 2022	May 13, 2022	23,239	23,239	100	May 17, 2022

*	The expected number of shares and executed number of shares reflect the effect of the Stock Split.

5. Status of Trust Agreement on Repurchase of Treasury Shares

(As of June 30, 2022)					(Unit: in Won, percentages and number of instances)
Classification	Agreement Period		Maximum Value of Treasury Shares to be Acquired under Agreement (A)		Actual Value of Treasury Shares Acquired under Agreement (B)		Execution Ratio (B/A)	Change of Sales Direction		Reporting Date
	Start Date	End Date						Number of Instances	Date
Trust Agreement Termination	Aug. 28, 2020	Apr. 30, 2021	~~W~~	500,000,000,000	~~W~~	499,646,025,000	99.93%	0	—	Apr. 30, 2021

6. Matters Concerning Articles of Incorporation

Date of Revision	General Meeting of Shareholders	Key Revisions	Reason for Revisions
March 26, 2020	36th General Meeting of Shareholders	Specialized safety and health planning, etc.	Changes in accordance with amendments to the Industrial Safety and Health Act of Korea and to reflect the relevant revisions to SK Group-wide management policies under SK Management System
March 25, 2021	37th General Meeting of Shareholders	Corporate governance charter, term of office of independent directors, dividends, etc.	To provide basis for adopting a corporate governance charter and quarterly dividends in the Articles of Incorporation and to reflect applicable amendments to the Korean Commercial Code
October 12, 2021	1st Extraordinary General Meeting of Shareholders	Total number of authorized shares, par value per share	Stock Split from par value of Won 500 per share to par value of Won 100 per share
March 25, 2022	38th General Meeting of Shareholders	The Company’s areas of business	To reflect the Company’s pursuit of new businesses including data and medical equipment businesses

12

II.	BUSINESS

1. Business Overview

Each company in the consolidated entity is a separate legal entity providing independent services and products. The Company’s business is primarily separated into (1) the wireless business consisting of cellular voice, wireless data and wireless Internet services, (2) the fixed-line business consisting of fixed-line telephone, high-speed Internet, data and network lease services, among others and (3) other businesses consisting of commercial retail data broadcasting channel business, among others.

Set forth below is a summary description of the business of each of the Company’s material consolidated subsidiaries.

Classification	Company name	Description of business
Wireless	SK Telecom Co., Ltd.	Wireless voice and data telecommunications services via digital wireless networks
	PS&Marketing Co., Ltd.	Sale of fixed-line and wireless telecommunications products through wholesale, retail and online distribution channels
	SK O&S Co., Ltd.	Maintenance of switching stations
	Service Ace Co., Ltd.	Management and operation of customer centers
	SK M&Service Co., Ltd.	Database and online information services

Fixed-line	SK Broadband Co., Ltd.

High-speed Internet, TV, telephone, commercial data and other fixed-line services and management of the transmission system for online digital contents

Various media-related services, such as channel management services including VOD

	Home & Service Co., Ltd.	System maintenance of high-speed Internet, IPTV and fixed-line services
	SK Telink Co., Ltd.	International wireless direct-dial “00700” services and MVNO business

Other business	SK stoa Co., Ltd.	Operation of commercial retail data broadcasting channel services
	Atlas Investment	Investments
	SK Telecom Innovation Fund, L.P.	Investments

[Wireless Business]

A.	Industry Characteristics

The telecommunications services market can be categorized into telecommunications services (such as fixed-line, wireless, leased line and value-added services) and broadcasting and telecommunications convergence services. Pursuant to the Telecommunications Business Act, the telecommunications services market can be further classified into basic telecommunications (fixed-line and wireless telecommunications), special category telecommunications (resale of telecommunications equipment, facilities and services) and value-added telecommunications (Internet connection and management, media contents and others).

13

The size of the domestic telecommunications services market is determined based on various factors specific to Korea, including size of population that uses telecommunication services and telecommunications expenditures per capita. While it is possible for Korean telecommunication service providers to provide services abroad through acquisitions or otherwise, foreign telecommunication services markets have their own characteristics depending, among others, on the regulatory environment and demand for telecommunication services.

B.	Growth Potential

The Korean mobile communication market is considered to have reached its maturation stage with more than a 100% penetration rate. However, the Korean mobile communications market continues to improve in the quality of services with the help of advances in network-related technology and the development of highly advanced smartphones which enable the provision of New ICT services for advanced multimedia contents, mobile commerce, mobility and other related services. In addition, the ultra-low latency and high capacity characteristics of 5G networks as well as the advancement of AI are expected to accelerate the introduction of new services and the growth of IoT-based B2B businesses.

	(Unit: in 1,000 persons)
		As of June 30	As of December 31,
Classification		2022	2021	2020
Number of subscribers	SK Telecom	30,250	29,696	29,089
	Others (KT, LG U+)	32,304	31,869	31,341
	MVNO	11,604	10,355	9,111
	Total	74,158	71,920	69,541

*	Source: Wireless telecommunications service data from the MSIT as of June 30, 2022.

C.	Domestic and Overseas Market Conditions

The Korean mobile communication market includes the entire population of Korea with mobile communication service needs, and almost every Korean is considered a potential user. Sales revenue related to data services has been growing due to the increasing popularity of smartphones and high-speed wireless networks. There is also a growing importance to the B2B segment, which creates added value by selling and developing various solutions. The telecommunications industry is a regulated industry requiring license and approval from the MSIT.

In the wireless business, industry players compete on the basis of the following three main competitive elements:

(i) brand competitiveness, which refers to the overall sense of recognition and loyalty experienced by customers with respect to services and values provided by a company, including the images created by a company’s comprehensive activities and communications on top of the actual services rendered;

(ii) product and service competitiveness, which refers to the fundamental criteria for wireless telecommunications services, including voice quality, service coverage, broad ranges of rate plans, diversified mobile Internet services, price and quality of devices and customer service quality, as well as the ability to develop new services that meet customer needs in a market environment defined by convergence; and

(iii) sales competitiveness, which refers to novel and diversified marketing methods and the strength of the distribution network.

Set forth below is the historical market share of the Company (excluding MVNO subscribers).

	(Unit: in percentages)
Classification	As of June 30,	As of December 31,
	2022	2021	2020
Mobile communication services	48.4	48.2	48.1

*	Source: Wireless telecommunications service data from the MSIT as of June 30, 2022.

14

D.	Competitive Strengths

The Company successfully completed the Spin-off of SK Square from SK Telecom in 2021 to maximize shareholder value and launched “SKT 2.0.” Concurrently, the Company reorganized its business to center around five major business areas and is seeking maximization of overall corporate value by establishing and executing strategies optimized for each business segment and pursuing growth in each segment. For the six months ended June 30, 2022, the Company recorded Won 4.29 trillion in operating revenue and Won 0.46 trillion in operating profit on a consolidated basis and Won 3.12 trillion in operating revenue and Won 0.38 trillion in operating profit for the period on a separate basis. The Company is continuing to increase its revenue and enhance its profitability by leveraging its competitiveness in the 5G market and secured 11.68 million 5G subscribers as of June 30, 2022.

SK Telink Co., Ltd. (“SK Telink”), a consolidated subsidiary of the Company, operates its MVNO service, “SK 7Mobile,” which is offered at reasonable rates and provides excellent quality. SK Telink is increasing its efforts to develop low-cost distribution channels and create niche markets through targeted marketing towards customers including foreign workers, middle-aged adults and students.

SK O&S, a subsidiary of the Company responsible for the operation of the Company’s base stations and related transmission and power facilities, offers quality fixed-line and wireless network services to customers, including mobile office products to business customers. In addition, Service Ace is developing its competence as a marketing company while providing top-quality customer service.

PS&Marketing, a subsidiary of the Company, provides a sales platform for products of the Company and SK Broadband including fixed-line and wireless telecommunication products that address customers’ needs for various convergence products. PS&Marketing provides differentiated service to clients through the establishment of new sales channels and product development.

[Fixed-line Business]

A.	Industry Characteristics

The domestic telecommunication service industry displays the typical characteristics of a domestic industry given that its coverage area is limited to Korea. As a result, the size of the industry is greatly affected by the domestic economic factors including the domestic user population and the level of telecommunication service expenditures in light of the domestic income level. Domestic telecommunication companies may expand overseas through acquisitions or direct expansion, but the overseas telecommunication service industries are subject to inherently different industry characteristics from the domestic one, depending on the regulatory and demand characteristics of each country.

The broadcasting business involves the planning, programming or production of broadcasting programs and transmission to viewers through telecommunication facilities. The broadcasting market can be categorized into terrestrial broadcasting, fixed-line TV broadcasting, satellite broadcasting and programming-providing businesses, in each case pursuant to the Broadcasting Act, as well as Internet multimedia broadcasting business pursuant to the Internet Multimedia Broadcast Services Act. The Company engages in the fixed-line TV broadcasting business, which is defined as the business of managing and operating fixed-line TV broadcasting stations (including their facilities and employees for the purpose of providing multi-channel broadcasting) and providing broadcasts through transmission and line facilities. The Internet multimedia broadcasting refers to the broadcasting of programs through a combination of various contents including data, video, voice, sound and/or e-commerce, including real-time broadcasting, while guaranteeing a consistent service quality through a bidirectional Internet protocol using a broadband integrated information network.

As a result of the government’s direct and indirect control over the fixed-line telecommunications industry, ranging from service licensing to business activities, the industry’s overall growth potential and degree of competition are greatly affected by the government’s regulatory policies. The fixed-line telecommunications industry is also a technology-intensive industry that evolves rapidly and continuously through the development of communications technology and equipment, which requires proactive responses in meeting the needs of subscribers by developing new services and penetrating the market. Fixed-line telecommunications services have become universal and essential means of communication and act as the foundation for integration and convergence with various other services. The essential nature of such services provides stable demand, resulting in low sensitivity to economic conditions.

15

In addition, the Korean fixed-line services industry is marked by a high level of market concentration, as the government is highly selective in granting telecommunications business licenses. While the competitive landscape of the fixed-line and wireless services markets is dominated by its three leading operators, the Company (including SK Broadband), KT and LG U+, the intensity of competition is growing as digitalization of communication technologies and devices leads to the convergence of fixed-line and wireless services, as well as broadcasting and telecommunications, and technology for faster data communication services is developed.

In the high-speed Internet services market, the demand for faster and more reliable premium Giga Internet services is increasing due to the growth in usage of home mobile networks using Wi-Fi and an increased consumption of high-definition large media content.

With the mergers and acquisitions among IPTV service providers and multiple service operators, the paid broadcasting market has reorganized around IPTV operators, and companies are moving away from competition based on subscriber base expansion to competition based on media platform services. The transition to a contactless service society due to COVID-19 has led to increased consumption of paid content by viewers, accelerating competition through the ability to source unique contents. The Company expects new growth in the home platform domain by providing customized services using ICT convergence technologies such as AI and big data in addition to differentiated contents.

In the corporate business market, the Company is continuing its efforts to generate stable returns by securing growth drivers in new service areas such as cloud computing, while also strengthening its competitiveness in the traditional fixed line-based business through expansion of core infrastructure including Internet data centers, which have seen an increase in market demand recently.

B.	Growth Potential

		(Unit: in persons)
Classification		As of June 30,	As of December 31,
		2022	2021	2020
Fixed-line Subscribers	High-speed Internet	23,264,220	22,944,268	22,330,182
	Fixed-line telephone	11,903,414	12,211,954	12,859,279
	IPTV	19,689,655	19,003,970	17,872,297
	Cable TV	12,927,463	13,044,615	13,305,796

*	Source: MSIT website.
*

High-speed Internet and fixed-line telephone subscribers represent the number of subscribers as of June 30, 2022, while IPTV and cable TV subscribers represent the average number of subscribers in the second half of 2021.

C.	Cyclical Nature and Seasonality

High-speed Internet and fixed-line telephone services operate in mature markets that are comparatively less sensitive to cyclical economic changes as the services provided by different operators have become less differentiated. TV services have become necessities that provide broadcasting, and the market, which is subject to a subscriber-based business model, has little sensitivity to cyclical economic changes. The telecommunications services market overall is not expected to be particularly affected by economic downturns due to the low income elasticity of demand for telecommunication services.

16

D.	Domestic and Overseas Market Conditions

Set forth below is the historical market share of the Company.

		(Unit: in percentages)
Classification	As of June 30,	As of December 31,
	2022	2021	2020
High-speed Internet (including resales)	28.5	28.7	29.0
Fixed-line telephone (including Voice over Internet Protocol (“VoIP”)	17.6	17.5	16.8
IPTV	30.7	30.6	30.3
Cable TV	22.2	22.2	22.5

*	Source: MSIT website.
*	With respect to Internet telephone, the market share was calculated based on market shares among the Company, KT and LG U+ and is based on the number of IP phone subscribers.
*

Market shares of High-speed Internet and Fixed-line telephone represent the market shares as of June 30, 2022 and market shares of IPTV and Cable TV represent the average market shares in the second half of 2021.

SK Broadband is engaged in a number of business areas including high-speed Internet, home telephone, corporate business, IPTV and cable TV pursuant to the relevant communications regulations such as the Telecommunications Business Act, the Internet Multimedia Broadcast Services Act and the Broadcasting Act. In each of its principal business areas, SK Broadband principally competes on the basis of price, service quality and speed. In the IPTV business, the ability to offer complex services and differentiated contents are becoming increasingly important. General telecommunications businesses operate in a licensed industry with a high barrier of entry, which is dominated by SK Broadband, KT and LG U+.

2. Updates on Major Products and Services

(Unit: in millions of Won and percentages)
Business	Major Companies	Item	Major Trademarks	Consolidated Sales Amount	Ratio
Wireless	SK Telecom Co., Ltd., PS&Marketing Co., Ltd., Service Ace Co., Ltd. SK O&S Co., Ltd.	Mobile communication service, wireless data service, ICT service	T, 5GX, T Plan and others	6,420,713	75.0%
Fixed-line	SK Broadband Co., Ltd., SK Telink Co., Ltd. Home & Service Co., Ltd.	Fixed-line phone, high-speed Internet, data and network lease service	B tv, 00700 international call, 7mobile and others	1,895,209	22.1%
Other	SK stoa Co., Ltd.	Commercial retail data broadcasting channel services and others	Stoa ON	251,143	2.9%
Total				8,567,065	100.0%

3. Price Trends for Major Products

[Wireless Business]

As of June 30, 2022, based on the Company’s standard monthly subscription plan, the basic service fee was Won 12,100 and the usage fee was Won 1.98 per second. Among the 4G-based plans, the “T-Plan Safe 4G” provides 4 GB of data and unlimited voice calls at Won 50,000 per month (including value-added tax). Among the 5G-based plans, the “Slim Plan” provides 10 GB of data and unlimited voice calls at Won 55,000 per month (including value-added tax). The Company provides a variety of other subscription plans catered to subscriber demand.

17

[Fixed-line Business]

In January 2022, SK Broadband launched “PlayZ,” an all-in-one Playbox that allows users to access various over-the-top (“OTT”) streaming apps and entertainment contents in both the fixed-line and wireless environments, similar to smart TVs. The product features an integrated search of OTT contents and allows users to enjoy other forms of entertainment, such as games and karaoke, on a larger screen. PlayZ is available for purchase for single payment of Won 79,000 or at Won 2,200 per month for 36-month installments.

In February 2022, SK Broadband launched a “rechargeable smart remote control” that can control smart TVs and “B tv” set-up boxes in an integrated manner. The product is available for rent at Won 440 per month based on a 60-month subscription period.

In addition, SK Broadband expanded its lineup of tablet products by launching “B tv air2 Samsung,” which allows users to access IPTV services anywhere in the house, as a follow-on product of “B tv air Lenovo,” which was launched in June 2021. The product is available for purchase for single payment of Won 316,800 or at Won 8,800 per month for 36-month installments.

SK Broadband also provides a variety of other subscription plans.

4. Investment Status

[Wireless Business]

A.	Investment in Progress

							(Unit: in billions of Won)
Business	Classification	Investment period	Subject of investment	Investment effect	Expected investment amount	Amount already invested	Future investment
Network/Common	Upgrade/ New installation	Year ended December 31, 2022	Network, systems and others	Capacity increase and quality improvement; systems improvement	To be determined	855	—
Total					To be determined	855	—

B.	Future Investment Plan

(Unit: in billions of Won)
Business	Expected investment amount		Expected investment for each year			Investment effect
	Asset type	Amount	2022	2023	2024
Network/Common	Network, systems and others	To be determined	To be determined	To be determined	To be determined	Upgrades to the existing services and expanded provision of network services including 5G
Total		To be determined	To be determined	To be determined	To be determined

*	The Company indicated during the earnings conference call held on February 9, 2022 that the level of capital expenditures for 2022 is expected to be similar to that of 2021.

18

[Fixed-line Business]

A.	Investment in Progress and Future Investment Plan

(Unit: in billions of Won)
Purpose of investment	Subject of investment	Investment period	Amount already invested	Future investment	Investment effect
Coverage expansion, upgrade of media platform	Network, systems, Internet data center and others	Six months ended June 30, 2022	230	To be determined	Securing subscriber network and equipment; quality and system improvement

5. Revenues

						(Unit: in millions of Won)
Business	Sales type	Item		For the six months ended June 30, 2022	For the year ended December 31, 2021	For the year ended December 31, 2020
Wireless	Services	Mobile communication, wireless data, information communication	Export	69,704	143,149	152,518
			Domestic	6,351,009	12,575,324	12,195,445
			Subtotal	6,420,713	12,718,473	12,347,963
Fixed-line	Services	Fixed-line, high-speed Internet, data, lease line service	Export	91,444	139,846	127,618
			Domestic	1,803,765	3,537,860	3,304,600
			Subtotal	1,895,209	3,677,706	3,432,218
Other	Services	Commercial retail data broadcasting channel services	Export	—	—	—
			Domestic	251,143	352,406	307,566
			Subtotal	251,143	352,406	307,566
Total			Export	161,148	251,502	280,136
			Domestic	8,405,917	16,497,083	15,807,611
			Total	8,567,065	16,748,585	16,087,747

						(Unit: in millions of Won)
For the six months ended June 30, 2022	Wireless	Fixed-line	Other	Sub total	Consolidation adjustment	After consolidation
Total sales	7,165,743	2,424,129	268,399	9,858,271	(1,291,206)	8,567,065
Internal sales	745,030	528,920	17,256	1,291,206	(1,291,206)	—
External sales	6,420,713	1,895,209	251,143	8,567,065	—	8,567,065
Depreciation and amortization	1,371,269	493,126	9,840	1,874,235	(56,019)	1,818,216
Operating profit (loss)	746,500	162,538	4,030	913,068	(21,070)	891,998
Finance profit (loss)						(138,021)
Gain from investments in associates and joint ventures						(24,869)
Other non-operating profit (loss)						665
Profit before income tax						729,773

19

6. Derivative Transactions

A.	Current Swap Contract Applying Cash Flow Risk Hedge Accounting

Currency and interest rate swap contracts under cash flow hedge accounting as of June 30, 2022 are as follows:

[SK Telecom]

(Unit: in millions of Won and thousands of USD)
Borrowing date	Hedged item	Hedged risk	Contract type	Financial institution	Duration of contract
July 20, 2007	Fixed rate foreign currency denominated bonds	Foreign currency risk	Cross currency swap	Morgan Stanley and four other banks	July 20, 2007 – July 20, 2027
Dec. 21, 2017	Floating rate Korean Won denominated borrowings	Interest rate risk	Interest rate swap	The Korea Development Bank	Dec. 21, 2017 – Dec. 21, 2022
Apr. 16, 2018	Fixed rate foreign currency denominated bonds	Foreign currency risk	Cross currency swap	The Export-Import Bank of Korea and three other banks	Apr. 16, 2018 – Apr. 16, 2023
Aug. 13, 2018	Fixed rate foreign currency denominated bonds	Foreign currency risk	Cross currency swap	Citibank	Aug. 13, 2018 – Aug. 13, 2023
Dec. 19, 2018	Floating rate Korean Won denominated borrowings	Interest rate risk	Interest rate swap	Credit Agricole CIB	Mar. 19, 2019 – Dec. 14, 2023
Mar. 4, 2020	Floating rate foreign currency denominated bonds	Foreign currency and interest rate risks	Cross currency interest rate swap	Citibank	Mar. 4, 2020 – June 4, 2025

[SK Broadband]

Borrowing date	Hedged item	Hedged risk	Contract type	Financial institution	Duration of contract
Dec. 21, 2017	Floating rate Korean Won denominated borrowings	Interest rate risk	Interest rate swap	The Korea Development Bank	Dec. 21, 2017 – Dec. 21, 2022
Aug. 13, 2018	Non-guaranteed foreign currency denominated bonds (face value of USD 300,000)	Foreign currency risk	Cross currency swap	Citibank Korea	Aug. 13, 2018 – Aug. 13, 2023
Dec. 19, 2018	Floating rate Korean Won denominated borrowings	Interest rate risk	Interest rate swap	Credit Agricole CIB	Mar. 19, 2019 – Dec. 14, 2023

7. Major Contracts

None.

8. R&D Investments

Set forth below are the Company’s R&D expenditures.

		(Unit: in millions of Won except percentages)
	Category	For the six months ended June 30, 2022	For the year ended December 31, 2021	For the year ended December 31, 2020	Remarks
	Raw material	8	48	54	—
	Labor	50,305	122,445	122,906	—
	Depreciation	68,780	147,249	169,872	—
	Commissioned service	17,592	55,917	35,939	—
	Others	33,657	48,048	35,209	—
	Total R&D costs	170,342	373,707	363,980	—
	Government Subsidies	—	—	—	—
Accounting	Sales and administrative expenses	166,742	347,711	353,198	—
	Development expenses (Intangible assets)	3,600	25,996	10,782	—
	R&D cost / sales amount ratio (Total R&D costs / Current sales amount×100)	1.99%	2.23%	2.26%	—

20

9. Other information relating to investment decisions

A.	Trademark Policies

The Company manages its corporate brand and other product brands in a comprehensive way to protect and increase their value. The Company operates an intranet system called “Comm.ON” in order to implement consistent communication with consumers across various areas including branding, design, marketing and public relations, and systematically manages the development, registration and licensing of brands through such system.

B.	Business-related Intellectual Property

[SK Telecom]

As of June 30, 2022, the Company held 3,274 Korean-registered patents and 1,436 foreign-registered patents. The Company holds 737 Korean-registered trademarks and owns intellectual property rights to its proprietary graphic design of the alphabet “T” representing its brand. The designed alphabet “T” is registered in all business categories for trademarks (total of 45). The number of registered patents and trademarks is subject to constant change due to the acquisition of new rights, expiration of terms, abandonments and dispositions.

[SK Broadband]

As of June 30, 2022, SK Broadband held 285 Korean-registered patents and 96 foreign-registered patents (including those held jointly with other companies). It also holds 294 Korean-registered trademarks and owns intellectual property rights to its proprietary graphic design of the alphabet “B” representing its brand. The designed alphabet “B” is registered in all business categories for trademarks (total of 45). The number of registered patents and trademarks is subject to continual change due to the acquisition of new rights, expiration of terms, abandonments and dispositions.

C.	Business-related Pollutants and Environmental Protection

[SK Telecom]

The Company does not directly engage in any manufacturing and therefore does not undertake any industrial processes that emit pollutants into the air or industrial processes in which hazardous materials are used. Nevertheless, the Company clearly recognizes the severity of the climate crisis and has been diligently fulfilling its social obligations by establishing a systematic and practical environmental management strategy system. Under the vision of “realizing a sustainable future based on ICT” and to achieve Net-zero by 2050, the Company is making efforts to (1) preemptively respond to climate change, (2) improve its environmental management system and (3) create an eco-friendly green culture. To this end, the Company was one of the first IT companies in Korea to join the RE100 initiative and signed a green premium contract with Korea Electric Power Corporation. The Company has been implementing company-wide adoption of renewable energy through efforts such as installing solar power generation equipment in its office buildings and base stations. In addition, the Company leads in energy savings and environmental protections based on ICT technology, and recently became the first company in the telecommunications industry to obtain carbon emission rights by reducing greenhouse gas through integration of telecommunications equipment and technology upgrades.

[SK Broadband]

SK Broadband does not directly engage in any manufacturing processes that emit environmental pollutants, and more than 99% of its greenhouse gas emissions is indirect emissions from its use of external electricity. SK Broadband was selected as a business subject to allocation of emission permits as part of Korea’s greenhouse gas emissions trading scheme that commenced in 2015, and it actively fulfills its obligations and consistently achieves the targets set by the government. In addition, SK Broadband continues to invest in environment-friendly facilities for its data centers and improve the stability and efficiency of its services.

21

III.	FINANCIAL INFORMATION

1. Summary Financial Information (Consolidated and Separate)

A.	Summary Financial Information (Consolidated)

Below is the summary consolidated financial information of the Company as of June 30, 2022, December 31, 2021 and December 31, 2020 and for the six months ended June 30, 2022 and 2021 and the years ended December 31, 2021 and 2020. The Company’s consolidated financial statements as of June 30, 2022 and December 31, 2021 and for the six months ended June 30, 2022 and 2021, which are prepared in accordance with K-IFRS, are attached hereto.

(Unit: in millions of Won except number of companies)
	As of June 30, 2022	As of December 31, 2021	As of December 31, 2020
Assets
Current Assets	7,061,197	6,352,665	8,775,086
• Cash and Cash Equivalents	1,152,914	872,731	1,369,653
• Accounts Receivable – Trade, net	2,026,534	1,913,511	2,188,893
• Accounts Receivable – Other, net	566,937	548,362	979,044
• Others	3,314,812	3,018,061	4,237,496
Non-Current Assets	23,587,231	24,558,612	39,131,871
• Long-Term Investment Securities	1,255,862	1,715,078	1,648,837
• Investments in Associates and Joint Ventures	2,285,217	2,197,351	14,354,113
• Property and Equipment, net	12,670,853	12,871,259	13,377,077
• Goodwill	2,075,009	3,869,769	4,436,194
• Intangible Assets, net	3,523,565	2,072,493	3,357,524
• Others	1,776,725	1,832,662	1,958,126
Total Assets	30,648,428	30,911,277	47,906,957
Liabilities
Current Liabilities	7,575,948	6,960,435	8,177,967
Non-Current Liabilities	10,925,840	11,615,704	15,332,747
Total Liabilities	18,501,788	18,576,139	23,510,714
Equity
Equity Attributable to Owners of the Parent Company	11,358,296	11,579,346	23,743,894
Share Capital	30,493	30,493	44,639
Capital Surplus (Deficit) and Other Capital Adjustments	(11,549,459)	(11,623,726)	677,203
Retained Earnings	22,376,735	22,437,341	22,981,913
Reserves	500,527	735,238	40,139
Non-controlling Interests	788,344	755,792	652,349
Total Equity	12,146,640	12,335,138	24,396,243
Total Liabilities and Equity	30,648,428	30,911,277	47,906,957

	(Unit: in millions of Won except per share data)
	For the six months ended June 30, 2022	For the year ended December 31, 2021	For the year ended December 31, 2020
Operating Revenue	8,567,065	16,748,585	16,087,747
Operating Profit	891,998	1,387,162	1,248,578
Profit Before Income Tax	729,773	1,718,191	905,218
Profit for the Period	478,492	2,418,989	1,500,538
Profit for the Period Attributable to Owners of the Parent Company	465,115	2,407,523	1,504,352
Profit for the Period Attributable to Non-controlling Interests	13,377	11,466	(3,814)
Basic Earnings Per Share (Won)	2,100	7,191	4,093
Diluted Earnings Per Share (Won)	2,099	7,187	4,092
Total Number of Consolidated Subsidiaries	26	23	49

22

B.	Summary Financial Information (Separate)

Below is the summary separate financial information of the Company as of June 30, 2022, December 31, 2021 and December 31, 2020 and for the six months ended June 30, 2022 and 2021 and the years ended December 31, 2021 and 2020. The Company’s unaudited separate financial statements as of June 30, 2022 and December 31, 2021 and for the six months ended June 30, 2022 and 2021 and for the years ended December 31, 2021 and 2020, which are prepared in accordance with K-IFRS, are attached hereto.

	(Unit: in millions of Won)
	As of June 30, 2022	As of December 31, 2021	As of December 31, 2020
Assets
Current Assets	5,056,371	4,681,493	5,047,115
• Cash and Cash Equivalents	142,186	158,823	329,208
• Accounts Receivable – Trade, net	1,529,083	1,514,260	1,503,552
• Accounts Receivable – Other, net	526,906	520,956	434,713
• Others	2,858,196	2,487,454	2,779,642
Non-Current Assets	20,822,080	21,707,572	26,939,336
• Long-Term Investment Securities	1,013,494	1,476,361	983,688
• Investments in Subsidiaries and Associates	4,910,867	4,841,139	11,357,504
• Property and Equipment, net	9,219,349	9,318,408	9,157,548
• Goodwill	1,306,236	1,306,236	1,306,236
• Intangible Assets, net	2,888,175	3,203,330	2,665,083
• Others	1,483,959	1,562,098	1,469,277
Total Assets	25,878,451	26,389,065	31,986,451
Liabilities
Current Liabilities	6,031,802	5,426,477	5,076,404
Non-Current Liabilities	9,338,927	10,099,732	9,560,189
Total Liabilities	15,370,729	15,526,209	14,636,593
Equity
Share Capital	30,493	30,493	44,639
Capital Surplus and Other Capital Adjustments	(4,504,888)	(4,576,271)	289,134
Retained Earnings	14,717,055	14,770,618	16,684,640
Reserves	265,062	638,016	331,445
Total Equity	10,507,722	10,862,856	17,349,858
Total Liabilities and Equity	25,878,451	26,389,065	31,986,451

	For the six months ended June 30, 2022	For the year ended December 31, 2021	For the year ended December 31, 2020
Operating Revenue	6,195,625	12,102,830	11,746,630
Operating Profit	737,824	1,144,323	1,023,067
Profit Before Income Tax	667,013	1,369,347	941,455
Profit for the Period	476,480	1,073,823	758,792
Basic Earnings Per Share (Won)	2,152	3,183	2,044
Diluted Earnings Per Share (Won)	2,151	3,181	2,044

2. Dividends and Others

Omitted in semi-annual reports in accordance with applicable Korean disclosure rules due to an absence of significant changes during the year ended December 31, 2021. Please refer to the 2021 report for relevant information.

3. Use of Direct Financing

A.	Use of Proceeds from Public Offerings

23

[SK Telecom]

(As of June 30, 2022)	(Unit: in millions of Won)

Category	Bond Series	Payment Date	Planned Use of Proceeds		Actual Use of Proceeds		Reasons for Difference
			Use	Amount	Use	Amount
Corporate bond	78th	January 14, 2020	Repayment of debt	60,000	Repayment of debt	60,000	—
Corporate bond	78th	January 14, 2020	Working capital	360,000	Working capital	360,000	—
Corporate bond	79th	October 19, 2020	Repayment of debt	290,000	Repayment of debt	290,000	—
Corporate bond	80th	January 15, 2021	Repayment of debt	310,000	Repayment of debt	310,000	—
Corporate bond	81st	October 28, 2021	Repayment of debt	200,000	Repayment of debt	200,000	—
Corporate bond	82nd	April 12, 2022	Repayment of debt	350,000	Repayment of debt	350,000	—

[SK Broadband]

(As of June 30, 2022)	(Unit: in millions of Won)

Category	Bond Series	Payment Date	Planned Use of Proceeds		Actual Use of Proceeds		Reasons for Difference
			Use	Amount	Use	Amount
Corporate bond	Series 49-1	June 11, 2020	Repayment of debt	100,000	Repayment of debt	100,000	—
Corporate bond	Series 49-2	June 11, 2020	Repayment of debt	59,200	Repayment of debt	59,200	—
Corporate bond	Series 49-2	June 11, 2020	Working capital	40,800	Working capital	40,800	—
Corporate bond	Series 50	September 25, 2020	Repayment of debt	160,000	Repayment of debt	160,000	—
Corporate bond	Series 51	July 13, 2021	Repayment of debt	100,000	Repayment of debt	100,000	—
Corporate bond	Series 52-1	January 25, 2022	Repayment of debt	100,000	Repayment of debt	100,000	—
Corporate bond (green bond)	Series 52-2	January 25, 2022	Repayment of debt	50,000	Repayment of debt	50,000	—

*

Series 52-2 issued as of January 25, 2022 is an ESG bond (green bond). Series 52-2 was issued for the purpose of repayment of funds raised to be invested in the conversion of hybrid fiber-coaxial (“HFC”) network to fiber-to-the-home (“FTTH”) network, which has a positive impact on the environment, and the proceeds from the bond offering were used for the intended purpose. See the ESG bond report published in the socially responsible investment bond segment of the Korea Exchange for more information on the use of proceeds from this ESG bond offering.

B.	Use of Proceeds from Private Offerings

[SK Telecom]

None.

[SK Broadband]

None.

C.	Operation of Unused Proceeds

[SK Telecom]

24

None.

[SK Broadband]

None.

4. Other Matters Related to Financial Information

A.	Restatement of the Financial Statements

Pursuant to the resolutions of the Board of Directors and the General Meeting of Shareholders on June 10, 2021 and October 12, 2021, respectively, the Company conducted the Spin-off effective as of November 1, 2021. K-IFRS 1105 (Non-current assets held for sale and discontinued operations) was applied, and, accordingly, the consolidated statement of profit and loss for the three months and six months ended June 30, 2021 was restated as such.

B.	Loss Allowance

(1)	Loss Allowance of Trade and Other Receivables

(Unit: in millions of Won)

	For the six months ended June 30, 2022
	Gross amount	Loss Allowance	Percentage
Accounts receivable – trade	2,279,122	241,147	10.6%
Loans	139,475	45,126	32.4%
Accounts receivable – other	821,905	45,740	5.6%
Accrued income	1,024	—	0.0%
Guarantee deposits	283,722	300	0.1%
Total	3,525,248	332,313	9.4%

(Unit: in millions of Won)

	For the year ended December 31, 2021
	Gross amount	Loss Allowance	Percentage
Accounts receivable – trade	2,160,498	238,881	11.1%
Loans	138,181	45,385	32.8%
Accounts receivable – other	870,225	46,625	5.4%
Accrued income	762	0	0.0%
Guarantee deposits	278,759	0	0.0%
Total	3,448,425	330,891	9.6%

(Unit: in millions of Won)

	For the year ended December 31, 2020
	Gross amount	Loss Allowance	Percentage
Accounts receivable – trade	2,478,851	264,498	10.7%
Loans	182,721	45,024	24.6%
Accounts receivable – other	1,366,922	55,075	4.0%
Accrued income	3,418	166	4.9%
Guarantee deposits	285,507	300	0.1%
Total	4,317,419	365,063	8.5%

25

(2)	Movements in Loss Allowance of Trade and Other Receivables

	(Unit: in millions of Won)
	For the six months ended June 30, 2022	For the year ended December 31, 2021	For the year ended December 31, 2020
Beginning balance	330,891	365,063	346,399
Effect of change in accounting policy	—	—	—
Increase of loss allowance	16,816	37,547	59,184
Reversal of loss allowance	—	—	—
Write-offs	(15,789)	(57,215)	(57,575)
Other	395	(14,504)	17,055
Ending balance	332,313	330,891	365,063

(3)	Policies for Loss Allowance

The Company establishes loss allowances based on the likelihood of recoverability of trade and other receivables based on their aging at the end of the period and past customer default experience for the past three years. With respect to trade receivables relating to wireless telecommunications services, the Company considers the likelihood of recovery based on past customer default experience and the length of default in connection with the type of default (e.g., whether the customer’s service has been terminated or is continued). Consistent with customary practice, the Company writes off trade and other receivables for which the prescription period has passed or that are determined to be impossible or economically too costly to collect, including receivables that are less than Won 200,000 and more than six months overdue and receivables that have been determined to be the subject of identity theft.

(4)	Aging of Accounts Receivable

			(Unit: in millions of Won)
	As of June 30, 2022
	Six months or less	From six months to one year	From one year to three years	More than three years	Total
Accounts receivable – general	2,052,610	44,770	137,071	44,671	2,279,122
Percentage	90.1%	2.0%	6.0%	2.0%	100.0%

C.	Inventories

(1)	Detailed Categories of Inventories

	(Unit: in millions of Won)
Account Category	For the six months ended June 30, 2022	For the year ended December 31, 2021	For the year ended December 31, 2020
Merchandise	177,976	201,126	162,196
Goods in transit	—	—	—
Other inventories	5,332	3,511	9,247
Total	183,308	204,637	171,443
Percentage of inventories to total assets [Inventories / Total assets]	0.60%	0.66%	0.36%
Inventory turnover [Cost of sales / { ( Beginning balance of inventories + Ending balance of inventories ) / 2}]	5.93	6.20	7.60

(2)	Reporting of Inventories

The Company holds handsets, ICT equipment for offline sales, etc. in inventory. The Company conducts physical due diligence of its inventories with external auditors at the end of each year.

26

D.	Fair Value Measurement

See notes 2 and 30 of the notes to the Company’s consolidated financial statements as of June 30, 2022 and December 31, 2021 and for the six months ended June 30, 2022 and 2021 for more information.

E.	Key Terms of Debt Securities

[SK Telecom]

The following are key terms and conditions of bonds issued by the Company. The compliance status is as of the date of the latest financial statements including the audit opinion of the independent auditor applicable to the determination of compliance status, except for the compliance status of the restriction on changes of ownership structure, which is as of the end of the reporting period.

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 62-2	Aug. 28, 2012	Aug. 28, 2022	140,000	Aug. 22, 2012	Meritz Securities Co., Ltd.
Unsecured Bond – Series 62-3	Aug. 28, 2012	Aug. 28, 2032	90,000	Aug. 22, 2012	Meritz Securities Co., Ltd.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 100% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed Won 2 trillion
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Not applicable
	Compliance Status	Not applicable
Submission of Compliance Certificate	Compliance Status	Submitted on March 23, 2022

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond –Series 63-1	Apr. 23, 2013	Apr. 23, 2023	230,000	Apr. 17, 2013	Korea Securities Finance Corp.
Unsecured Bond –Series 63-2	Apr. 23, 2013	Apr. 23, 2033	130,000	Apr. 17, 2013	Korea Securities Finance Corp.
Unsecured Bond – Series 64-2	May 14, 2014	May 14, 2024	150,000	April 29, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 65-3	Oct. 28, 2014	Oct. 28, 2024	190,000	Oct. 16, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 66-2	Feb. 26, 2015	Feb. 26, 2025	150,000	Feb. 11, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 66-3	Feb. 26, 2015	Feb. 26, 2030	50,000	Feb. 11, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 67-2	July 17, 2015	July 17, 2025	70,000	July 9, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 67-3	July 17, 2015	July 17, 2030	90,000	July 9, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 68-2	Nov. 30, 2015	Nov. 30, 2025	100,000	Nov. 18, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 68-3	Nov. 30, 2015	Nov. 30, 2035	70,000	Nov. 18, 2015	Korea Securities Finance Corp.

27

Unsecured Bond – Series 69-3	Mar. 4, 2016	Mar. 4, 2026	90,000	Feb. 22, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 69-4	Mar. 4, 2016	Mar. 4, 2036	80,000	Feb. 22, 2016	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 100% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed Won 2 trillion
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Not applicable
	Compliance Status	Not applicable
Submission of Compliance Certificate	Compliance Status	Submitted on March 23, 2022

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 70-3	June 3, 2016	June 3, 2026	120,000	May 24, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 70-4	June 3, 2016	June 3, 2031	50,000	May 24, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 71-3	Apr. 25, 2017	Apr. 25, 2027	100,000	Apr. 13, 2017	Korea Securities Finance Corp.
Unsecured Bond – Series 71-4	Apr. 25, 2017	Apr. 25, 2032	90,000	Apr. 13, 2017	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed Won 5 trillion
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Not applicable
	Compliance Status	Not applicable
Submission of Compliance Certificate	Compliance Status	Submitted on March 23, 2022

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 72-2	Nov. 10, 2017	Nov. 10, 2022	80,000	Oct. 31, 2017	Korea Securities Finance Corp.
Unsecured Bond – Series 72-3	Nov. 10, 2017	Nov. 10, 2027	100,000	Oct. 31, 2017	Korea Securities Finance Corp.
Unsecured Bond – Series 73-2	Feb. 20, 2018	Feb. 20, 2023	100,000	Feb. 6. 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 73-3	Feb. 20, 2018	Feb. 20, 2028	200,000	Feb. 6. 2018	Korea Securities Finance Corp.

28

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 73-4	Feb. 20, 2018	Feb. 20, 2038	90,000	Feb. 6. 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 74-2	Sept. 17, 2018	Sept. 17, 2023	150,000	Sept. 5, 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 74-3	Sept. 17, 2018	Sept. 17, 2038	50,000	Sept. 5, 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 75-2	Mar. 6, 2019	Mar. 6, 2024	120,000	Feb. 21, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 75-3	Mar. 6, 2019	Mar. 6, 2029	50,000	Feb. 21, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 75-4	Mar. 6, 2019	Mar. 6, 2039	50,000	Feb. 21, 2019	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Restriction of cross-shareholding Exclusion from corporate group
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on March 23, 2022

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 76-1	July 29, 2019	July 29, 2022	120,000	July 17, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 76-2	July 29, 2019	July 29, 2024	60,000	July 17, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 76-3	July 29, 2019	July 29, 2029	120,000	July 17, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 76-4	July 29, 2019	July 29, 2039	50,000	July 17, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 76-5	July 29, 2019	July 29, 2049	50,000	July 17, 2019	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Restriction of cross-shareholding Exclusion from corporate group
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on March 23, 2022

29

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 77-1	Oct. 22, 2019	Oct. 21, 2022	230,000	Oct. 10, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 77-2	Oct. 22, 2019	Oct. 22, 2024	70,000	Oct. 10, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 77-3	Oct. 22, 2019	Oct. 22, 2029	40,000	Oct. 10, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 77-4	Oct. 22, 2019	Oct. 22, 2039	60,000	Oct. 10, 2019	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Restriction of cross-shareholding Exclusion from corporate group
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on March 23, 2022

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 78-1	Jan. 14, 2020	Jan. 13, 2023	170,000	Dec. 31, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 78-2	Jan. 14, 2020	Jan. 14, 2025	130,000	Dec. 31, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 78-3	Jan. 14, 2020	Jan. 14, 2030	50,000	Dec. 31, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 78-4	Jan. 14, 2020	Jan. 14, 2040	70,000	Dec. 31, 2019	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Restriction of cross-shareholding Exclusion from corporate group
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on March 23, 2022

30

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 79-1	Oct. 19, 2020	Oct. 19, 2025	140,000	Oct. 6, 2020	Korea Securities Finance Corp.
Unsecured Bond – Series 79-2	Oct. 19, 2020	Oct. 19, 2030	40,000	Oct. 6, 2020	Korea Securities Finance Corp.
Unsecured Bond – Series 79-3	Oct. 19, 2020	Oct. 19, 2040	110,000	Oct. 6, 2020	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Restriction of cross-shareholding Exclusion from corporate group
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on March 23, 2022

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 80-1	Jan. 15, 2021	Jan. 14, 2024	80,000	Jan. 5, 2021	Korea Securities Finance Corp.
Unsecured Bond – Series 80-2	Jan. 15, 2021	Jan. 15, 2026	80,000	Jan. 5, 2021	Korea Securities Finance Corp.
Unsecured Bond – Series 80-3	Jan. 15, 2021	Jan. 15, 2031	50,000	Jan. 5, 2021	Korea Securities Finance Corp.
Unsecured Bond – Series 80-4	Jan. 15, 2021	Jan. 15, 2041	100,000	Jan. 5, 2021	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Restriction of cross-shareholding Exclusion from corporate group
	Compliance Status	Compliant

Submission of Compliance Certificate	Compliance Status	Submitted on March 23, 2022

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 81-1	Oct. 28, 2021	Oct. 28, 2024	90,000	Oct. 18, 2021	Korea Securities Finance Corp.
Unsecured Bond – Series 81-2	Oct. 28, 2021	Oct. 28, 2026	70,000	Oct. 18, 2021	Korea Securities Finance Corp.
Unsecured Bond – Series 81-3	Oct. 28, 2021	Oct. 28, 2041	40,000	Oct. 18, 2021	Korea Securities Finance Corp.

31

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Restriction of cross-shareholding Exclusion from corporate group
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on March 31, 2022

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 82-1	April 12, 2022	April 12, 2025	240,000	March 31, 2022	Korea Securities Finance Corp.
Unsecured Bond – Series 82-2	April 12, 2022	April 12, 2027	70,000	March 31, 2022	Korea Securities Finance Corp.
Unsecured Bond – Series 82-3	April 12, 2022	April 12, 2042	40,000	March 31, 2022	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Restriction of cross-shareholding Exclusion from corporate group
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	To be submitted following the filing of the semi-annual business report for the six months ended June 30, 2022

[SK Broadband]

The following are key terms and conditions of bonds issued by SK Broadband.

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 45-2	Oct. 11, 2017	Oct. 11, 2022	140,000	Sept. 20, 2017	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 400%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 200% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant

32

Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 70% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	—
	Compliance Status	—
Submission of Compliance Certificate	Compliance Status	Submitted on April 18, 2022

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 46-2	Feb. 1, 2018	Feb. 1, 2023	80,000	Jan. 19, 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 47-2	Mar. 26, 2019	Mar. 26, 2024	160,000	Mar. 14, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 48-1	Sept. 24, 2019	Sept. 23, 2022	80,000	Sept. 10, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 48-2	Sept. 24, 2019	Sept. 24, 2024	100,000	Sept. 10, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 48-3	Sept. 24, 2019	Sept. 23, 2026	50,000	Sept. 10, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 49-1	June 11, 2020	June 9, 2023	100,000	June 1, 2020	Korea Securities Finance Corp.
Unsecured Bond – Series 49-2	June 11, 2020	June 11, 2025	100,000	June 1, 2020	Korea Securities Finance Corp.
Unsecured Bond – Series 50	Sept. 25, 2020	Sept. 25, 2025	160,000	Sept. 15, 2020	Korea Securities Finance Corp.
Unsecured Bond – Series 51	July 13, 2021	July 12, 2024	100,000	July 1, 2021	Korea Securities Finance Corp.
Unsecured Bond – Series 52-1	Jan. 25, 2022	Jan. 24, 2025	100,000	Jan. 13, 2022	Korea Securities Finance Corp.
Unsecured Bond – Series 52-2	Jan. 25, 2022	Jan. 25, 2032	50,000	Jan. 13, 2022	Korea Securities Finance Corp.
Total	—	—	1,080,000	—	—

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 400%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 200% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 70% of total assets
	Compliance Status	Compliant
Restriction on Changes of Ownership Structure	Key Term	Restriction on changes of ownership structure
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on April 18, 2022

*	Beginning with Series 47, the maintenance of financial ratio requirement has changed to a consolidated basis.
*

Compliance certificates for Series 52-1 and Series 52-2 issued as of January 25, 2022 are expected to be submitted after the submission of the semi-annual business report for the first six months of fiscal year 2022.

IV.	MANAGEMENT’S DISCUSSION AND ANALYSIS

Omitted in semi-annual reports in accordance with applicable Korean disclosure rules.

33

V.	AUDITOR’S OPINION

1. Independent Auditors and Audit Opinions

A.	Independent Auditor and Audit Opinion (Separate and Consolidated)

Period	Independent auditor	Audit opinion	Emphasis of Matter	Critical Audit Matters
Six months ended June 30, 2022	Ernst & Young Han Young	—	Disclosure of discontinued operations in the consolidated financial statements for the six months ended June 30, 2021 included for comparison purpose	N/A

Year ended December 31, 2021	KPMG Samjong Accounting Corp.	Unqualified	Spin-off and disclosure of discontinued operations in the consolidated financial statements	Revenue recognition; assessment of impairment of cash-generating unit of fixed-line telecommunication services

Year ended December 31, 2020	KPMG Samjong Accounting Corp.	Unqualified	Retroactive application of change in accounting policy related to change to determination of lease period	Revenue recognition; assessment of impairment of cash-generating unit of security services, assessment of fair value of customer relationship

Note: All consolidated subsidiaries of the Company that are subject to audits and whose audits have been completed received unqualified audit opinions.

*	The audit opinion is on the consolidated and separate financial statements.

B.	Audit Services Contracts with Independent Auditors

(Unit: in millions of Won except number of hours)
Period	Auditors	Contents	Audit Contract		Actual Performance
			Fee	Total number of hours	Fee	Total number of hours
Six months ended June 30, 2022	Ernst & Young Han Young	Quarterly and semi-annual review	2,700	24,100	837	7,311
		Separate financial statements audit
		Consolidated financial statements audit
		English financial statements review and other audit task
		Internal accounting system audit
Year ended December 31, 2021	KPMG Samjong Accounting Corp.	Quarterly and semi-annual review	2,450	24,500	2,450	24,500
		Separate financial statements audit
		Consolidated financial statements audit
		English financial statements review and other audit task
		Internal accounting system audit
Year ended December 31, 2020	KPMG Samjong Accounting Corp.	Quarterly and semi-annual review	2,360	23,600	2,360	23,600
		Separate financial statements audit
		Consolidated financial statements audit
		English financial statements review and other audit task
		Internal accounting system audit

34

C.	Non-Audit Services Contracts with Independent Auditors

(Unit: in millions of Won)
Period	Contract date	Service provided	Service duration	Fee
Six months ended June 30, 2022	—	—	—	—
Year ended December 31, 2021	May 17, 2021	Confirmation of financial information in connection with frequency reallocation application	May 17, 2021 – May 24, 2021	2
	May 26, 2021	Audit and review of financial statements of the newly established company and subsidiaries involved in the Spin-off	May 26, 2021 – July 28, 2021	1,143
	August 5, 2021	Review of carve-out financial statements in connection with the Spin-off	August 5, 2021 – August 13,2021	10
Year ended December 31, 2020	July 23, 2020	Confirmation of financial information	July 23, 2020 – July 30, 2020	30
	December 8, 2020	Confirmation of financial information	December 8, 2020 – December 10, 2020	30
	December 30, 2020	Consulting services for new business group model research project	December 31, 2020 – February 12, 2021	90

D.	Discussions between Audit Committee and Independent Auditors

Date	Attendance	Method	Key Matters Discussed
February 22, 2022	Audit Committee: 4 Independent Auditor: 1	In-person	Report on 2021 critical audit matters and results of audit of financial statements; report on results of 2021 internal accounting management system audit
April 27, 2022	Audit Committee: 4 Independent Auditor: 1	In-person	Report on 2021 Public Company Accounting Oversight Board audit results; report on 2022 audit plan and selection of critical audit matters
July 27, 2022	Audit Committee: 4 Independent Auditor: 1	In-person	Report on results of external auditors’ 2022 semi-annual review

35

VI.	CORPORATE ORGANIZATION INCLUDING BOARD OF DIRECTORS

1.    Board of Directors

A.	Overview of the Composition of the Board of Directors

The Board of Directors is composed of eight members: two inside directors, five independent directors and one non-executive director. The Board of Directors operates the following five committees: Independent Director Nomination Committee, Audit Committee, Future Strategy Committee, Compensation Committee, and ESG Committee.

(As of June 30, 2022)
Total number of directors	Inside directors	Non-executive director	Independent directors
8	Young Sang Ryu, Jong Ryeol Kang	Kyu-Nam Choi	Yong-Hak Kim, Seok-Dong Kim, Jung Ho Ahn, Youngmin Yoon, Junmo Kim

*

At the 38th General Meeting of Shareholders held on March 25, 2022, Jong Ryeol Kang was newly elected as an inside director, and Seok-dong Kim was re-elected as an independent director and a member of the audit committee.

*

Yong-Hak Kim, as a highly respected sociologist with knowledge and virtue that can contribute to the Company’s proactive pursuit of social value, has been elected as the chairman of the Board of Directors by the directors pursuant to Article 4(2) of the regulations of the Board of Directors.

B.	Significant Activities of the Board of Directors

Meeting	Date	Agenda	Approval
461th (the 1st meeting of 2022)	January 17, 2022	- 2021 KPI evaluation	Approved as proposed

462th (the 2nd meeting of 2022)	January 20, 2022	- Disposal of treasury shares - 2022 health and safety plan - Donations for ESG management (creation of social value) - Report for the period after the fourth quarter of 2021	Approved as proposed Approved as proposed Approved as proposed —

463th (the 3rd meeting of 2022)	February 8, 2022

-   Financial statements as of and for the year ended December 31, 2021

-   Delegation of authority to obtain funding through long-term borrowings

-   Annual business report for the year ended December 31, 2021

-   Amendment of agreements for implementation of mutual cooperation among member companies

-   Results of evaluation of the Board of Directors

Approved as proposed Approved as proposed Approved as proposed Approved as proposed —

464th (the 4th meeting of 2022)	February 24, 2022

-   Convocation of the 38th General Meeting of Shareholders

-   Compensation of representative director and inside director

-   Disposal of treasury shares

-   Donations to the Korea Fencing Federation

-   Report of internal accounting management

-   Results of evaluation of internal accounting management system

Approved as proposed Approved as proposed Approved as proposed Approved as proposed — —

465th (the 5th meeting of 2022)	March 25, 2022	- Election of the chairman of the Board of Directors - Appointment of committee member - Determination of KPIs for 2022 - Transactions with SK Inc. in the second quarter of 2022	Approved as proposed Approved as proposed Approved as proposed Approved as proposed

466th (the 6th meeting of 2022)	April 28, 2022

-   Compensation of internal directors

-   Disposal of treasury shares

-   Dividends for the first quarter of 2022

-   Payment of operating expenses of SUPEX Council for 2022

-   Report for the period after the first quarter of 2022

Approved as proposed Approved as proposed Approved as proposed Approved as proposed —

36

Meeting	Date	Agenda	Approval
467th (the 7th meeting of 2022)	June 15, 2022	- Transactions with SK Inc. in the third quarter of 2022	Approved as proposed

468th (the 8th meeting of 2022)	July 22, 2022	- Strategic partnership with Hana Financial Group Inc.	Approved as proposed

469th (the 9th meeting of 2022)	July 28, 2022

-   Dividends for the second quarter of 2022

-   Revisions to the Audit Committee regulations

-   Report for the first half of 2022

-   Report for the period after the second quarter of 2022

-   Major agenda for the first half of 2022 related to Governance Story (including key agenda for the second half of 2022)

Approved as proposed Approved as proposed — — —
*	The line items that do not show approval are for reporting purposes only.

C.	Committees within Board of Directors

(1)	Committee structure (as of June 30, 2022)

(a)	Independent Director Nomination Committee

Total number of persons	Names of Member Directors	Task
3	Young Sang Ryu, Seok-Dong Kim, Youngmin Yoon	Nomination of independent directors
*	Under the Korean Commercial Code, a majority of the members of the Independent Director Nomination Committee must be independent directors.

(b)	Future Strategy Committee (as of June 30, 2022)

Total number of persons	Names of Member Directors	Task
8	Yong-Hak Kim, Seok-Dong Kim, Jung Ho Ahn, Youngmin Yoon, Junmo Kim, Young Sang Ryu, Kyu-Nam Choi, Jong Ryeol Kang	Discuss mid- to long-term strategic direction, establish management goals and evaluate performance
*	The Future Strategy Review Committee is a committee established by the resolution of the Board of Directors.

(c)	Compensation Committee (as of June 30, 2022)

Total number of persons	Names of Member Directors	Task
4	Yong-Hak Kim, Seok-Dong Kim, Junmo Kim, Kyu-Nam Choi	Nomination of CEO candidate(s) and review of CEO and inside director remuneration amount
*	The Compensation Committee is a committee established by the resolution of the Board of Directors.

(d)	ESG Committee (as of June 30, 2022)

Total number of persons	Names of Member Directors	Task
4	Jung Ho Ahn, Youngmin Yoon, Junmo Kim, Jong Ryeol Kang	Deliberation of plans and performance in the major areas of ESG, mandatory ESG disclosure matters and ESG stakeholder communication
*	The ESG Committee is a committee established by the resolution of the Board of Directors.

(e)	Audit Committee (as of June 30, 2022)

Total number of persons	Names of Member Directors	Task
4	Seok-Dong Kim, Yong-Hak Kim, Jung Ho Ahn, Youngmin Yoon	Review of financial statements and supervision of independent audit process, etc.
*	The Audit Committee is a committee established under the provisions of the Articles of Incorporation and the Korean Commercial Code.

37

2. Audit System

The Company’s Audit Committee consists of four independent directors, Seok-Dong Kim (chairman of the Audit Committee and financial and accounting expert), Yong-Hak Kim, Youngmin Yoon and Jung Ho Ahn.

Major activities of the Audit Committee as of June 30, 2022 are set forth below.

Meeting	Date	Agenda	Approval
The 1st meeting of 2022	January 18, 2022	- Plan for establishment of ethical management and risk management infrastructure	—

The 2nd meeting of 2022	February 7, 2022	- Review of business and audit results for 2021 and business and audit plans for 2022 - Audit committee’s opinion on internal monitoring controls - Approval of services by independent auditor in 2022	— Approved as proposed Approved as proposed

The 3rd meeting of 2022	February 22, 2022

-   Evaluation of internal accounting management system operation

-   Review of business and audit results for 2021

-   Review of audit results on internal accounting management system for 2021

-   Evaluation of internal accounting management system

-   Review opinion of agenda and related documents for the 38th General Meeting of Shareholders

-   Audit report for fiscal year 2021

-   Contract relating to gift distribution to fixed-line business customers

— — — Approved as proposed Approved as proposed Approved as proposed Approved as proposed

The 4th meeting of 2022	March 24, 2022	- Contributions to company employee welfare fund for 2022 - Contract for maintenance services of optical cables in 2022 - Contract for maintenance services of transmission equipment in 2022	Approved as proposed Approved as proposed Approved as proposed

The 5th meeting of 2022	April 27, 2022	- PCAOB audit results for fiscal year 2021 - Audit plan for fiscal year 2022 - Appointment of committee chairman	— — Approved

The 6th meeting of 2022	May 25, 2022	- Recruitment of the Responsible Management Support Group - Approval of appointment of external auditor for non-audit service	— Approved as proposed

The 7th meeting of 2022	July 27, 2022

-   Review of business and audit results for the first half of 2022 and plans for the second half of 2022

-   Evaluation of results of the 2021 external audit service

-   Review of results of external auditor’s review for the first half of 2022

Approved as proposed — —

*	The internal accounting manager reported in writing the plans for the evaluation of internal accounting management system operation to the audit committee in April 2022.

3. Shareholders’ Exercise of Voting Rights

A.	Voting System and Exercise of Minority Shareholders’ Rights

  (As of June 30, 2022)

Classification of Voting System	Cumulative voting system	Written voting system	Electronic voting system
Adoption status	Selected	Not adopted	Adopted

Implementation status	—	—	Conducted during the 38th General Meeting of Shareholders

38

The Company implemented a proxy solicitation procedure for the 38th General Meeting of Shareholders, pursuant to which shareholders were permitted to provide written proxy to exercise their voting rights.

VII.	SHAREHOLDERS

1. Shareholdings of the Largest Shareholder and Related Persons

A.	Shareholdings of the Largest Shareholder and Related Persons

(As of June 30, 2022)				(Unit: in shares and percentages)
Name	Relationship	Type of share	Number of shares owned and ownership ratio
			Beginning of Period		End of Period
			Number of shares	Ownership ratio	Number of shares	Ownership ratio
SK Inc.	Largest Shareholder	Common share	65,668,397	30.01	65,668,397	30.01
Tae Won Chey	Officer of affiliated company	Common share	303	0.00	303	0.00
Dong Hyun Jang	Officer of affiliated company	Common share	762	0.00	762	0.00
Jung Ho Park	Officer of the Company	Common share	10,932	0.00	21,530	0.01
Young Sang Ryu	Officer of the Company	Common share	3,340	0.00	7,340	0.00
Yong-Hak Kim	Officer of the Company	Common share	303	0.00	1,711	0.00
Seok-Dong Kim	Officer of the Company	Common share	303	0.00	1,447	0.00
Youngmin Yoon	Officer of the Company	Common share	303	0.00	1,447	0.00
Jung Ho Ahn	Officer of the Company	Common share	303	0.00	1,447	0.00
Junmo Kim	Officer of the Company	Common share	303	0.00	1,447	0.00
Kyu-nam Choi	Officer of the Company	Common share	455	0.00	455	0.00
Poong Young Yoon	Officer of the Company	Common share	2,733	0.00	2,733	0.00
Jong Ryeol Kang	Officer of the Company	Common share	0	0.00	3,484	0.00
Total		Common share	65,688,437	30.02	65,712,503	30.03

B.	Overview of the Largest Shareholder

As of June 30, 2022, the Company’s largest shareholder was SK Inc. SK Inc. was established on April 13, 1991 and was made public on the securities market on November 11, 2009 under the identification code “034730.” SK Inc. is located at 26, Jong-ro, Jongno-gu, Seoul, Korea. SK Inc.’s telephone number is +82-2-2121-5114 and its website is https://www.sk-inc.com/.

C.	Changes in Shareholdings of the Largest Shareholder and Related Persons

39

Changes in shareholdings of the largest shareholder and its related persons are as follows:

(As of June 30, 2022)				(Unit: in shares and percentages)
Largest Shareholder	Date of the change	Shares Held*	Holding Ratio	Remarks

SK Inc.	December 27, 2018	21,625,471	26.78	SK Inc.’s interest in SK Infosec was transferred to the Company in exchange for the Company’s issuance of treasury shares to SK Inc.
	February 17, 2020	21,627,471	26.78	Jung Ho Park, CEO of the Company, purchased 1,500 additional shares; Young Sang Ryu, inside director of the Company, purchased 500 shares.
	February 4, 2021	21,628,971	26.79	Jung Ho Park, CEO of the Company, purchased 1,000 additional shares; Young Sang Ryu, inside director of the Company, purchased 500 additional shares.
	May 6, 2021	21,628,971	30.02	Changes in equity ratio due to cancellation of treasury shares
	June 21, 2021	21,629,471	30.02	Independent directors, Yong-Hak Kim, Seok-Dong Kim, Jung Ho Ahn, Youngmin Yoon and Junmo Kim, each purchased 100 shares (total of 500 shares)
	October 12, 2021	21,629,621	30.02	Kyu-Nam Choi, independent director of the Company, purchased 150 shares.
	October 25, 2021	21,629,821	30.02	Jung Ho Park, CEO of the Company, and Young Sang Ryu, inside director of the Company each purchased 100 additional shares (total of 200 shares).
	October 28, 2021	108,149,105	30.02	Changes in total number of shares due to stock-split
	November 2, 2021	65,688,437	30.02	Changes in total number of shares due to the Spin-off; Poong Young Yoon, inside director of SK Square, purchased 2,733 shares.
	January 24, 2022	65,695,437	30.02	Jung Ho Park, director of the Company’s affiliate, and Young Sang Ryu, representative director of the Company, purchased 3,000 and 4,003 shares, respectively.
	February 25, 2022	65,703,035	30.02	Jung Ho Park, director of the Company’s affiliate, purchased 7,598 shares.
	March 25, 2022	65,706,519	30.03	Jong Ryeol Kang, inside director of the Company, purchased 3,484 shares.
	May 3, 2022	65,712,503	30.03

Four independent directors of the Company, Youngmin Yoon, Jung Ho Ahn, Junmo Kim, Seok-dong Kim, each purchased 1,144 shares. Yong-Hak Kim, another independent director of the Company, purchased 1,408 shares.

40

2. Distribution of Shares

A.	Shareholders with Ownership of 5% or Greater

(As of June 30, 2022)		(Unit: in shares and percentages)
Name (title)	Common share
	Number of shares	Ownership ratio	Remarks
SK Inc.	65,668,397	30.1%	—
National Pension Service	16,429,365	7.51%	—
Citibank ADR	15,881,938	7.26%	—
Shareholdings under the Employee Stock Ownership Program	—	—	—

B.	Minority Shareholders

(As of June 30, 2022)					(Unit: in shares and percentages)
Classification	Shareholders			Ownership
	Number of minority shareholders	Total number of shareholders	Ratio (%)	Number of shares owned by minority shareholders	Total number of shares issued	Ratio (%)
Minority shareholders*	194,278	194,284	99.9%	116,539,507	218,833,144	53.3

*	Shareholders who hold less than 1% of total shares issued.

3. Share Price and Trading Volume in the Last Six Months

A.	Domestic Securities Market

(Unit: in Won and shares)
Types		June 2022	May 2022	April 2022	March 2022	February 2022	January 2022
Common stock	Highest	56,600	61,000	62,500	59,300	56,400	58,300
	Lowest	50,900	56,400	56,700	54,500	53,900	55,500
	Average	53,920	58,162	59,548	57,100	55,178	56,570
Daily transaction volume	Highest	1,774,906	1,662,498	1,696,978	1,026,361	1,169,316	1,213,826
	Lowest	402,600	303,132	314,559	317,526	262,007	464,691
Monthly transaction volume		16,522,976	15,097,497	16,312,219	12,604,532	11,544,932	15,850,669

B.	Foreign Securities Market (New York Stock Exchange)

(Unit : in US$ and ADRs)
Types		June 2022	May 2022	April 2022	March 2022	February 2022	January 2022
Depositary receipt	Highest	25.44	26.79	27.75	27.03	26.70	26.74
	Lowest	21.87	24.81	24.89	24.70	24.78	25.82
	Average	23.60	25.62	26.60	25.76	25.72	26.29
Daily transaction volume	Highest	844,200	694,400	633,800	692,800	437,900	893,800
	Lowest	168,200	233,900	144,400	191,800	167,500	164,900
Monthly transaction volume		7,939,600	9,410,800	8,294,800	8,552,700	5,523,400	8,370,100

41

VIII.	EMPLOYEES AND DIRECTORS

1. Officers and Employees

A.	Employees

(As of June 30, 2022)							(Unit: in persons and millions of Won)
Business segment	Gender	Number of employees					Average length of service (years)	Aggregate wage for the year of 2022	Average wage per person
		Employees without a fixed term of employment		Employees with a fixed term of employment		Total
		Total	Part-time employees	Total	Part-time employees
—	Male	4,161	—	110	—	4,271	13.9	369,514	87
—	Female	893	—	212	—	1,105	8.2	63,359	59
Total		5,054	—	322	—	5,376	12.7	432,873	81

B.	Compensation of Unregistered Officers

(As of June 30, 2022)		(Unit: in persons and millions of Won)
Number of Unregistered Officers	Aggregate wage for the year of 2022	Average wage per person
97	37,935	391

2. Compensation of Directors

A.	Amount Approved at the Shareholders’ Meeting

(As of June 30, 2022)		(Unit: in millions of Won)
Classification	Number of Directors	Aggregate Amount Approved
Directors	8	12,000

B.	Amount Paid

B-1. Total Amount

(As of June 30, 2022)		(Unit: in millions of Won)
Number of Directors	Aggregate Amount Paid	Average Amount Paid Per Director	Remarks
8	2,349	336	—

*	The number of directors includes one non-executive director who did not receive any compensation.
*	The average amount paid per director excludes one non-executive director who did not receive any compensation.

42

B-2. Amount by Classification

(As of June 30, 2022)				(Unit: in millions of Won)
Classification	Number of Directors	Aggregate Amount Paid	Average Amount Paid Per Director	Remarks
Inside Directors	3	1,768	884	—
Independent Directors (Excluding Audit Committee Members)	1	113	113	—
Audit Committee Members	4	468	117	—
Auditor	—	—	—	—

*	The number of directors includes one non-executive director who did not receive any compensation.
*	The average amount paid per director excludes one non-executive director who did not receive any compensation.

3. Individual Compensation of Directors and Officers

A.	Remuneration for Individual Directors (among those Paid over ~~W~~500 Million per Year)

(As of June 30, 2022)		(Unit: in millions of Won)
Name	Position	Total remuneration	Payment not included in total remuneration
Young Sang Ryu	Representative Director	1,586	Stock options*

*	See “VIII.4. Stock Options Granted and Exercised” below for details on the number of stock options, exercise price and exercise period.

Composition of Total Remuneration

Name	Composition
Young Sang Ryu	Total remuneration: Won 1,586 million • Salary: Won 550 million • Bonus: Won 1,024 million • Other earned income: Won 12 million

B.	Remuneration for the Five Highest-Paid Officers (among those Paid over ~~W~~500 Million per Year)

(As of June 30, 2022)		(Unit: in millions of Won)
Name	Position	Total remuneration	Payment not included in total remuneration
Jung Ho Park	Vice Chairman	2,800	Stock options*
Jin Woo So	Vice Chairman	2,552	—
Young Sang Ryu	Representative Director	1,586	Stock options*
Yong-Seop Yum	Head	1,155	—
Yong Chul Yoon	Officer	1,065	—

*	See “VIII.4. Stock Options Granted and Exercised” below for details on the number of stock options, exercise price and exercise period.
*

The remuneration for Jung Ho Park includes salary paid following his resignation, which accounts for the discrepancy in his remuneration compared to that listed on “VIII.3.A. Remuneration for Individual Directors (among those Paid over ~~W~~500 Million per Year).”

43

Composition of Total Remuneration

Name	Composition
Jung Ho Park	Total remuneration: Won 2,800 million • Bonus: Won 2,106 million • Stock options: Won 670 million • Other earned income: Won 25 million

Jin Woo So	Total remuneration: Won 2,552 million • Salary: Won 800 million • Bonus: Won 1,752 million

Young Sang Ryu	Total remuneration: Won 1,586 million • Salary: Won 550 million • Bonus: Won 1,024 million • Other earned income: Won 12 million

Yong-Seop Yum	Total remuneration: Won 1,155 million • Salary: Won 413 million • Bonus: Won 743 million

Yong Chul Yoon	Total remuneration: Won 1,065 million • Salary: Won 225 million • Bonus: Won 838 million • Other earned income: Won 2 million

4. Stock Options Granted and Exercised

A.	Stock Options Granted to Directors and Auditors

(As of June 30, 2022)
Classification	Number of Directors	Fair Value of Stock Options (Won)	Remarks
Inside Directors	2	580,525,427	—
Independent Directors (Excluding Audit Committee Members)	—	—	—
Audit Committee Members	—	—	—
Executives	10	223,482,271
Total	12	804,007,698	—

B.	Stock Options Granted and Exercised

(As of June 30, 2022)							(Unit: in Won and shares)
Grantee	Relationship with the Company	Date of Grant	Method of Grant	Initially Granted	Changes during Reporting Period		Total Changes		Unexercised as of End of Reporting Period	Exercise Period	Exercise Price
					Exercised	Canceled	Exercised	Canceled
Young Sang Ryu	Inside Director	February 20, 2018	Issuance of treasury stock, cash settlement	4,123	—	—	—	—	4,123	February 21, 2020 – February 20, 2023	50,824
Young Sang Ryu	Inside Director	March 26, 2019	Issuance of treasury stock, cash settlement	5,265	—	—	—	—	5,265	March 27, 2021 – March 26, 2024	50,862
Young Sang Ryu	Inside Director	March 26, 2020	Issuance of treasury stock, cash settlement	7,145	—	—	—	—	7,145	March 27, 2023 – March 26, 2027	38,452
Young Sang Ryu	Inside Director	March 25, 2021	Issuance of treasury stock, cash settlement	18,190	—	—	—	—	18,190	March 26, 2023 – March 25, 2026	50,276

44

Young Sang Ryu	Inside Director	March 25, 2022	Issuance of treasury stock, cash settlement	196,850	—	—	—	—	196,850	March 26, 2025 – March 25, 2029	56,860
Young Sang Ryu	Inside Director	March 25, 2022	Issuance of treasury stock, cash settlement	98,425	—	—	—	—	98,425	March 26, 2025 – March 25, 2029	56,860
Jong Ryeol Kang	Unregistered Officer	March 26, 2020	Issuance of treasury stock, cash settlement	6,219	—	—	—	—	6,219	March 27, 2023 – March 26, 2027	38,452
Jong Ryeol Kang	Unregistered Officer	March 25, 2021	Issuance of treasury stock, cash settlement	7,136	—	—	—	—	7,136	March 26, 2023 – March 25, 2026	50,276
Jong Ryeol Kang	Unregistered Officer	March 25, 2022	Issuance of treasury stock, cash settlement	21,743	—	—	—	—	21,743	March 26, 2024 – March 25, 2027	56,860
Jung Ho Park	Unregistered Officer	March 24, 2017	Issuance of treasury stock, cash settlement	67,320	67,320	—	67,320	—	—	March 25, 2019 – March 24, 2022	49,350
Jung Ho Park	Unregistered Officer	March 24, 2017	Issuance of treasury stock, cash settlement	67,320	—	—	—	—	67,320	March 25, 2020 – March 24, 2023	53,298
Jung Ho Park	Unregistered Officer	March 24, 2017	Issuance of treasury stock, cash settlement	67,320	—	—	—	—	67,320	March 25, 2021 – March 24, 2024	57,562
Jung Ho Park	Unregistered Officer	March 26, 2020	Issuance of treasury stock, cash settlement	337,408	—	—	—	—	337,408	March 27, 2023 – March 26, 2027	38,452
Hyoung Il Ha	Officer of Affiliate	February 22, 2019	Issuance of treasury stock, cash settlement	4,749	—	—	—	—	4,749	February 23, 2021 – February 22, 2024	53,052
Hyoung Il Ha	Officer of Affiliate	March 26, 2020	Issuance of treasury stock, cash settlement	5,955	—	—	—	—	5,955	March 27, 2023 – March 26, 2027	38,452
Hyoung Il Ha	Officer of Subsidiary Company	March 25, 2021	Issuance of treasury stock, cash settlement	11,418	—	—	—	—	11,418	March 26, 2023 – March 25, 2026	50,276
Hyoung Il Ha	Officer of Affiliate	March 25, 2022	Issuance of treasury stock, cash settlement	10,737	—	10,737	—	10,737	—	March 26, 2024 – March 25, 2027	56,860
Poong Young Yoon	Officer of Affiliate	February 22, 2019	Issuance of treasury stock, cash settlement	3,777	3,777	—	3,777	—	—	February 23, 2021 – February 22, 2024	53,052
Poong Young Yoon	Officer of Affiliate	March 26, 2020	Issuance of treasury stock, cash settlement	5,293	—	—	—	—	5,293	March 27, 2023 – March 26, 2027	38,452
Poong Young Yoon	Officer of Affiliate	March 25, 2021	Issuance of treasury stock, cash settlement	10,203	—	—	—	—	10,203	March 26, 2023 – March 25, 2026	50,276

45

Seong Ho Ha	Unregistered Officer	February 22, 2019	Issuance of treasury stock, cash settlement	4,157	—	—	—	—	4,157	February 23, 2021 – February 22, 2024	53,052
Seong Ho Ha	Unregistered Officer	March 26, 2020	Issuance of treasury stock, cash settlement	5,028	—	—	—	—	5,028	March 27, 2023 – March 26, 2027	38,452
Seong Ho Ha	Unregistered Officer	March 25, 2021	Issuance of treasury stock, cash settlement	5,830	—	—	—	—	5,830	March 26, 2023 – March 25, 2026	50,276
Seong Ho Ha	Unregistered Officer	March 25, 2022	Issuance of treasury stock, cash settlement	9,341	—	—	—	—	9,341	March 26, 2024 – March 25, 2027	56,860
Dong Hwan Cho	Unregistered Officer	March 26, 2020	Issuance of treasury stock, cash settlement	4,631	—	—	—	—	4,631	March 27, 2023 – March 26, 2027	38,452
Dong Hwan Cho	Unregistered Officer	March 25, 2021	Issuance of treasury stock, cash settlement	5,375	—	—	—	—	5,375	March 26, 2023 – March 25, 2026	50,276
Dong Hwan Cho	Unregistered Officer	March 25, 2022	Issuance of treasury stock, cash settlement	8,697	—	—	—	—	8,697	March 26, 2024 – March 25, 2027	56,860
HyunA Lee	Unregistered Officer	March 26, 2020	Issuance of treasury stock, cash settlement	4,631	—	—	—	—	4,631	March 27, 2023 – March 26, 2027	38,452
HyunA Lee	Unregistered Officer	March 25, 2021	Issuance of treasury stock, cash settlement	8,746	—	—	—	—	8,746	March 26, 2023 – March 25, 2026	50,276
HyunA Lee	Unregistered Officer	March 25, 2022	Issuance of treasury stock, cash settlement	12,884	—	—	—	—	12,884	March 26, 2024 – March 25, 2027	56,860
Sang Kyu Shin	Unregistered Officer	March 25, 2021	Issuance of treasury stock, cash settlement	4,646	—	—	—	—	4,646	March 26, 2023 – March 25, 2026	50,276
Jae Seung Song	Officer of Affiliate	March 25, 2021	Issuance of treasury stock, cash settlement	8,047	—	—	—	—	8,047	March 26, 2023 – March 25, 2026	50,276
Myung Jin Han	Unregistered Officer	March 25, 2021	Issuance of treasury stock, cash settlement	4,403	—	—	—	—	4,403	March 26, 2023 – March 25, 2026	50,276
Myung Jin Han	Unregistered Officer	March 25, 2022	Issuance of treasury stock, cash settlement	11,274	—	—	—	—	11,274	March 26, 2024 – March 25, 2027	56,860
Byung Hoon Ryu	Officer of Affiliate	March 25, 2021	Issuance of treasury stock, cash settlement	3,796	—	—	—	—	3,796	March 26, 2023 – March 25, 2026	50,276
Bong Ho Lim	Unregistered Officer	March 25, 2022	Issuance of treasury stock, cash settlement	8,858	—	—	—	—	8,858	March 26, 2024 – March 25, 2027	56,860

46

Jinwon Kim	Unregistered Officer	March 25, 2022	Issuance of treasury stock, cash settlement	10,629	—	—	—	—	10,629	March 26, 2024 – March 25, 2027	56,860
Yong Joo Park	Unregistered Officer	March 25, 2022	Issuance of treasury stock, cash settlement	10,334	—	—	—	—	10,334	March 26, 2024 – March 25, 2027	56,860
Heesup Kim	Unregistered Officer	March 25, 2022	Issuance of treasury stock, cash settlement	7,086	—	—	—	—	7,086	March 26, 2024 – March 25, 2027	56,860
Jungwhan Ahn	Unregistered Officer	March 25, 2022	Issuance of treasury stock, cash settlement	8,858	—	—	—	—	8,858	March 26, 2024 – March 25, 2027	56,860
Yoon Kim	—	March 26, 2020	Issuance of treasury stock, cash settlement	5,690	—	5,690	—	5,690	—	March 27, 2023 – March 26, 2027	38,452
Yoon Kim	—	March 25, 2021	Issuance of treasury stock, cash settlement	6,407	—	6,407	—	6,407	—	March 26, 2023 – March 25, 2026	50,276
Seok Joon Huh	—	March 26, 2020	Issuance of treasury stock, cash settlement	5,624	—	5,624	—	5,624	—	March 27, 2023 – March 26, 2027	38,452
Seok Joon Huh	—	March 25, 2021	Issuance of treasury stock, cash settlement	6,863	—	6,863	—	6,863	—	March 26, 2023 – March 25, 2026	50,276

47

IX.	RELATED PARTY TRANSACTIONS

1.	Line of Credit Extended to the Largest Shareholder and Related Parties

None.

2.	Transfer of Assets to/from the Largest Shareholder and Related Parties and Other Transactions

Purchase and Dispositions of Investments

(As of June 30, 2022)				(Unit: in millions of Won)
Name (Corporate name)	Relationship	Purchase and Dispositions of Investments					Remarks
		Type of Investment	Transaction Details
			Beginning	Increase	Decrease	Ending
Atlas Investment	Subsidiary	Shares	155,656	3,631	—	159,287	Capital increase
SAPEON Korea Inc.	Subsidiary	Shares	—	19,108	1,201	17,907	New acquisition
SAPEON Inc.	Subsidiary	Shares	—	48,228	—	48,228	New acquisition
SK Square (listed)	Subsidiary	Shares	51,371	—	307	51,064	Disposal

3.	Transactions with the Largest Shareholder and Related Parties

(Unit: in millions of Won)
Counterparty	Relationship with Counterparty	Type	Transaction Period	Transaction Details	Transaction Amount
PS&Marketing	Affiliate	Purchase	January 1, 2022 – June 30, 2022	Marketing fees, etc.	619,294

4.	Related Party Transactions

See note 31 of the notes to the Company’s unaudited consolidated financial statements attached hereto for more information regarding related party transactions.

5.	Other Related Party Transactions (excluding Transactions with the Largest Shareholder and Related Parties listed above)

A.	Provisional Payment and Loans (including loans on marketable securities)

(As of June 30, 2022)				(Unit: in millions of Won)
Name (Corporate name)	Relationship	Account category	Change details				Accrued interest	Remarks
			Beginning	Increase	Decrease	Ending
Baekmajang and others	Agency	Long-term and short-term loans	63,561	57,791	59,287	62,065	—	—
Daehan Kanggun BCN Inc.	Investee	Long-term loans	22,147	—	—	22,147	—	—

48

X.	OTHER INFORMATION RELATING TO THE PROTECTION OF INVESTORS

1.	Developments in the Items Mentioned in Prior Reports on Important Business Matters

On February 9, 2022, the Company announced its strategic direction and sales target in the “Future Business and Management Plan” fair disclosure report. See “II.1. Business Overview” for more information on business progress and “III. Financial Information” for more information on business performance.

On March 30, 2022, the Company announced that SK Broadband will merge with Broadband Nowon Co., Ltd. in its “Decision on Merger” report. Such transaction is currently pending and has not been completed.

2.	Contingent Liabilities

A.	Legal Proceedings

[SK Telecom]

As of June 30, 2022, the Company is involved in various pending legal proceedings and the provisions recognized for these proceedings are not material. The management of the Company has determined that there are currently no present obligations in connection with proceedings for which no provision has been recognized. The management has also determined that the outcome of these proceedings will not have a significant impact on the Company’s financial position and operating performance.

[SK Broadband]

As of June 30, 2022, there were 34 pending lawsuits against SK Broadband (aggregate amount of claims of Won 13,924 million), and provisions in the amount of Won 12,934 million in connection with such lawsuits were recognized.

B.	Other Contingent Liabilities

[SK Telecom]

None.

[SK Broadband]

As of June 30, 2022, SK Broadband has entered into revolving credit facilities with a limit of Won 189 billion with three financial institutions including Hana Bank in relation to its loans.

In connection with public offerings of notes, SK Broadband is subject to certain restrictions with respect to its debt ratio, third party payment guarantees and other limitations on liens.

SK Broadband has provided “geun” mortgage amounting to Won 1,513 million on certain of its buildings, including Gyeyang Guksa, in connection with leasing of such buildings.

SK Broadband has entered into a leased line contract and a resale contract for fixed-line telecommunication services with SK Telecom.

As of June 30, 2022, Seoul Guarantee Insurance Company has provided a performance guarantee of Won 30,784 million to SK Broadband in connection with the performance of certain contracts and the repair of any defects, and Korea Content Financial Cooperative has provided a performance guarantee of Won 37,111 million in connection with the performance of certain contracts.

[SK Stoa]

49

As of June 30, 2022, Kookmin Bank has provided a payment guarantee of Won 1.5 billion in connection with e-commerce transaction payables.

3.    Status of Sanctions, etc.

[SK Telecom]

1. Sanctions by Investigative or Juridical Agencies

None.

2. Sanctions by Administrative Agencies

1) Sanctions by Financial Supervisory Authorities

None.

2) Sanctions by the KFTC

Date	Authority	Subject of Action	Sanction	Reason and the Relevant Law	Status of Implementation	Company’s Measures
Mar. 18, 2021	KFTC	SK Telecom	Decision of KFTC Meeting (No. 2021-075) - Correctional order (prohibition order against future actions) - Fine of Won 3,198 million	Although SK Telecom and SK Broadband believe that they allocated sales commissions for sales of IPTV-bundled plans based on reasonable standard, KFTC determined that SK Telecom unfairly supported SK Broadband by paying for part of the sales commissions payable by SK Broadband (Article 23-1(7) of the Monopoly Regulation and Fair Trade Act (“MRFTA”))	Filed an administrative proceeding to challenge the KFTC decision with the Seoul High Court (Apr. 28, 2021)	Properly allocate sales commissions in accordance with court’s decision; strengthen compliance activities

Aug. 25, 2021	KFTC	SK Telecom	Decision of KFTC Meeting (No. 2021-224) - Correctional order (prohibition order against future actions)	Unfair support to Loen by reducing the payment agent fee for “Melon” service for two years from 2010 to 2011 (Article 23-1(7) of the MRFTA)	Filed an administrative proceeding and applied for cancelation of execution of the KFTC decision with the Seoul High Court (Sept. 29, 2021)	Strengthen compliance activities (despite low possibility of recurrence and minimal impact on the Company’s business)

3) Sanctions by Tax Authorities

None.

50

4) Sanctions by Other Administrative or Public Institutions

Date	Authority	Subject of Action	Sanction	Reason and the Relevant Law	Status of Implementation	Company’s Measures
June 4, 2020	Korea Communications Commission (“KCC”)	SK Telecom	Decision of 33rd KCC Meeting of 2020 - Correctional order - Fine of Won 4 million	Obtaining consent from users for collection of personal location information through new contracts for mobile phones with material omissions instead of applicable terms of use for location information business (Article 18-1 of the Act on the Protection, Use, Etc. of Location Information (“Location Information Act”) and Article 22 of Enforcement Decree)	Decision confirmed; report on implementation of correctional order and payment of fine completed	Provided training to persons responsible for location information management, including representatives, and personnel handling location information

July 8, 2020	KCC	SK Telecom

Decision of 40th KCC Meeting of 2020

-  Correctional order

-  Submission of implementation plan and report on implementation of correctional order including recurrence prevention plan

-  Fine of Won 22.3 billion

				Payment of subsidies exceeding 115% limit by dealers; payment of unreasonably discriminatory subsidies based on subscription type and rate plan; selection of certain dealers and instruction to and inducement of such subsidies by such dealers (Articles 3-1, 4-5 and 9-3 of the MDDIA)	Decision confirmed; payment of fine completed; implementation plan and report on implementation of correctional order submitted	Immediately ceased such activities; promoted measures to prevent recurrence, such as operation of voluntary consultative body regarding illegal online postings, standardization of incentive instructions/forms, establishment of record management system, development of monitoring activities of online retailers and expansion of the electronic subscription system

Sept. 9, 2020	KCC	SK Telecom	Decision of 49th KCC Meeting of 2020 - Correctional order - Submission of implementation plan and report on implementation of correctional order - Fine of Won 76 million	False, exaggerated or deceptive advertising through offline and online channels that could potentially mislead users regarding key information about bundled products, such as component products and discount details, to induce subscription (Article 50(1)-5 of the TBA and Article 42(1) of Enforcement Decree)	Decision confirmed; payment of fine completed and implementation plan submitted	Immediately ceased such activities; implemented improvements to work procedures such as designation of manager for false or exaggerated advertising of bundled products, regular self-monitoring, strengthening of evaluation and employee training of dealers/agents

51

Date	Authority	Subject of Action	Sanction	Reason and the Relevant Law	Status of Implementation	Company’s Measures
Feb. 3, 2021	KCC	SK Telecom

Decision of 4th KCC Meeting of 2021

-  Submission of statistical data pursuant to Article 30 of the Location Information Act

-  Establishment and submission of recurrence prevention plan

-  Fine of Won 4.5 million

				Delay of submission of semi-annual data on personal location information request and provision to the National Assembly’s Science, ICT, Broadcasting and Communications Committee on four occasions (Article 30(2) of the Location Information Act, Article 30(4) of Enforcement Decree)	Decision confirmed; receipt for payment of fine issued; recurrence prevention plan submitted	Specify roles and responsibilities for compiling/sending statistical data to KCC and National Assembly; establish system for submission process (within 15 days after end of second quarter); include relevant information in transition documents to prevent omission in connection with personnel/organizational change

Dec. 29, 2021	KCC	SK Telecom	Decision of 59th KCC Meeting of 2021 - Announcement of correctional order - Establishment and submission of recurrence prevention plan - Fine of Won 1,490 million	Excessive financial support other than the disclosed subsidy for the sales of mobile terminal devices and discriminatory payment and payment inducement based on subscription type and rate plan (Articles 3-1, 4-5 and 15-2 of the MDDIA)	Decision confirmed; payment of fine completed and implementation plan submitted	Implement measures to prevent recurrence and establish a transparent incentive system for agents and distributors

June 15, 2022	KCC	SK Telecom

Decision of 29th KCC Meeting of 2022

-  Announcement of correctional order

-  Improvement of operating procedures including fixed-line and wireless gift management system

-  Establishment and submission of recurrence prevention plan

-  Fine of Won 63.2 million

				Unreasonably discriminatory practice based on subscription type and rate plan in providing gifts with values that are over or below 15% of the applicable limit in the Company’s sales of Internet-bundled plans (Article 50 of the TBA, Article 42-1 of Enforcement Decree and Article 4 of Standards for Unfair User Discrimination in Providing Economic Benefits)	Decision confirmed; implementation plan (to be submitted by July 14) and payment of fine (to be paid by July 20) in process; scheduling of public announcement date (in late July) in progress	Immediately ceased such activities; improved fixed-line and wireless network gift registration system and service application process

[SK BROADBAND]

1. Sanctions by Investigative or Juridical Agencies

None.

2. Sanctions by Administrative Agencies

1) Sanctions by Financial Supervisory Authorities

None.

52

2) Sanctions by the KFTC

Date	Authority	Subject of Action	Sanction	Amount of Monetary Sanction	Reason and the Relevant Law	Status of Implementation	Company’s Measures
Jan. 13, 2020	KFTC	SK Broadband	Correctional order (prohibiting acts of restricting competition, such as unilaterally raising prices, reducing the number of channels and inducing switch to high-priced products, based on post-merger market share)	—	Correctional order to prevent the post-merger entity from engaging in activities that may restrict competition in the pay TV market (Articles 7-1 and 16-1 of the MRFTA)	Submitted the implementation plan (approved by KFTC)	Implement the implementation plan

Oct. 22, 2020	KFTC	SK Broadband, Broadband Nowon	Correctional order (injunction and notice order); fine of Won 351 million	Won 351 million

1. Unilateral change of fee payment criteria (provision of disadvantage)

2. Coercion of purchase of thrift phones (coercion of purchase)

3. Coercion of change of ownership of product (extortion of economic benefit)

(Article 23-1(4) of the MRFTA and Articles 7-1 and 9-1 of the Fair Agency Transactions Act)

						Filed an administrative proceeding	Improve work procedures to prevent errors in the future

Mar. 29, 2021	KFTC	SK Broadband	Correctional order and fine of Won 3.198 billion	Won 3.198 billion	Although SK Telecom and SK Broadband believe that they allocated sales commissions for sales of IPTV-bundled plans based on reasonable standard, KFTC determined that SK Telecom unfairly supported SK Broadband by paying for part of the sales commissions payable by SK Broadband (Article 23-1(7) of the MRFTA)	On Apr. 28, 2021, SK Telecom filed an administrative proceeding and applied for suspension of execution of the KFTC decision (service of process delivered on Mar. 30, 2021)	To properly allocate sales commissions in accordance with court’s decision; strengthen compliance activities

53

3) Sanctions by Tax Authorities

Date	Authority	Subject of Action	Sanction	Amount of Monetary Sanction	Reason and the Relevant Law	Status of Implementation	Company’s Measures
Feb. 17, 2021	Seoul Regional Tax Office	SK Broadband	Fine	Won 596 million	Violation of tax bill collection obligation (Article 10 (1-4) and Article 18 of the Punishment of Tax Offenses Act)	Paid the fine	Provide measures against collusion and prevent further recurrences

4) Sanctions by Other Administrative or Public Institutions

Date	Authority	Subject of Action	Sanction	Amount of Monetary Sanction	Reason and the Relevant Law	Status of Implementation	Company’s Measures
Jan. 15, 2020	MSIT	SK Broadband	Correctional order (resubmission of the business report for FY2018 to MSIT with mandated revisions); fine of Won 79 million	Won 79 million	Error in the assets/profits/costs categories of the telecommunications business report for FY2018, the submission of which is mandated by the Telecommunication Account Settlement and Reporting Regulations and Telecommunications Business Accounting Separation Criteria. (Article 49 of the TBA)	Submitted the revised business report for FY2018 (Feb. 3, 2020); Paid the fine (Feb. 7, 2020)	Improve business procedures to prevent errors

Jan. 16, 2020	MSIT	Tbroad	Correctional order (resubmission of the business report for FY2018 to MSIT with mandated revisions); Fine of Won 13 million	Won 13 million	Error in the assets/profits/costs categories of the telecommunications business report for FY2018, the submission of which is mandated by the Telecommunication Account Settlement and Reporting Regulations and Telecommunications Business Accounting Separation Criteria. (Article 49 of the TBA)	Submitted the revised business report for FY2018 (Jan. 3, 2020); paid the fine (Feb. 10, 2020)	Improve business procedures to prevent errors

May 1, 2020	Central Radio Management Service	3 affiliated system operators of Tbroad	Fine of Won 6 million	Won 6 million (Won 2 million each for Namdong Broadcast, Saerom Broadcast and Seohai Broadcast)	Failed to submit monthly broadcasting results (Article 83 of the Broadcasting Act, Article 16 of the Act on Regulation of Violations of Public Order)	Paid the fine	—

54

Date	Authority	Subject of Action	Sanction	Amount of Monetary Sanction	Reason and the Relevant Law	Status of Implementation	Company’s Measures
Sept. 9, 2020	KCC	SK Broadband	Correctional order (improvement of relevant business practice); Fine of Won 251 million	Won 251 million	False, exaggerated or deceptive advertising that could potentially mislead users regarding key information about bundled products, such as component products, discount details and penalties, to induce subscription (Article 50-1(5) of the TBA, Article 42-1-Table 4-5-f of its Enforcement Decree and Article 3-1-d of Bundling Sales Prohibition Standards)	Plan to comply with the correctional order	Improvement of business practice; fine payment

Dec. 11, 2020	Central Radio Management Service	13 affiliated system operators of SK Broadband	Correctional order	—	Failure to distribute PP program fees, which was a condition for reauthorization (Article 99-1 of the Broadcasting Act)	—	Compliance with the correctional order

Dec. 21, 2020	MSIT	SK Broadband	Correctional order (resubmission of the business report for FY2019 to MSIT with mandated revisions); Fine of Won 101 million	Won 101 million	Error in the assets/profits/costs categories of the telecommunications business report for FY2019, the submission of which is mandated by the Telecommunication Account Settlement and Reporting Regulations and Telecommunications Business Accounting Separation Criteria. (Article 49 of the Telecommunications Business Act)	Submitted the revised business report for FY2019 (Jan. 15, 2021); paid the fine (Jan. 25, 2021)	Improve business procedures to prevent errors

Dec. 21, 2020	MSIT	Tbroad	Correctional order (resubmission of the business report for FY2019 to MSIT with mandated revisions); Fine of Won 11 million	Won 11 million	Error in the assets/profits/costs categories of the telecommunications business report for FY2019, the submission of which is mandated by the Telecommunication Account Settlement and Reporting Regulations and Telecommunications Business Accounting Separation Criteria. (Article 49 of the Telecommunications Business Act)	Submitted revised business report for FY2019 (Jan. 15, 2021); Paid the fine (Jan. 25, 2021)	Improve business procedures to prevent errors

55

Date	Authority	Subject of Action	Sanction	Amount of Monetary Sanction	Reason and the Relevant Law	Status of Implementation	Company’s Measures
Feb. 16, 2021	Central Radio Management Service	SK Broadband Sejong Broadcast	Fine	Won 2.8 million	Violated regulations on displaying sponsorship notice on public service advertisements (SK Broadband Sejong Broadcast) (Article 16 of the Act on Regulation of Violations of Public Order)	Paid the fine	—
Apr. 20, 2021	Central Radio Management Service	SK Broadband	Fine (Won 10 million)	Won 4 million	Illegally modified numbers were introduced during an illegal calling number modification blocking test for public and financial institutions as part of an inspection in 2020 (Failed to meet the requirements for appropriate technical measures to prevent harm to users) (Article 84-2 of the TBA)	Paid the reduced amount of the fine (Won 4 million)	Analysis of the causes for the malfunctioning of the number theft blocking system and improvement of the system

June 8, 2021	Communication office of the KCC	SK Broadband	Fine (Won 3 million)	Won 3 million	Violated the Act on the Restriction of Transmission of Advertising Information for Commercial Purposes by requiring date of birth information from customers in order to stop receiving text message advertisements (Article 50(4) of the Information and Communications Network Act and Article 61(3) of its Enforcement Decree)	Paid the fine (July 6, 2021)	Improved the system so that users will no longer be asked to enter date of birth in order to stop receiving text message advertisements (Feb. 2021)

Aug. 10, 2021	KCC	SK Broadband	Correctional order (improvement of business practice)	—	Failure to explain or notify users that its high-speed Internet service was initiated without measuring the speed or without meeting the minimum guaranteed speed (Article 50 of the TBA)	Submitted the correctional order implementation plan	Compliance with the correctional order

56

Date	Authority	Subject of Action	Sanction	Amount of Monetary Sanction	Reason and the Relevant Law	Status of Implementation	Company’s Measures
Oct. 19, 2021	KCC; Communication office of the KCC	SK Broadband	Fine (Won 8 million)	Fine (Won 8 million)	Insufficient implementation of necessary measures for addressing service vulnerabilities and insufficient follow-up response to reports of spam messages, including insufficient implementation of sanctions against companies that engage in mass texting of spam messages (Act on Promotion of Information and Communications Network Utilization and Information and Article 50-4(4) of the Broadcasting Act)	Paid the fine (November 10, 2021)	Improvement of the measures for addressing service vulnerabilities

Dec. 14, 2021	Central Radio Management Service	9 affiliated system operators of SK Broadband	Correctional order	—	Failure to execute the local channel investment plan (Article 99-1 of the Broadcasting Act)	Submitted the correctional order implementation plan	Compliance with the correctional order

Dec. 30, 2021	MSIT	SK Broadband	Correctional order (resubmi-ssion of the business report for FY2020 to MSIT with mandated revisions); Fine of Won 50 million	Won 50 million	Error in the assets/profits/costs categories of the telecommunications business report for FY2020, the submission of which is mandated by the Telecommunication Account Settlement and Reporting Regulations and Telecommunications Business Accounting Separation Criteria. (Article 49 of the Telecommunications Business Act)	Submitted the revised business report for FY2020 (Jan. 14, 2022); paid the fine (Jan. 24, 2022)	Improve business procedures to prevent errors

Dec. 30, 2021	MSIT	Tbroad	Correctional order (resubmission of the business report for FY2020 to MSIT with mandated revisions); Fine of Won 500 million	Won 500 million	Error in the assets/profits/costs categories of the telecommunications business report for FY2020, the submission of which is mandated by the Telecommunication Account Settlement and Reporting Regulations and Telecommunications Business Accounting Separation Criteria. (Article 49 of the Telecommunications Business Act)	Submitted the revised business report for FY2020 (Jan. 14, 2022); paid the fine (Jan. 24, 2022)	Improve business procedures to prevent errors

57

Date	Authority	Subject of Action	Sanction	Amount of Monetary Sanction	Reason and the Relevant Law	Status of Implementation	Company’s Measures

June 30, 2022	KCC	SK Broadband	Correctional order; Fine of Won 1.093 billion	Won 1.093 billion	Discriminatory practice in providing gifts to the Company’s users as part of its telecommunication bundle products; Article 50-1 of the TBA and Article 42-1 of Enforcement Decree	Submitted implementation plan; paid the fine (July 19)	Improve procedures; public announcement of correctional order

4. Material Events Subsequent to the Reporting Period

(1) On July 22, 2022, the Board of Directors resolved to acquire 9,129,519 shares of Hana Financial Group Inc. See the report titled “Decision on Acquisition and Disposal of Shares” filed by the Company on July 22, 2022.

(2) On July 22, 2022, the Board of Directors resolved to dispose of 39,902,323 shares of HanaCard Co., Ltd. See the report titled “Decision on Acquisition and Disposal of Shares” filed by the Company on July 22, 2022.

(3) On July 28, 2022, the Board of Directors declared an interim dividend as follows:

Classification	Content
Interim dividend amount	Cash dividend of Won 830 per share (Total: Won 180,967 million)

Dividend return rate (based on market price)	1.55%

Dividend record date	June 30, 2022

Dividend payment date	On or before August 17, 2022, in accordance with Article 165-12(3) of the Financial Investments Services and Capital Markets Act

58

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK Telecom Co., Ltd.

(Registrant)

By:	/s/ Heejun Chung

(Signature)
Name:	Heejun Chung
Title:	Senior Vice President

Date: SEPTEMBER 8, 2022

SK TELECOM CO., LTD. AND ITS SUBSIDIARIES

Interim Consolidated Financial Statements

For the Six-Month Period ended June 30, 2022

(With Independent Auditor’s Review Report Thereon)

Report on review of interim consolidated financial statements

(English Translation of a Report Originally Issued in Korean)

The Shareholders and Board of Directors

SK Telecom Co., Ltd.

We have reviewed the accompanying interim consolidated financial statements of SK Telecom Co., Ltd. and its subsidiaries (the “Group”), which comprise the interim consolidated statement of financial position as of June 30, 2022, and the related interim consolidated statements of profit or loss, interim consolidated statements of comprehensive income for the three-month and six-month periods ended June 30, 2022, interim consolidated statement of changes in equity and interim consolidated statement of cash flows for the six-month period then ended, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the interim consolidated financial statements

Management is responsible for the preparation and fair presentation of these interim consolidated financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“KIFRS”) 1034 Interim Financial Reporting, and for such internal controls as management determines is necessary to enable the preparation of interim consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express a conclusion on these interim consolidated financial statements based on our review.

We conducted our review in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing (“KSAs”) and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim consolidated financial statements are not prepared fairly, in all material respects, in accordance with KIFRS 1034 Interim Financial Reporting.

Emphasis of matter

We draw to attention to Notes 3 and 36, which describes that pursuant to the resolution of shareholders’ meeting held on October 12, 2021, SK Telecom Co., Ltd. completed the spin-off of certain businesses as of November 1, 2021. The businesses spun off are presented as discontinued operations, and the comparative interim consolidated statement of profit or loss for the three-month and six-month periods ended June 30, 2021 and related notes have been restated to present the discontinued operations separately from continuing operations.

Other matters

The interim consolidated statements of profit or loss, interim consolidated statements of comprehensive income for the three-month and six-month period ended June 30, 2021, interim consolidated statement of changes in equity and interim consolidated statement of cash flows for the six-month period ended June 30, 2021, prepared in accordance with KIFRS 1034 and presented for comparative purpose, have been reviewed by KPMG Samjong Accounting Corp. whose review report dated August 13, 2021 expressed an unqualified review conclusion. The accompanying interim consolidated statements of profit or loss, interim consolidated statements of comprehensive income for the three-month and six-month period ended June 30, 2021, interim consolidated statement of changes in equity and interim consolidated statement of cash flows for the six-month period ended June 30, 2021 presented for comparative purpose except for the adjustments related to the discontinued operations as described in Notes 3 and 36 to the accompanying interim consolidated financial statements are not different, in all material respects, from the interim consolidated statements of profit or loss, interim consolidated statements of comprehensive income for the three-month and six-month period ended June 30, 2021, interim consolidated statement of changes in equity and interim consolidated statement of cash flows for the six-month period ended June 30, 2021 reviewed by KPMG Samjong Accounting Corp.

Moreover, the consolidated statement of financial position as of December 31, 2021, and the related consolidated statement of profit or loss, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended which have been audited by KPMG Samjong Accounting Corp., in accordance with KSAs (not presented herein), whose report dated March 10, 2022 expressed an unqualified opinion. The accompanying consolidated statement of financial position as of December 31, 2021 presented for comparative purpose is not different, in all material respects, from the above audited consolidated statement of financial position.

August 12, 2022

This report is effective as of August 12, 2022, the independent auditor’s review report date. Accordingly, certain material subsequent events or circumstances may have occurred during the period from the independent auditor’s review report date to the time this review report is used. Such events and circumstances could significantly affect the accompanying interim consolidated financial statements and may result in modification to this review report.

SK TELECOM CO., LTD. (the “Parent Company”) AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND DECEMBER 31, 2021 AND

FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED JUNE 30, 2022 AND 2021

The accompanying interim consolidated financial statements, including all footnote disclosures, were prepared by, and are the responsibility of, the Parent Company.

Ryu, Young-Sang

Chief Executive Officer

SK TELECOM CO., LTD.

SK TELECOM CO., LTD. and its Subsidiaries

Interim Consolidated Statements of Financial Position

As of June 30, 2022 and December 31, 2021

(In millions of won)	Note	June 30, 2022 (Unaudited)		December 31, 2021
Assets
Current Assets:
Cash and cash equivalents	29,30	~~W~~	1,152,914	872,731
Short-term financial instruments	29,30		688,554	508,677
Short-term investment securities	9,29,30		—	5,010
Accounts receivable – trade, net	5,29,30,31		2,026,534	1,913,511
Short-term loans, net	5,29,30		68,155	70,817
Accounts receivable – other, net	5,29,30,31,32		566,937	548,362
Contract assets	7,30		78,725	76,698
Prepaid expenses	6		2,005,491	1,987,503
Current tax assets	27		58	77
Derivative financial assets	29,30		145,782	30,110
Inventories, net	8		183,308	204,637
Non-current assets held for sale	35		8,734	8,734
Advanced payments and others	5,29,30,31		136,005	125,798

			7,061,197	6,352,665

Non-Current Assets:
Long-term financial instruments	29,30		375	375
Long-term investment securities	9,29,30		1,255,862	1,715,078
Investments in associates and joint ventures	11		2,285,217	2,197,351
Investment property, net	13		23,890	23,034
Property and equipment, net	12,14,31,32		12,670,853	12,871,259
Goodwill	10		2,075,009	2,072,493
Intangible assets, net	15		3,523,565	3,869,769
Long-term contract assets	7,30		44,805	41,580
Long-term loans, net	5,29,30,31		26,194	21,979
Long-term accounts receivable – other, net	5,29,30,31,32		209,228	275,238
Long-term prepaid expenses	6		1,053,360	1,069,148
Guarantee deposits, net	5,29,30,31		174,323	186,713
Long-term derivative financial assets	29,30		221,162	187,484
Deferred tax assets	27		128	128
Defined benefit assets	19		11,623	18,427
Other non-current assets	5,29,30		11,637	8,556

			23,587,231	24,558,612

Total Assets		~~W~~	30,648,428	30,911,277

(Continued)

SK TELECOM CO., LTD. and its Subsidiaries

Interim Consolidated Statements of Financial Position, Continued

As of June 30, 2022 and December 31, 2021

(In millions of won)	Note	June 30, 2022 (Unaudited)		December 31, 2021
Liabilities and Equity
Current Liabilities:
Accounts payable – trade	29,30,31	~~W~~	113,212	190,559
Accounts payable – other	29,30,31		1,896,838	2,071,870
Withholdings	29,30,31		903,982	790,489
Contract liabilities	7		166,472	166,436
Accrued expenses	29,30		1,301,747	1,295,404
Current tax liabilities	27		204,671	192,221
Derivative financial liabilities	29,30		—	52
Provisions	18,34		66,496	61,656
Short-term borrowings	16,29,30		12,998	12,998
Current portion of long-term debt, net	16,29,30		2,145,906	1,430,324
Current portion of long-term payables – other	17,29,30		395,549	398,823
Lease liabilities	29,30,31		368,004	349,568
Other current liabilities			73	35

			7,575,948	6,960,435

Non-Current Liabilities:
Debentures, excluding current portion, net	16,29,30		6,374,078	7,037,424
Long-term borrowings, excluding current portion, net	16,29,30		690,607	353,122
Long-term payables – other	17,29,30		1,228,965	1,611,010
Long-term lease liabilities	29,30,31		1,230,142	1,184,714
Long-term contract liabilities	7		51,845	36,531
Defined benefit liabilities	19		32,953	13,157
Long-term derivative financial liabilities	29,30		321,025	321,084
Long-term provisions	18		63,709	65,339
Deferred tax liabilities	27		862,814	941,301
Other non-current liabilities	29,30,31		69,702	52,022

			10,925,840	11,615,704

Total Liabilities			18,501,788	18,576,139

Equity:
Share capital	1,20		30,493	30,493
Capital surplus and others	20,21		(11,549,459)	(11,623,726)
Retained earnings	22		22,376,735	22,437,341
Reserves	23		500,527	735,238

Equity attributable to owners of the Parent Company			11,358,296	11,579,346
Non-controlling interests			788,344	755,792

Total Equity			12,146,640	12,335,138

Total Liabilities and Equity		~~W~~	30,648,428	30,911,277

The accompanying notes are an integral part of the interim consolidated financial statements.

SK TELECOM CO., LTD. and its Subsidiaries

Interim Consolidated Statements of Profit or Loss

For the three-month and six-month periods ended June 30, 2022 and 2021

(In millions of won)		2022 (Unaudited)			2021 (Unaudited/ Restated)
	Note	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Operating revenue:	4,31
Revenue		~~W~~	4,289,857	8,567,065	4,125,146	8,238,243
Operating expenses:	31
Labor			593,151	1,230,264	537,652	1,118,649
Commission	6		1,370,892	2,681,131	1,351,150	2,654,489
Depreciation and amortization	4		907,332	1,818,216	913,025	1,822,131
Network interconnection			185,255	374,645	183,209	377,146
Leased lines			61,084	128,708	72,769	147,154
Advertising			54,902	104,139	54,695	85,780
Rent			27,041	69,122	40,395	86,252
Cost of goods sold	8		267,701	575,316	246,964	526,367
Others	24		362,894	693,526	329,575	650,347

			3,830,252	7,675,067	3,729,434	7,468,315

Operating profit	4		459,605	891,998	395,712	769,928
Finance income	4,26		32,087	56,404	22,986	81,804
Finance costs	4,26		(101,334)	(194,425)	(160,619)	(239,225)
Gain (loss) relating to investments in associates and joint ventures, net	4,11		13,576	(24,869)	279,583	407,317
Other non-operating income	4,25		8,872	24,613	52,020	64,605
Other non-operating expenses	4,25		(10,041)	(23,948)	(12,127)	(20,324)

Profit before income tax	4		402,765	729,773	577,555	1,064,105
Income tax expense	27		144,618	251,281	136,891	267,618

Profit from continuing operations			258,147	478,492	440,664	796,487
Profit of discontinued operations, net of taxes	36		—	—	355,034	571,186

Profit for the period		~~W~~	258,147	478,492	795,698	1,367,673

Attributable to:
Owners of the Parent Company		~~W~~	253,862	465,115	765,785	1,324,050
Non-controlling interests			4,285	13,377	29,913	43,623
Earnings per share:	28
Basic earnings per share (in won)		~~W~~	1,147	2,100	2,142	3,700
Basic earnings per share – continuing operations (in won)			1,147	2,100	1,175	2,137
Diluted earnings per share (in won)			1,147	2,099	2,140	3,698
Diluted earnings per share – continuing operations (in won)			1,147	2,099	1,174	2,136

The accompanying notes are an integral part of the interim consolidated financial statements.

SK TELECOM CO., LTD. and its Subsidiaries

Interim Consolidated Statements of Comprehensive Income

For the three-month and six-month periods ended June 30, 2022 and 2021

(In millions of won)		2022 (Unaudited)			2021 (Unaudited)
	Note	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Profit for the period		~~W~~	258,147	478,492	795,698	1,367,673

Other comprehensive income (loss):
Items that will never be reclassified to profit or loss in subsequent periods, net of taxes:
Remeasurement of defined benefit liabilities	19		10,805	23,495	7,830	(10,952)
Net change in other comprehensive loss of investments in associates and joint ventures	11,23		—	—	(1,476)	(2,979)
Valuation gain (loss) on financial assets at fair value through other comprehensive income	23		(315,318)	(370,842)	529,608	699,287
Items that are or may be reclassified subsequently to profit or loss, net of taxes:
Net change in other comprehensive income of investments in associates and joint ventures	11,23		64,216	126,910	74,301	188,920
Net change in unrealized fair value of derivatives	23		502	(9,564)	13,428	10,325
Foreign currency translation differences for foreign operations	23		14,788	18,715	1,968	18,099

Other comprehensive income (loss) for the period, net of taxes			(225,007)	(211,286)	625,659	902,700

Total comprehensive income		~~W~~	33,140	267,206	1,421,357	2,270,373

Total comprehensive income attributable to:
Owners of the Parent Company		~~W~~	26,786	254,194	1,389,658	2,225,562
Non-controlling interests			6,354	13,012	31,699	44,811

The accompanying notes are an integral part of the interim consolidated financial statements.

SK TELECOM CO., LTD. and its Subsidiaries

Interim Consolidated Statements of Changes in Equity

For the six-month periods ended June 30, 2022 and 2021

(In millions of won)
		Attributable to owners of the Parent Company						Non-controlling interests	Total equity
	Note	Share capital		Capital surplus and others	Retained earnings	Reserves	Sub-total
Balance as of January 1, 2021		~~W~~	44,639	677,203	22,981,913	40,139	23,743,894	652,349	24,396,243
Total comprehensive income:
Profit for the period			—	—	1,324,050	—	1,324,050	43,623	1,367,673
Other comprehensive income (loss)	11,19,23		—	—	(11,266)	912,778	901,512	1,188	902,700

			—	—	1,312,784	912,778	2,225,562	44,811	2,270,373

Transactions with owners:
Annual dividends			—	—	(641,944)	—	(641,944)	(25,771)	(667,715)
Share option	21		—	226	—	—	226	592	818
Interest on hybrid bonds			—	—	(7,383)	—	(7,383)	—	(7,383)
Acquisition of treasury shares	20		—	(72,982)	—	—	(72,982)	—	(72,982)
Disposal of treasury shares	20		—	29,803	—	—	29,803	—	29,803
Retirement of treasury shares	20			1,965,952	(1,965,952)	—	—	—	—
Changes in ownership in subsidiaries, etc.			—	226,273	—	—	226,273	231,369	457,642

			—	2,149,272	(2,615,279)	—	(466,007)	206,190	(259,817)

Balance as of June 30, 2021 (Unaudited)		~~W~~	44,639	2,826,475	21,679,418	952,917	25,503,449	903,350	26,406,799

Balance as of January 1, 2022		~~W~~	30,493	(11,623,726)	22,437,341	735,238	11,579,346	755,792	12,335,138
Total comprehensive income:
Profit for the period			—	—	465,115	—	465,115	13,377	478,492
Other comprehensive income (loss)	11,19,23		—	—	23,790	(234,711)	(210,921)	(365)	(211,286)

			—	—	488,905	(234,711)	254,194	13,012	267,206

Transactions with owners:
Annual dividends			—	—	(361,186)	—	(361,186)	—	(361,186)
Interim dividends			—	—	(180,942)	—	(180,942)	—	(180,942)
Share option	21		—	75,490	—	—	75,490	—	75,490
Interest on hybrid bonds			—	—	(7,383)	—	(7,383)	—	(7,383)
Transactions of treasury shares	20,21		—	(4,107)	—	—	(4,107)	—	(4,107)
Changes in ownership in subsidiaries, etc.			—	2,884	—	—	2,884	19,540	22,424

			—	74,267	(549,511)	—	(475,244)	19,540	(455,704)

Balance as of June 30, 2022 (Unaudited)		~~W~~	30,493	(11,549,459)	22,376,735	500,527	11,358,296	788,344	12,146,640

The accompanying notes are an integral part of the interim consolidated financial statements.

SK TELECOM CO., LTD. and its Subsidiaries

Interim Consolidated Statements of Cash Flows

For the six-month periods ended June 30, 2022 and 2021

(In millions of won)	Note	2022 (Unaudited)		2021 (Unaudited)
Cash flows from operating activities:
Cash generated from operating activities:
Profit for the period		~~W~~	478,492	1,367,673
Adjustments for income and expenses	33		2,495,423	1,673,364
Changes in assets and liabilities related to operating activities	33		81,598	(580,097)

			3,055,513	2,460,940
Interest received			18,438	20,152
Dividends received			15,098	183,736
Interest paid			(127,984)	(158,140)
Income tax paid			(224,790)	(229,334)

Net cash provided by operating activities			2,736,275	2,277,354

Cash flows from investing activities:
Cash inflows from investing activities:
Decrease in short-term investment securities, net			69,844	77,632
Collection of short-term loans			64,212	80,224
Decrease in long-term investment securities			—	343
Proceeds from disposals of long-term investment securities			27,287	19,927
Proceeds from disposals of investments in associates and joint ventures			6,880	100,334
Proceeds from disposals of property and equipment			2,930	9,172
Proceeds from disposals of intangible assets			9,561	6,305
Collection of long-term loans			675	2,460
Decrease in deposits			7,478	—
Proceeds from settlement of derivatives			836	726

			189,703	297,123
Cash outflows for investing activities:
Increase in short-term financial instruments, net			(244,274)	(80,647)
Increase in short-term loans			(59,651)	(46,664)
Increase in long-term loans			(7,032)	(6,475)
Increase in long-term financial instruments			—	(18)
Acquisitions of long-term investment securities			(68,091)	(90,710)
Acquisitions of investments in associates and joint ventures			(6,671)	(180,169)
Acquisitions of property and equipment			(1,281,566)	(1,309,616)
Acquisitions of intangible assets			(33,470)	(27,712)
Increase in deposits			(10,519)	(7,698)
Cash outflow for business combinations, net			(62,312)	(90,462)

			(1,773,586)	(1,840,171)

Net cash used in investing activities		~~W~~	(1,583,883)	(1,543,048)

(Continued)

SK TELECOM CO., LTD. and its Subsidiaries

Interim Consolidated Statements of Cash Flows, Continued

For the six-month periods ended June 30, 2022 and 2021

(In millions of won)	Note	2022 (Unaudited)		2021 (Unaudited)
Cash flows from financing activities:
Cash inflows from financing activities:
Proceeds from issuance of debentures		~~W~~	497,805	308,757
Proceeds from long-term borrowings			350,000	350,000
Cash inflows from settlement of derivatives			768	10
Increase in financial liabilities at FVTPL			—	129,123
Transactions with non-controlling shareholders			31,151	444,064

			879,724	1,231,954
Cash outflows for financing activities:
Repayments of short-term borrowings, net			—	(50,005)
Repayments of long-term payables – other			(400,245)	(425,611)
Repayments of debentures			(600,000)	(330,000)
Repayments of long-term borrowings			(22,721)	(25,104)
Payments of dividends			(542,104)	(672,715)
Payments of interest on hybrid bonds			(7,383)	(7,383)
Repayments of lease liabilities			(187,925)	(203,781)
Acquisition of treasury shares			—	(72,982)
Transactions with non-controlling shareholders			(367)	(13,489)

		(1,760,745)		(1,801,070)

Net cash used in financing activities			(881,021)	(569,116)

Net increase in cash and cash equivalents			271,371	165,190
Cash and cash equivalents at beginning of the period			872,731	1,369,653
Effects of exchange rate changes on cash and cash equivalents			8,812	4,452

Cash and cash equivalents at end of the period		~~W~~	1,152,914	1,539,295

The accompanying notes are an integral part of the interim consolidated financial statements.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2022 and 2021 (Unaudited)

1.	Reporting Entity

(1)	General

SK Telecom Co., Ltd. (“the Parent Company”) was incorporated in March 1984 under the laws of the Republic of Korea (“Korea”) to provide cellular telephone communication services in Korea. The Parent Company mainly provides wireless telecommunications services in Korea. The head office of the Parent Company is located at 65, Eulji-ro, Jung-gu, Seoul, Korea.

The Parent Company’s common shares and depositary receipts (DRs) are listed on the Stock Market of Korea Exchange, the New York Stock Exchange and the London Stock Exchange. As of June 30, 2022, the Parent Company’s total issued shares are held by the following shareholders:

	Number of shares	Percentage of total shares issued (%)
SK Inc.	65,668,397	30.01
National Pension Service	16,429,365	7.51
Institutional investors and other shareholders	132,087,804	60.35
Kakao Corp.	3,846,487	1.76
Treasury shares	801,091	0.37

	218,833,144	100.00

These interim consolidated financial statements comprise the Parent Company and its subsidiaries (together referred to as the “Group” and individually as “Group entity”). SK Inc. is the ultimate controlling entity of the Parent Company.

On November 1, 2021, the date of spin-off, the Parent Company completed the spin-off of its businesses of managing investments in semiconductor, New Information and Communication Technologies(“ICT”) and other business and making new investments. (See note 36.)

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2022 and 2021 (Unaudited)

1.	Reporting Entity, Continued

(2)	List of consolidated subsidiaries

The list of consolidated subsidiaries as of June 30, 2022 and December 31, 2021 is as follows:

				Ownership (%)(*1)
Subsidiary		Location	Primary business	June. 30, 2022	Dec. 31, 2021
Subsidiaries owned by the Parent Company	SK Telink Co., Ltd.	Korea	Telecommunication and Mobile Virtual Network Operator service	100.0	100.0
	SK Communications Co., Ltd.	Korea	Internet website services	100.0	100.0
	SK Broadband Co., Ltd.	Korea	Telecommunication services	74.3	74.3
	PS&Marketing Corporation	Korea	Communications device retail business	100.0	100.0
	SERVICE ACE Co., Ltd.	Korea	Call center management service	100.0	100.0
	SERVICE TOP Co., Ltd.	Korea	Call center management service	100.0	100.0
	SK O&S Co., Ltd.	Korea	Base station maintenance service	100.0	100.0
	SK Telecom China Holdings Co., Ltd.	China	Investment (Holdings company)	100.0	100.0
	SK Global Healthcare Business Group Ltd.	Hong Kong	Investment	100.0	100.0
	YTK Investment Ltd.	Cayman Islands	Investment association	100.0	100.0
	Atlas Investment	Cayman Islands	Investment association	100.0	100.0
	SKT Americas, Inc.	USA	Information gathering and consulting	100.0	100.0
	Quantum Innovation Fund I	Korea	Investment	59.9	59.9
	SK Telecom Japan Inc.	Japan	Information gathering and consulting	100.0	100.0
	Happy Hanool Co., Ltd.	Korea	Service	100.0	100.0
	SK stoa Co., Ltd.	Korea	Other telecommunication retail business	100.0	100.0
	Broadband Nowon Co., Ltd.	Korea	Cable broadcasting services	100.0	100.0
	SAPEON Korea Inc.(*2)	Korea	Manufacturing non-memory and other electronic integrated circuits	100.0	—
	SAPEON Inc.(*2,3)	USA	Manufacturing non-memory and other electronic integrated circuits	62.5	—
Subsidiaries owned by SK Broadband Co., Ltd.	Home & Service Co., Ltd.	Korea	Operation of information and communication facility	100.0	100.0
	Media S Co., Ltd.	Korea	Production and supply services of broadcasting programs	100.0	100.0
Subsidiaries owned by PS&Marketing Corporation	SK m&service Co., Ltd.(*2,4)	Korea	Database and Internet website service	100.0	—
Subsidiary owned by Quantum Innovation Fund I	PanAsia Semiconductor Materials LLC.	Korea	Investment	66.4	66.4
Subsidiary owned by SK Telecom Japan Inc.	SK Planet Japan, K. K.	Japan	Digital contents sourcing service	79.8	79.8
Others(*5)	SK Telecom Innovation Fund, L.P.	USA	Investment	100.0	100.0
	SK Telecom China Fund I L.P.	Cayman Islands	Investment	100.0	100.0

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2022 and 2021 (Unaudited)

1.	Reporting Entity, Continued

(2)	List of consolidated subsidiaries, Continued

The list of consolidated subsidiaries as of June 30, 2022 and December 31, 2021 is as follows, Continued:

(*1)	The ownership interest represents direct ownership interest in subsidiaries either by the Parent Company or subsidiaries of the Parent Company.
(*2)	Details of changes in the consolidation scope for the six-month period ended June 30, 2022 are presented in note 1-(4).
(*3)

The Parent Company newly established SAPEON Korea Inc. and SAPEON Inc., and the ownership interest of the Parent Company in SAPEON Inc. has changed from 100% to 62.5% due to unequal paid-in capital increase of SAPEON Inc. for the six-month period ended June 30, 2022.

(*4)

PS&Marketing Corporation acquired 3,099,112 shares (100%) of SK m&service Co., Ltd. at ~~W~~72,859 million in cash for the six-month period ended June 30, 2022 in order to strengthen the distribution competitiveness and improve the synergy within SKT ICT Family.

(*5)	Others are owned by Atlas Investment and another subsidiary of the Parent Company.

(3)	Condensed financial information of subsidiaries

1)	Condensed financial information of significant consolidated subsidiaries as of and for the six-month period ended June 30, 2022 is as follows:

(In millions of won)	As of June 30, 2022				For the six-month period ended June 30, 2022
Subsidiary	Total assets		Total liabilities	Total equity	Revenue	Profit
SK Telink Co., Ltd.	~~W~~	181,905	53,446	128,459	150,378	10,013
SK Broadband Co., Ltd.		6,079,250	3,106,356	2,972,894	2,062,124	100,519
PS&Marketing Corporation		422,969	206,414	216,555	647,749	1,267
SERVICE ACE Co., Ltd.		82,054	55,713	26,341	96,988	2,069
SERVICE TOP Co., Ltd.		73,513	46,359	27,154	88,751	3,175
SK O&S Co., Ltd.		98,922	64,963	33,959	136,632	1,609
Home & Service Co., Ltd.		129,305	84,767	44,538	202,813	2,918
SK stoa Co., Ltd.		99,089	43,226	55,863	168,936	7,298
SK m&service Co., Ltd.(*)		138,633	77,178	61,455	76,137	1,217

(*)	The financial information is the condensed financial information after the entity was included in the scope of consolidation.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2022 and 2021 (Unaudited)

1.	Reporting Entity, Continued

(3)	Condensed financial information of subsidiaries, Continued

2)	Condensed financial information of significant consolidated subsidiaries as of and for the year ended December 31, 2021 is as follows:

(In millions of won)	As of December 31, 2021				2021
Subsidiary	Total assets		Total liabilities	Total equity	Revenue	Profit
SK Telink Co., Ltd.	~~W~~	174,837	52,821	122,016	313,404	8,846
SK Broadband Co., Ltd.		5,971,505	3,091,837	2,879,668	4,058,997	213,468
PS&Marketing Corporation		478,745	263,457	215,288	1,445,540	3,179
SERVICE ACE Co., Ltd.		99,059	66,496	32,563	197,146	2,519
SERVICE TOP Co., Ltd.		72,026	46,067	25,959	185,452	2,066
SK O&S Co., Ltd.		95,748	58,870	36,878	285,591	69
Home & Service Co., Ltd.		131,947	90,775	41,172	405,255	550
SK stoa Co., Ltd.		107,943	59,931	48,012	316,249	19,163

(4)	Changes in subsidiaries

The list of subsidiaries that were newly included in consolidation for the six-month period ended June 30, 2022 is as follows:

Subsidiary	Reason
SAPEON Korea Inc.	Established by the Parent Company
SAPEON Inc.	Established by the Parent Company
SK m&service Co., Ltd.	Acquired by PS&Marketing Corporation

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2022 and 2021 (Unaudited)

1.	Reporting Entity, Continued

(5)

The financial information of significant non-controlling interests of the Group as of and for the six-month period ended June 30, 2022 and as of and for the year ended December 31, 2021 are as follows:

(In millions of won)
	SK Broadband Co., Ltd.
Ownership of non-controlling interests (%)		25.3

	As of June 30, 2022
Current assets	~~W~~	1,530,231
Non-current assets		4,573,414
Current liabilities		(1,439,068)
Non-current liabilities		(1,700,004)
Net assets		2,964,573
Fair value adjustment and others		—
Net assets on the consolidated financial statements		2,964,573
Carrying amount of non-controlling interests		750,069

	For the six-month period ended June 30, 2022
Revenue	~~W~~	2,058,787
Profit for the period		103,862
Depreciation of the fair value adjustment and others		—
Profit for the period on the consolidated financial statements		103,862
Total comprehensive income		97,016
Profit attributable to non-controlling interests		25,249
Net cash provided by operating activities	~~W~~	650,990
Net cash provided in investing activities		(272,650)
Net cash used in financing activities		(137,315)
Effects of exchange rate changes on cash and cash equivalents		738
Net increase in cash and cash equivalents		241,763
Dividends paid to non-controlling interests for the six-month period ended June 30, 2022	~~W~~	—

(*)	The condensed financial information above is the consolidated financial information of subsidiaries.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2022 and 2021 (Unaudited)

1.	Reporting Entity, Continued

(5)

The financial information of significant non-controlling interests of the Group as of and for the six-month period ended June 30, 2022 and as of and for the year ended December 31, 2021 are as follows, Continued:

(In millions of won)
	SK Broadband Co., Ltd.
Ownership of non-controlling interests (%)		25.1

	As of December 31, 2021
Current assets	~~W~~	1,252,935
Non-current assets		4,744,905
Current liabilities		(1,433,800)
Non-current liabilities		(1,696,357)
Net assets		2,867,683
Fair value adjustment and others		(10,230)
Net assets on the consolidated financial statements		2,857,453
Carrying amount of non-controlling interests		740,771

	2021
Revenue	~~W~~	4,049,156
Profit for the year		198,268
Depreciation of the fair value adjustment and others		—
Profit for the year on the consolidated financial statements		198,268
Total comprehensive income		214,003
Profit attributable to non-controlling interests		52,935

Net cash provided by operating activities	~~W~~	1,072,307
Net cash used in investing activities		(615,510)
Net cash used in financing activities		(248,139)
Effects of exchange rate changes on cash and cash equivalents		(59)
Net increase in cash and cash equivalents		208,599

Dividends paid to non-controlling interests for the year ended December 31, 2021	~~W~~	—

(*)	The condensed financial information above is the consolidated financial information of subsidiaries.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2022 and 2021 (Unaudited)

2.	Basis of Preparation

(1)	Statement of compliance

These interim condensed consolidated financial statements were prepared in accordance with International Financial Reporting Standard as adopted by the Republic of Korea (“KIFRS”) 1034 Interim Financial Reporting as part of the period covered by the Group’s KIFRS annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since December 31, 2021. These interim consolidated financial statements do not include all of the disclosures required for full annual financial statements. The accompanying interim consolidated financial statements have been translated into English from the Korean language financial statements. In the event of any differences in interpreting the financial statements or the independent auditors’ review report thereon, the Korean version, which is used for regulatory reporting purposes, shall prevail.

(2)	Use of estimates and judgments

1)	Critical judgments, assumptions and estimation uncertainties

The preparation of the interim consolidated financial statements in conformity with KIFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

In preparing these interim consolidated financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as of and for the year ended December 31, 2021.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2022 and 2021 (Unaudited)

2.	Basis of Preparation, Continued

(2)	Use of estimates and judgments, Continued

2)	Fair value measurement

A number of the Group’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Group has established policies and processes with respect to the measurement of fair values, including Level 3 fair values, and the measurement of fair values is reviewed and is directly reported to the finance executives.

The Group regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the Group assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of KIFRS, including the level in the fair value hierarchy in which such valuations should be classified.

When measuring the fair value of an asset or a liability, the Group uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Group recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Information about assumptions used for fair value measurements are included in note 30.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2022 and 2021 (Unaudited)

3.	Significant Accounting Policies

The significant accounting policies applied by the Group in these interim consolidated financial statements are the same as those applied by the Group in its consolidated financial statements as of and for the year ended December 31, 2021. The Group has not early applied the new and revised KIFRS and interpretations that have been issued but are not yet effective.

The following new and amended KIFRS and interpretations are effective from January 1, 2022, initially, but these amended standards are not expected to have a significant impact on the Group’s interim consolidated financial statements.

•	Onerous Contracts – Cost of Fulfilling a Contract (Amendments to KIFRS 1037).

•	Reference to Conceptual Framework (Amendments to KIFRS 1103).

•	Property, Plant and Equipment: Proceeds before Intended Use (Amendments to KIFRS 1016).

•	Annual Improvements to KIFRS 2018-2020.

Meanwhile, as described in note 36, the Parent Company carried out spin-off of its businesses of managing investments in semiconductor, New Information and Communication Technologies(“ICT”) and other businesses and making new investments pursuant to the resolution of the Board of Directors on June 10, 2021 and approval of shareholders’ meeting on October 12, 2021. The Group has applied KIFRS 1105 Non-current Assets Held for Sale and Discontinued Operations, and accordingly, presented profit or loss of the spin-off business as discontinued operations. The comparative interim consolidated statement of profit or loss for the three and six-month period ended June 30, 2021 and related notes have been restated to present the discontinued operations separately from continuing operations.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2022 and 2021 (Unaudited)

4.	Operating Segments

The Group’s operating segments have been identified to be each business unit, by which the Group provides different services and merchandise. The Group’s reportable segments include: cellular services, which include cellular voice service, wireless data service and wireless internet services; fixed-line telecommunication services, which include telephone services, internet services, and leased line services; and all other businesses, which include providing shopping channel and digital platform for selling products and other immaterial operations, each of which does not meet the quantitative threshold to be considered as a reportable segment and are presented collectively as others.

(1)	Segment information for the six-month periods ended June 30, 2022 and 2021 are as follows:

(In millions of won)
	For the six-month period ended June 30, 2022
	Cellular services		Fixed-line telecommunication services	Others	Sub-total	Adjustments	Total
Total revenue	~~W~~	7,165,743	2,424,129	268,399	9,858,271	(1,291,206)	8,567,065
Inter-segment revenue		745,030	528,920	17,256	1,291,206	(1,291,206)	—
External revenue		6,420,713	1,895,209	251,143	8,567,065	—	8,567,065
Depreciation and amortization		1,371,269	493,126	9,840	1,874,235	(56,019)	1,818,216
Operating profit (loss)		746,500	162,538	4,030	913,068	(21,070)	891,998
Finance income and costs, net							(138,021)
Loss relating to investments in associates and joint ventures, net							(24,869)
Other non-operating income and expense, net							665

Profit before income tax							729,773

(In millions of won)
	For the six-month period ended June 30, 2021 (Restated)
	Continuing operations							Discontinued operations
	Cellular services		Fixed-line telecommunication services	Others (*)	Sub-total	Adjustments	Total
Total revenue	~~W~~	6,990,516	2,342,955	175,342	9,508,813	(1,270,570)	8,238,243	1,621,815
Inter-segment revenue		737,053	529,008	4,509	1,270,570	(1,270,570)	—	261,325
External revenue		6,253,463	1,813,947	170,833	8,238,243	—	8,238,243	1,360,490
Depreciation and amortization		1,404,539	467,882	5,259	1,877,680	(55,549)	1,822,131	172,170
Operating profit (loss)		641,364	153,912	6,186	801,462	(31,534)	769,928	15,450
Finance income and costs, net							(157,421)	(29,114)
Gain relating to investments in associates and joint ventures, net							407,317	572,774
Other non-operating income and expense, net							44,281	70,835

Profit before income tax							1,064,105	629,945

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2022 and 2021 (Unaudited)

4.	Operating Segments, Continued

(1)	Segment information for the six-month periods ended June 30, 2022 and 2021 are as follows, Continued:

(*) The Parent Company carried out spin-off of its businesses of managing investments in semiconductor, New Information and Communication Technologies(“ICT”) and other business and making new investments for the year ended December 31, 2021. Accordingly, the Group reclassified SK stoa Co., Ltd. from Commerce Services segment to Others segment.

The Group has restated the previously reported segment information for the six-month period ended June 30, 2021 to reflect reclassification of operating segments due to the spin-off.

Since there are no intersegment sales of inventories or depreciable assets, there is no unrealized intersegment profit to be eliminated on consolidation. The Group principally operates its businesses in Korea, and the revenue amounts earned outside of Korea are immaterial. Therefore, no entity-wide geographical information is presented.

No single customer contributed 10% or more to the Group’s total revenue for the six-month periods ended June 30, 2022 and for the year ended December 31, 2021.

(2)	Disaggregation of operating revenues considering the economic factors that affect the amounts, timing and uncertainty of the Group’s revenue and future cash flows is as follows:

(In millions of won)		For the six-month period ended
		June 30, 2022		June 30, 2021 (Restated)
Goods and Services transferred at a point in time:
Cellular revenue	Goods and others(*1)	~~W~~	438,562	435,461
Fixed-line telecommunication revenue	Goods and others		43,408	44,466
Other revenue	Others(*2)		218,129	157,479

			700,099	637,406

Goods and Services transferred over time:
Cellular revenue	Wireless service(*3)		5,102,309	5,000,714
	Cellular interconnection		254,400	242,563
	Other(*4)		625,442	574,725
Fixed-line telecommunication revenue	Fixed-line service		87,235	95,235
	Cellular interconnection		11,944	39,773
	Internet Protocol Television(*5)		902,037	894,500
	International calls		88,326	83,302
	Internet service and miscellaneous(*6)		762,259	656,671
Other revenue	Miscellaneous(*2)		33,014	13,354

			7,866,966	7,600,837

Discontinued operations			—	1,360,490

		~~W~~	8,567,065	9,598,733

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2022 and 2021 (Unaudited)

4.	Operating Segments, Continued

(2)	Disaggregation of operating revenues considering the economic factors that affect the amounts, timing and uncertainty of the Group’s revenue and future cash flows is as follows, Continued:

(*1)	Cellular revenue includes revenue from sales of handsets and other electronic accessories.

(*2)	Miscellaneous other revenue includes revenue from considerations received for the product sales-type data broadcasting channel use and sales of goods through data broadcasting.

(*3)	Wireless service includes revenue from wireless voice and data transmission services principally derived from usage charges to wireless subscribers.

(*4)	Other revenue includes revenue from billing and collection services as well as other miscellaneous services.

(*5)	Internet Protocol Television (“IPTV”) service revenue includes revenue from IPTV services principally derived from usage charges to IPTV subscribers.

(*6)	Internet service includes revenue from the high speed broadband internet service principally derived from usage charges to subscribers as well as other miscellaneous services.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2022 and 2021 (Unaudited)

5.	Trade and Other Receivables

(1)	Details of trade and other receivables as of June 30, 2022 and December 31, 2021 are as follows:

(In millions of won)	June 30, 2022
	Gross amount		Loss allowance	Carrying amount
Current assets:
Accounts receivable – trade	~~W~~	2,267,652	(241,118)	2,026,534
Short-term loans		68,773	(618)	68,155
Accounts receivable – other(*)		610,799	(43,862)	566,937
Accrued income		1,024	—	1,024
Guarantee deposits (Other current assets)		109,099	—	109,099

		3,057,347	(285,598)	2,771,749
Non-current assets:
Long-term loans		70,702	(44,508)	26,194
Long-term accounts receivable – other(*)		211,106	(1,878)	209,228
Guarantee deposits		174,623	(300)	174,323
Long-term accounts receivable – trade (Other non-current assets)		11,470	(29)	11,441

		467,901	(46,715)	421,186

	~~W~~	3,525,248	(332,313)	3,192,935

(*)	Gross and carrying amounts of accounts receivable – other as of June 30, 2022 include ~~W~~353,068 million of financial instruments classified as FVTPL.

(In millions of won)	December 31, 2021
	Gross amount		Loss allowance	Carrying amount
Current assets:
Accounts receivable – trade	~~W~~	2,152,358	(238,847)	1,913,511
Short-term loans		71,750	(933)	70,817
Accounts receivable – other(*)		593,109	(44,747)	548,362
Accrued income		762	—	762
Guarantee deposits (Other current assets)		92,046	—	92,046

		2,910,025	(284,527)	2,625,498
Non-current assets:
Long-term loans		66,431	(44,452)	21,979
Long-term accounts receivable – other(*)		277,116	(1,878)	275,238
Guarantee deposits		186,713	—	186,713
Long-term accounts receivable – trade (Other non-current assets)		8,140	(34)	8,106

		538,400	(46,364)	492,036

	~~W~~	3,448,425	(330,891)	3,117,534

(*)	Gross and carrying amounts of accounts receivable – other as of December 31, 2021 include ~~W~~459,959 million of financial instruments classified as FVTPL.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2022 and 2021 (Unaudited)

5.	Trade and Other Receivables, Continued

(2)	Changes in the loss allowance on trade and other receivables measured at amortized cost for the six-month periods ended June 30, 2022 and 2021 are as follows:

(In millions of won)
	January 1, 2022		Impairment	Write-offs(*)	Collection of receivables previously written- off	Business combination	June 30, 2022
Accounts receivable – trade	~~W~~	238,881	15,373	(18,936)	5,826	3	241,147
Accounts receivable – other, etc.		92,010	1,443	(3,627)	948	392	91,166

	~~W~~	330,891	16,816	(22,563)	6,774	395	332,313

(In millions of won)
	January 1, 2021		Impairment	Write-offs(*)	Collection of receivables previously written- off	Business combination	June 30, 2021
Accounts receivable – trade	~~W~~	264,498	14,863	(29,536)	7,255	823	257,903
Accounts receivable – other, etc.		100,565	209	(9,887)	6,049	358	97,294

	~~W~~	365,063	15,072	(39,423)	13,304	1,181	355,197

(*)	The Group writes off trade and other receivables that are determined to be uncollectable due to reasons, such as termination of operations or bankruptcy.

(3)

The Group applies the practical expedient that allows the Group to estimate the loss allowance for accounts receivable – trade at an amount equal to the lifetime expected credit losses. The expected credit losses include the forward-looking information. To make the assessment, the Group uses its historical credit loss experience over the past three years and classifies accounts receivable – trade by their credit risk characteristics and days overdue.

As the Group is a wireless and fixed-line telecommunications service provider, the Group’s financial assets measured at amortized cost primarily consist of receivables from numerous individual customers, and, therefore, no significant credit concentration risk arises.

Receivables related to other revenue mainly consist of receivables from corporate customers. The Group transacts only with corporate customers with credit ratings that are considered to be low at credit risk. In addition, the Group is not exposed to significant credit concentration risk as the Group regularly assesses their credit risk by monitoring their credit ratings. While the contract assets are subject to the impairment requirements, no significant expected credit loss has been identified.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2022 and 2021 (Unaudited)

6.	Prepaid Expenses

The Group pays commissions to its retail stores and authorized dealers, primarily for wireless and fixed-line telecommunication services. The Group capitalized certain costs associated with commissions paid to retail stores and authorized dealers to obtain new and retained customer contracts as prepaid expenses. These prepaid expenses are amortized on a straight-line basis over the periods that the Group expects to maintain its customers.

(1)	Details of prepaid expenses as of June 30, 2022 and December 31, 2021 are as follows:

(In millions of won)
	June 30, 2022		December 31, 2021
Current assets:
Incremental costs of obtaining contracts	~~W~~	1,894,674	1,886,680
Others		110,817	100,823

	~~W~~	2,005,491	1,987,503

Non-current assets:
Incremental costs of obtaining contracts	~~W~~	973,910	977,236
Others		79,450	91,912

	~~W~~	1,053,360	1,069,148

(2)	Incremental costs of obtaining contracts

The amortization and impairment losses in connection with incremental costs of obtaining contracts recognized for the six-month periods ended June 30, 2022 and 2021 are as follows:

(In millions of won)	2022			2021(*)
	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Amortization and impairment losses recognized	~~W~~	620,496	1,245,726	661,923	1,316,164

(*)	Includes amounts related to discontinued operations.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2022 and 2021 (Unaudited)

7.	Contract Assets and Liabilities

In case of providing both wireless telecommunication services and sales of handsets, the Group allocated the consideration based on relative stand-alone selling prices and recognized unbilled receivables from handset sales as contract assets. The Group recognized receipts in advance for prepaid telecommunications services and unearned revenue for customer loyalty programs as contract liabilities.

(1)	Details of contract assets and liabilities as of June 30, 2022 and December 31, 2021 are as follows:

(In millions of won)
	June 30, 2022		December 31, 2021
Contract assets:
Allocation of consideration between performance obligations	~~W~~	123,530	118,278
Contract liabilities:
Wireless service contracts		18,350	18,397
Customer loyalty programs		8,874	12,699
Fixed-line service contracts		128,949	118,600
Others		62,144	53,271

	~~W~~	218,317	202,967

(2)

The amount of revenue recognized for the six-month periods ended June 30, 2022 and 2021 related to the contract liabilities carried forward from the previous year are ~~W~~80,586 million and ~~W~~94,357 million, respectively.

8.	Inventories

(1)	Details of inventories as of June 30, 2022 and December 31, 2021 are as follows:

(In millions of won)
	June 30, 2022				December 31, 2022
	Acquisition cost		Valuation allowance	Carrying amount	Acquisition cost	Valuation allowance	Carrying amount
Merchandise	~~W~~	180,948	(2,972)	177,976	204,545	(3,419)	201,126
Supplies		5,332	—	5,332	3,511	—	3,511

	~~W~~	186,280	(2,972)	183,308	208,056	(3,419)	204,637

(2)

Cost of inventories recognized as operating expenses for the six-month periods ended June 30, 2022 and 2021 are ~~W~~575,316 million and ~~W~~660,212 million, respectively, which are included in cost of goods sold. In addition, valuation losses on inventories which are included in cost of goods sold amount to ~~W~~1,109 million and ~~W~~1,367 million for the six-month periods ended June 30, 2022 and 2021, respectively. Write-downs included in other operating expenses for the six-month periods ended June 30, 2022 and 2021 are ~~W~~977 million and ~~W~~358 million, respectively. Those amounts include profit or loss of discontinued operations for the six-month period ended June 30, 2021.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2022 and 2021 (Unaudited)

9.	Investment Securities

(1)	Details of short-term investment securities as of June 30, 2022 and December 31, 2021 are as follows:

(In millions of won)
	Category	June 30, 2022		December 31, 2021
Beneficiary certificates	FVTPL	~~W~~	—	5,010

(2)	Details of long-term investment securities as of June 30, 2022 and December 31, 2021 are as follows:

(In millions of won)
	Category	June 30, 2022		December 31, 2021
Equity instruments	FVOCI(*)	~~W~~	1,061,846	1,510,428
	FVTPL		38,542	57,830

			1,100,388	1,568,258
Debt instruments	FVOCI		1,284	1,177
	FVTPL		154,190	145,643

			155,474	146,820

		~~W~~	1,255,862	1,715,078

(*)

The Group designated investments in equity instruments that are not held for trading as financial assets at FVOCI, and the amounts of those equity instruments as of June 30, 2022 and December 31, 2021 are ~~W~~1,061,846 million and ~~W~~1,510,428 million, respectively.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2022 and 2021 (Unaudited)

10.	Business Combinations

(1)	2022

1)	Acquisition of SK m&service Co., Ltd. by PS&Marketing Corporation:

PS&Marketing Corporation obtained control over SK m&service Co., Ltd. by acquiring its 3,099,112 shares (100%) for the six-month period ended June 30, 2022. As this transaction is a business combination under common control, the assets acquired and liabilities assumed were recognized at the carrying amounts in the ultimate controlling entity’s consolidated financial statements, and the difference between the consideration transferred and the carrying amounts of net assets was recognized as capital surplus and others. Subsequent to the acquisition of control, SK m&service Co., Ltd. recognized revenue of ~~W~~76,137 million and net profit of ~~W~~1,217 million. Meanwhile, assuming that business combination has occurred as of January 1, 2022, the Group would have recognized revenue of ~~W~~115,164 million and net profit of ~~W~~1,755 million.

(i)	Summary of the acquiree

Information of Acquiree
Corporate name	SK m&service Co., Ltd.
Location	16th floor, 34, Supyo-ro, Jung-gu, Seoul, Korea
CEO	Park, Jeong-Min
Industry	Database and Internet website service

(ii)	Considerations transferred and identifiable assets acquired and liabilities assumed at the acquisition date are as follows:

(In millions of won)
	Amounts
I. Consideration transferred:
Cash and cash equivalents	~~W~~	72,859

II. Fair value of identifiable assets acquired and liabilities assumed:
Cash and cash equivalents		10,547
Accounts receivable – trade and other, net		76,035
Inventories, net		3,349
Property and equipment, net		27,138
Intangible assets, net		12,462
Goodwill		2,515
Other assets		10,395
Accounts payable – trade and other		(53,894)
Income tax payable		(399)
Lease liabilities		(6,503)
Provisions		(991)
Defined benefit liabilities		(2,739)
Other liabilities		(18,337)

		59,578

III. Capital surplus and others (I - II)	~~W~~	13,281

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2022 and 2021 (Unaudited)

10.	Business Combinations, Continued

(2)	2021

1)	Merger of ADT CAPS Co., Ltd. by SK Shieldus Co., Ltd.(Formerly, ADT CAPS Co, Ltd., at the time of merger, SK Infosec Co., Ltd.):

On March 4, 2021, SK Infosec Co., Ltd. merged with ADT CAPS Co., Ltd., a subsidiary of SK Infosec Co., Ltd., to improve management efficiency. As this transaction is a business combination under common control, the assets acquired and liabilities assumed were recognized at the carrying amounts in the ultimate controlling entity’s consolidated financial statements, and there is no effect on the assets and liabilities of the consolidated financial statements. After the date of the merger, SK Infosec Co., Ltd. changed its name to ADT CAPS Co., Ltd. and then again, in October 2021, ADT CAPS Co., Ltd. changed its name to SK Shieldus Co., Ltd.

Identifiable assets acquired and liabilities assumed were transferred to the spin-off company.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2022 and 2021 (Unaudited)

10.	Business Combinations, Continued

(2)	2021, Continued

2)	Acquisition of Studio Dolphin Co., Ltd. by Dreamus Company:

Dreamus Company obtained control over Studio Dolphin Co., Ltd. by acquiring its 10,000 shares (100%) for the year ended December 31, 2021. The consideration transferred was ~~W~~1,500 million in cash, and the difference between the fair value of net assets acquired and the consideration transferred amounting to ~~W~~1,465 million was recognized as goodwill.

Identifiable assets acquired and liabilities assumed and goodwill were transferred to the spin-off company.

(i)	Summary of the acquiree

Information of Acquiree
Corporate name	Studio Dolphin Co., Ltd.
Location	3rd floor, 10, Jandari-ro 7an-gil, Mapo-gu, Seoul, Korea
CEO	Kim, Dong-Hee
Industry	Music and sound recording business

(ii)	Considerations transferred and identifiable assets acquired and liabilities assumed at the acquisition date are as follows:

(In millions of won)
	Amounts
I. Consideration transferred:
Cash and cash equivalents	~~W~~	1,500

II. Fair value of identifiable assets acquired and liabilities assumed:
Cash and cash equivalents		20
Accounts receivable – trade and other, net		31
Other assets		7
Accounts payable – trade and other		(4)
Short-term borrowings		(2)
Other liabilities		(17)

		35

III. Goodwill(I - II)	~~W~~	1,465

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2022 and 2021 (Unaudited)

10.	Business Combinations, Continued

(2)	2021, Continued

3)	Acquisition of YLP Inc. by T map Mobility Co., Ltd.:

T map Mobility Co., Ltd. obtained control over YLP Inc. by acquiring its 168,012 shares(100%). during the year ended December 31, 2021. The consideration transferred was ~~W~~79,000 million, among which ~~W~~55,598 million was paid in cash to acquire 118,242 shares (70.4%) and on June 29, 2021, T map Mobility Co., Ltd. issued 267,700 of its new common shares (with a fair value of ~~W~~23,402 million) to the shareholders of YLP Inc. in exchange for the remaining 49,770 shares(29.6%) owned by those shareholders. The difference between the fair value of net assets acquired and the consideration transferred amounting to ~~W~~69,516 million was recognized as goodwill.

Identifiable assets acquired and liabilities assumed and goodwill were transferred to the spin-off company.

(i)	Summary of the acquiree

Information of Acquiree
Corporate name	YLP Inc.
Location	1740, Cheongwon-ro, Pyeongtaek-si, Gyeonggi-do, Korea
CEO	Lee, Hyeok-Ju
Industry	Freight forwarders and cargo agents

(ii)	Considerations transferred and identifiable assets acquired and liabilities assumed at the acquisition date are as follows:

(In millions of won)
	Amounts
I. Consideration transferred:
Cash and cash equivalents	~~W~~	55,598
Fair value of shares of T map Mobility Co., Ltd.		23,402

II. Fair value of identifiable assets acquired and liabilities assumed:
Cash and cash equivalents		1,897
Financial instruments		4,000
Accounts receivable – trade and other, net		4,480
Property and equipment, net		431
Intangible assets, net		3,595
Other assets		325
Borrowings		(1,000)
Accounts payable – trade and other		(3,542)
Lease liabilities		(327)
Other liabilities		(48)
Deferred tax liabilities		(327)

		9,484

III. Goodwill(I - II)	~~W~~	69,516

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2022 and 2021 (Unaudited)

10.	Business Combinations, Continued

(2)	2021, Continued

4)	Acquisition of Rokmedia Co., Ltd. by One Store Co., Ltd.:

One Store Co., Ltd. obtained control over Rokmedia Co., Ltd. by acquiring its 60,000 shares (100%) for the year ended December 31, 2021. The consideration transferred was ~~W~~40,000 million in cash, and the difference between the fair value of net assets acquired and the consideration transferred amounting to ~~W~~33,641 million was recognized as goodwill.

Identifiable assets acquired and liabilities assumed and goodwill were transferred to the spin-off company.

(i)	Summary of the acquiree

Information of Acquiree
Corporate name	Rokmedia Co., Ltd.
Location	3rd floor, 330, Seongam-ro, Mapo-gu, Seoul, Korea
CEO	Kang, Jun-Gyu / Kim, Jeong-Su
Industry	Publishing and telecommunications retail business

(ii)	Considerations transferred and identifiable assets acquired and liabilities assumed at the acquisition date are as follows:

(In millions of won)
	Amounts
I. Consideration transferred:
Cash and cash equivalents	~~W~~	40,000

II. Fair value of identifiable assets acquired and liabilities assumed:
Cash and cash equivalents		719
Financial instruments		2,170
Accounts receivable – trade and other, net		1,374
Inventories		933
Other assets		3,212
Short-term loans, net		30
Property and equipment, net		792
Intangible assets, net		2,677
Accounts payable – trade and other		(1,885)
Contract liabilities		(1,401)
Borrowings		(1,485)
Provisions		(385)
Lease liabilities		(56)
Other liabilities		(111)
Deferred tax liabilities		(135)
Income tax payable		(90)

		6,359

III. Goodwill(I - II)	~~W~~	33,641

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2022 and 2021 (Unaudited)

10.	Business Combinations, Continued

(2)	2021, Continued

5)	Acquisition of GOOD SERVICE Co., Ltd. by T map Mobility Co., Ltd.:

T map Mobility Co., Ltd. obtained control by acquiring 2,000 shares (100%) of GOOD SERVICE Co., Ltd. for the year ended December 31, 2021. The consideration transferred was ~~W~~10,000 million in cash and the difference between the fair value of net assets acquired and the consideration transferred amounting to ~~W~~4,844 million was recognized as goodwill.

Identifiable assets acquired, liabilities assumed and goodwill were transferred to spin-off company.

(i)	Summary of the acquiree

Information of Acquiree
Corporate name	GOOD SERVICE Co., Ltd.
Location	4th floor, 54, Daeheung-ro, Mapo-gu, Seoul, Korea
CEO	Kim, Seung-Wook
Industry	Surrogate driving service business and related business

(ii)	Considerations transferred, identifiable assets acquired and liabilities assumed at the acquisition date are as follows:

(In millions of won)
	Amounts
I. Consideration transferred:
Cash and cash equivalents	~~W~~	10,000

II. Fair value of identifiable assets acquired and liabilities assumed:
Cash and cash equivalents		1,328
Financial instruments		116
Accounts receivable – trade and other, net		1,881
Property and equipment, net		116
Intangible assets, net		3,492
Accounts payable – trade and other		(883)
Other liabilities		(85)
Deferred tax liabilities		(696)
Lease liabilities		(113)

		5,156

III. Goodwill(I - II)	~~W~~	4,844

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2022 and 2021 (Unaudited)

11.	Investments in Associates and Joint Ventures

(1)	Investments in associates and joint ventures accounted for using the equity method as of June 30, 2022 and December 31, 2021 are as follows:

(In millions of won)		June 30, 2022			December 31, 2021
	Country	Ownership (%)	Carrying amount		Ownership (%)	Carrying amount
Investments in associates:
SK China Company Ltd.	China	27.3	~~W~~	864,480	27.3	~~W~~	793,754
Korea IT Fund(*1)	Korea	63.3		329,508	63.3		339,976
HanaCard Co., Ltd.(*2)	Korea	15.0		368,389	15.0		349,866
UniSK	China	49.0		20,315	49.0		19,156
SK Technology Innovation Company	Cayman Islands	49.0		63,260	49.0		86,301
SK MENA Investment B.V.	Netherlands	32.1		16,635	32.1		15,343
SK Latin America Investment S.A.	Spain	32.1		13,204	32.1		14,004
SK South East Asia Investment Pte. Ltd.	Singapore	20.0		383,074	20.0		348,782
Pacific Telecom Inc.(*2)	USA	15.0		47,826	15.0		43,789
S.M. Culture & Contents Co., Ltd.	Korea	23.1		58,396	23.1		60,261
Digital Games International Pte. Ltd.(*2,3)	Singapore	16.3		722	33.3		2,208
Invites Healthcare Co., Ltd.	Korea	27.1		15,942	27.1		26,474
Nam Incheon Broadcasting Co., Ltd.	Korea	27.3		12,954	27.3		12,525
Home Choice Corp.(*2)	Korea	17.8		2,731	17.8		3,052
CMES Inc.(*2,4)	Korea	7.7		900	—		—
12CM JAPAN and others(*2,5)	—	—		79,116	—		72,605

			~~W~~	2,277,452		~~W~~	2,188,096

Investments in joint ventures:
Finnq Co., Ltd.(*7)	Korea	49.0		3,840	49.0		7,255
UTC Kakao-SK Telecom ESG Fund(*6,7)	Korea	48.2		3,925	48.2		2,000

				7,765			9,255

			~~W~~	2,285,217		~~W~~	2,197,351

(*1)	Investment in Korea IT Fund was classified as investment in associates as the Group does not have control over the investee under the contractual agreement with other shareholders.
(*2)

These investments were classified as investments in associates as the Group can exercise significant influence through its right to appoint the members of the Board of Directors even though the Group has less than 20% of equity interests.

(*3)	The Group disposed the shares of Digital Games International Pte. Ltd. (~~W~~1,118 million) for the six-month period ended June 30, 2022.
(*4)	As the Group obtained significant influence over the investee, ~~W~~900 million of financial assets at FVOCI are reclassified to investments in associates for the six-month period ended June 30, 2022.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2022 and 2021 (Unaudited)

11.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures accounted for using the equity method as of June 30, 2022 and December 31, 2021 are as follows, Continued:

(*5)

The Group additionally contributed ~~W~~2,000 million in cash to Smart SKT Infinitum Game Fund for the six-month period ended June 30, 2022. In addition, the Group disposed the shares of Start-up Win-Win Fund (~~W~~4,850 million) at ~~W~~5,800 million in cash from which it recognized ~~W~~950 million of gain relating to investments in associates and disposed the shares of Daekyo Wipoongdangdang Contents Korea Fund (~~W~~1,080 million) at ~~W~~1,080 million in cash. Also, the Group newly invested ~~W~~2,000 million in cash to KB ESG Fund of three telecommunications companies the for the six-month period ended June 30, 2022.

(*6)	The Group additionally contributed ~~W~~2,000 million in cash for the six-month period ended June 30, 2022, but there is no change in the ownership interest.
(*7)	These investments were classified as investments in joint ventures as the Group has a joint control pursuant to the agreement with the other shareholders.

(2)	The market value of investments in listed associates as of June 30, 2022 and December 31, 2021 are as follows:

(In millions of won, except for share data)
	June 30, 2022				December 31, 2021
	Market price per share (in won)		Number of shares	Market value	Market price per share (in won)	Number of shares	Market value
S.M.Culture & Contents Co.,Ltd.	~~W~~	3,100	22,033,898	68,305	4,485	22,033,898	98,822

.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2022 and 2021 (Unaudited)

11.	Investments in Associates and Joint Ventures, Continued

(3)	The financial information of significant associates as of and for the six-month period ended June 30, 2022 and as of and for the year ended December 31, 2021 are as follows:

(In millions of won)
	HanaCard Co., Ltd.		Korea IT Fund	SK China Company Ltd.	SK South East Asia Investment Pte. Ltd.

	As of June 30, 2022
Current assets	~~W~~	9,801,017	95,176	1,105,168	140,381
Non-current assets		431,125	425,100	2,124,379	3,204,396
Current liabilities		1,585,436	—	51,464	467,913
Non-current liabilities		6,485,854	—	313,867	—

	For the six-month period ended June 30, 2022
Revenue	~~W~~	624,344	15,777	26,444	22,695
Profit (loss) for the period		126,685	7,878	(12,721)	(10,748)
Other comprehensive income		3,589	(4,812)	(18,086)	(17,734)
Total comprehensive income (loss)		130,274	3,066	(30,807)	(28,482)

(In millions of won)
	HanaCard Co., Ltd.		Korea IT Fund	SK China Company Ltd.	SK South East Asia Investment Pte. Ltd.

	As of December 31, 2021
Current assets	~~W~~	9,130,044	117,172	1,124,219	133,110
Non-current assets		465,333	419,632	1,849,102	2,853,184
Current liabilities		1,281,783	—	53,199	412,962
Non-current liabilities		6,284,587	—	316,470	—

	2021
Revenue	~~W~~	1,270,568	58,741	80,241	9,945
Profit (loss) for the year		250,484	50,107	933,475	(188,678)
Other comprehensive income (loss)		909	(6,847)	326,661	304,700
Total comprehensive income		251,393	43,260	1,260,136	116,022

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2022 and 2021 (Unaudited)

11.	Investments in Associates and Joint Ventures, Continued

(4)

Reconciliations of financial information of significant associates to carrying amounts of investments in associates in the consolidated financial statements as of June 30, 2022 and December 31, 2021 are as follows:

(In millions of won)
	June 30, 2022
	Net assets		Ownership interests (%)	Net assets attributable to the ownership interests	Cost-book value differentials	Carrying amount
HanaCard Co., Ltd.	~~W~~	2,160,852	15.0	324,128	44,261	368,389
Korea IT Fund		520,276	63.3	329,508	—	329,508
SK China Company Ltd.(*)		2,860,853	27.3	781,013	83,467	864,480
SK South East Asia Investment Pte. Ltd.(*)		1,915,370	20.0	383,074	—	383,074

(In millions of won)
	December 31, 2021
	Net assets		Ownership interests (%)	Net assets attributable to the ownership interests	Cost-book value differentials	Carrying amount
HanaCard Co., Ltd.	~~W~~	2,029,007	15.0	304,351	45,515	349,866
Korea IT Fund		536,804	63.3	339,976	—	339,976
SK China Company Ltd.(*)		2,603,336	27.3	709,961	83,793	793,754
SK South East Asia Investment Pte. Ltd.(*)		1,743,908	20.0	348,782	—	348,782

(*)	Net assets of these entities represent net assets excluding those attributable to their non-controlling interests.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2022 and 2021 (Unaudited)

11.	Investments in Associates and Joint Ventures, Continued

(5)	Changes in investments in associates and joint ventures accounted for using the equity method for the six-month periods ended June 30, 2022 and 2021 are as follows:

(In millions of won)	For the six-month period ended June 30, 2022
	Beginning balance		Acquisition and Disposal	Share of profit (loss)	Other compre- hensive income (loss)	Other increase (decrease)	Ending balance
Investments in associates:
SK China Company Ltd.	~~W~~	793,754	—	(15,161)	85,887	—	864,480
Korea IT Fund(*1)		339,976	—	4,989	(3,047)	(12,410)	329,508
HanaCard Co., Ltd.		349,866	—	17,749	774	—	368,389
UniSK		19,156	—	608	551	—	20,315
SK Technology Innovation Company		86,301	—	(29,051)	6,010	—	63,260
SK MENA Investment B.V.		15,343	—	(6)	1,298	—	16,635
SK Latin America Investment S.A.		14,004	—	(817)	17	—	13,204
SK South East Asia Investment Pte. Ltd.		348,782	—	3,319	30,973	—	383,074
Pacific Telecom Inc.		43,789	—	1,415	2,622	—	47,826
S.M. Culture & Contents Co., Ltd.		60,261	30	(1,895)	—	—	58,396
Digital Games International Pte. Ltd.		2,208	(1,118)	(429)	61	—	722
Invites Healthcare Co., Ltd.		26,474	—	(10,500)	(32)	—	15,942
Nam Incheon Broadcasting Co., Ltd.		12,525	—	565	—	(136)	12,954
Home Choice Corp.		3,052	—	(322)	1	—	2,731
CMES Inc.(*2)		—	—	—	—	900	900
12CM JAPAN and others(*3)		72,605	3,567	1,342	1,602	—	79,116

		2,188,096	2,479	(28,194)	126,717	(11,646)	2,277,452
Investments in joint ventures:
Finnq Co., Ltd.		7,255	—	(3,617)	202	—	3,840
UTC Kakao-SK Telecom ESG Fund		2,000	2,000	(75)	—	—	3,925

		9,255	2,000	(3,692)	202	—	7,765

	~~W~~	2,197,351	4,479	(31,886)	126,919	(11,646)	2,285,217

(*1)	Dividends received from the associates are deducted from the carrying amount for the six-month period ended June 30, 2022.
(*2)	As the Group obtained significant influence over the investee, ~~W~~900 million of financial assets at FVOCI are reclassified to investments in associates for the six-month period ended June 30, 2022.
(*3)

The acquisition for the six-month period ended June 30, 2022 includes ~~W~~2,000 million of cash investment in Smart SKT Infinitum Game Fund, ~~W~~2,000 million of cash investment in KB ESG Fund of three telecommunications companies and ~~W~~12 million of cash investment in SK VENTURE CAPITAL, LLC. The disposal for the six-month period ended June 30, 2022 includes ~~W~~4,850 million relating to disposal of the part of shares of Start-up Win-Win Fund and ~~W~~1,080 million relating to disposal of the part of shares of Daekyo Wipoongdangdang Contents Korea Fund.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2022 and 2021 (Unaudited)

11.	Investments in Associates and Joint Ventures, Continued

(5)	Changes in investments in associates and joint ventures accounted for using the equity method for the six-month periods ended June 30, 2022 and 2021 are as follows, Continued:

(In millions of won)	For the six-month period ended June 30, 2021
	Beginning balance		Acquisition and Disposal	Share of profit (loss)(*4)	Other compre- hensive income (loss)	Other increase (decrease)	Ending balance
Investments in associates:
SK China Company Ltd.	~~W~~	555,133	—	263,057	28,102	—	846,292
Korea IT Fund(*1)		323,294	—	12,642	(2,953)	(10,716)	322,267
HanaCard Co., Ltd.		314,930	—	20,044	(181)	—	334,793
SK Telecom CS T1 Co., Ltd.		53,010	4,888	(6,260)	(22)	—	51,616
NanoEnTek, Inc.		43,190	—	1,289	(35)	—	44,444
UniSK		15,700	—	664	700	—	17,064
SK Technology Innovation Company		41,579	—	19,855	1,723	—	63,157
SK MENA Investment B.V.		14,043	—	(2)	513	—	14,554
SK hynix Inc.(*1)		12,251,861	—	609,537	123,408	(170,938)	12,813,868
SK Latin America Investment S.A.		13,930	—	(49)	55	—	13,936
Grab Geo Holdings PTE. LTD.		30,063	—	—	—	—	30,063
SK South East Asia Investment Pte. Ltd.		311,990	—	6,430	26,614	—	345,034
Pacific Telecom Inc.		39,723	—	388	952	—	41,063
S.M. Culture & Contents Co., Ltd.		62,248	—	(2,304)	456	—	60,400
Content Wavve Co., Ltd.		75,803	100,000	(13,021)	—	—	162,782
Hello Nature Co., Ltd.(*2)		11,969	9,980	(6,147)	(1)	(1,730)	14,071
Digital Games International Pte. Ltd.		6,449	—	(2,475)	122	—	4,096
Invites Healthcare Co., Ltd.		25,536	7,000	(3,614)	(26)	—	28,896
Nam Incheon Broadcasting Co., Ltd.		10,902	—	896	—	—	11,798
NANO-X IMAGING LTD.		28,484	(46)	(2,025)	—	1,077	27,490
Home Choice Corp.		3,585	—	(223)	—	—	3,362
Carrot General Insurance Co., Ltd.		13,469	10,000	(5,531)	(125)	—	17,813
Bertis Inc.		—	15,000	—	—	—	15,000
UT LLC		—	86,319	(3,309)	—	—	83,010
12CM JAPAN and others(*3)		65,750	4,660	(4,383)	8,583	(1,546)	73,064

		14,312,641	237,801	885,459	187,885	(183,853)	15,439,933
Investments in joint ventures:
Dogus Planet, Inc.		15,071	—	(2,434)	(1,895)	—	10,742
Finnq Co., Ltd.		13,342	—	(2,868)	(118)	—	10,356
NEXTGEN BROADCAST SERVICES CO., LLC		5,850	5,589	(1,261)	—	273	10,451
NEXTGEN ORCHESTRATION, LLC		1,600	—	—	—	62	1,662
Techmaker GmbH		5,609	—	(20)	21	—	5,610
Korea Content Platform, Inc.		—	29,837	—	—	327	30,164

		41,472	35,426	(6,583)	(1,992)	662	68,985

	~~W~~	14,354,113	273,227	878,876	185,893	(183,191)	15,508,918

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2022 and 2021 (Unaudited)

11.	Investments in Associates and Joint Ventures, Continued

(5)	Changes in investments in associates and joint ventures accounted for using the equity method for the six-month periods ended June 30, 2022 and 2021 are as follows, Continued:

(*1)	Dividends received from the associates are deducted from the carrying amount for the six-month period ended June 30, 2021.
(*2)	The Group recognized ~~W~~1,730 million of impairment loss for the investments in Hello Nature Co., Ltd. for the six-month period ended June 30, 2021.
(*3)

The acquisition for the six-month period ended June 30, 2021 includes ~~W~~1,000 million of cash investment in Studio Yesone Co., Ltd., ~~W~~1,000 million of cash investment in SONNORI Corp. and ~~W~~334 million relating to contribution of WALDEN SKT VENTURE FUND. The disposal for the six-month period ended June 30, 2021 includes ~~W~~334 million relating to disposal of the part of shares of KDX Korea Data Exchange.

(*4)	Includes amounts related to discontinued operations.

(6)

The Group discontinued the application of equity method to the following investees due to their carrying amounts being reduced to zero. The details of cumulative unrecognized equity method losses as of June 30, 2022 are as follows:

(In millions of won)	Unrecognized loss			Unrecognized change in equity
	For the six-month period ended June 30, 2022		Cumulative loss	For the six-month period ended June 30, 2022	Cumulative loss
Wave City Development Co., Ltd.	~~W~~	70	8,613	—	—
Daehan Kanggun BcN Co., Ltd. and others		—	5,780	—	(124)

	~~W~~	70	14,393	—	(124)

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2022 and 2021 (Unaudited)

12.	Property and Equipment

Changes in property and equipment for the six-month periods ended June 30, 2022 and 2021 are as follows:

(In millions of won)
	For the six-month period ended June 30, 2022
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Business combination(*)	Ending balance
Land	~~W~~	972,800	79	(94)	28,566	—	2,789	1,004,140

Buildings		794,453	818	(541)	23,758	(27,148)	8,583	799,923

Structures		291,279	611	(20)	8,337	(19,084)	—	281,123
Machinery		7,997,927	152,490	(37,464)	791,359	(1,146,799)	—	7,757,513

Other		487,716	326,014	(492)	(295,857)	(49,420)	8,554	476,515

Right-of-use assets		1,559,333	279,176	(28,153)	(10,203)	(204,658)	6,331	1,601,826

Construction in progress		767,751	581,986	(704)	(600,101)	—	881	749,813

	~~W~~	12,871,259	1,341,174	(67,468)	(54,141)	(1,447,109)	27,138	12,670,853

(*)	Includes assets from the acquisition of SK m&service Co., Ltd. by PS&Marketing Corporation, a subsidiary of the Parent Company.

(In millions of won)
	For the six-month period ended June 30, 2021
	Beginning balance		Acquisition	Disposal	Transfer	Depre- ciation(*)	Reclassified as held for sale	Business combina- tion	Ending balance
Land	~~W~~	1,039,323	192	(63)	20,118	—	(20,507)	—	1,039,063

Buildings		858,606	948	(280)	34,410	(27,843)	(8,669)	639	857,811

Structures		317,403	757	(10)	10,985	(19,084)	(6,104)	—	303,947

Machinery		8,376,212	174,686	(18,455)	765,527	(1,207,663)	—	—	8,090,307

Other		653,616	367,704	(657)	(278,676)	(98,747)	—	190	643,430

Right-of-use assets		1,472,035	527,274	(274,509)	—	(215,932)	—	394	1,509,262

Construction in progress		659,882	703,933	(115)	(563,760)	—	—	—	799,940

	~~W~~	13,377,077	1,775,494	(294,089)	(11,396)	(1,569,269)	(35,280)	1,223	13,243,760

(*)	Includes amounts related to discontinued operations.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2022 and 2021 (Unaudited)

13.	Investment Property

(1)	Changes in investment property for the six-month period ended June 30, 2022 are as follows:

(In millions of won)
	For the six-month period ended June 30, 2022
	Beginning balance		Transfer	Depreciation	Ending balance
Land	~~W~~	6,071	24	—	6,095

Buildings		7,353	87	(356)	7,084

Right-of-use assets		9,610	1,845	(744)	10,711

	~~W~~	23,034	1,956	(1,100)	23,890

(2)	The Group recognized lease income of ~~W~~2,462 million for the six-month period ended June 30, 2022 from investment property.

14.	Leases

(1)	Details of the right-of-use assets as of June 30, 2022 and December 31, 2021 are as follows:

(In millions of won)
	June 30, 2022		December 31, 2021
Land, buildings and structures	~~W~~	1,415,397	1,392,925

Others		186,429	166,408

	~~W~~	1,601,826	1,559,333

(2)	Details of amounts recognized in the interim consolidated statements of profit or loss for the six-month periods ended June 30, 2022 and 2021 as a lessee are as follows:

(In millions of won)
	For the six-month period ended
	June 30, 2022		June 30, 2021(*)
Depreciation of right-of-use assets:

Land, buildings and structures	~~W~~	177,251	160,018

Others		27,407	55,914

		204,658	215,932

Interest expense on lease liabilities	~~W~~	13,530	11,608

(*)	Includes amounts related to discontinued operations.

Expenses related to short-term leases and leases of low-value assets the Group recognized are not material.

(3)

The total cash outflows due to lease payments for the six-month periods ended June 30, 2022 and 2021 amounted to ~~W~~207,074 million and ~~W~~230,115 million, respectively. Meanwhile, the amounts for the six-month period ended June 30, 2021 include cash flows from discontinued operations.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2022 and 2021 (Unaudited)

15.	Intangible Assets

(1)	Changes in intangible assets for the six-month periods ended June 30, 2022 and 2021 are as follows:

(In millions of won)
	For the six-month period ended June 30, 2022
	Beginning balance		Acquisition	Disposal	Transfer	Amortization	Business combination(*)	Ending balance
Frequency usage rights	~~W~~	2,559,689	—	—	—	(238,390)	—	2,321,299
Land usage rights		2,732	—	—	—	(864)	—	1,868
Industrial rights		55,954	7,471	—	(103)	(2,222)	3	61,103
Development costs		200	—	—	—	(251)	657	606
Facility usage rights		17,874	432	(1)	49	(2,423)	—	15,931
Customer relations		327,257	—	—	—	(13,541)	—	313,716
Club memberships(*1)		88,494	2,126	(6,527)	—	—	1,389	85,482
Other(*2)		817,569	17,923	—	58,750	(181,095)	10,413	723,560

	~~W~~	3,869,769	27,952	(6,528)	58,696	(438,786)	12,462	3,523,565

(*)	Includes assets from the acquisition of SK m&service Co., Ltd. by PS&Marketing Corporation, a subsidiary of the Parent Company.

(In millions of won)
	For the six-month period ended June 30, 2021
	Beginning balance		Acquisition	Disposal	Transfer	Amortization(*3)	Business combination	Ending balance
Frequency usage rights	~~W~~	1,932,765	—	—	—	(255,873)	—	1,676,892
Land usage rights		4,720	35	(3)	—	(1,121)	—	3,631
Industrial rights		71,442	2,295	(1)	63	(2,985)	—	70,814
Development costs		9,364	536	—	—	(1,905)	—	7,995
Facility usage rights		21,880	513	(3)	66	(3,053)	—	19,403
Customer relations		919,863	302	(185)	—	(28,441)	—	891,539
Club memberships(*1)		106,865	2,578	(4,407)	—	—	—	105,036
Brands(*1)		374,096	—	—	—	—	—	374,096
Other(*2)		995,199	21,065	(4,154)	85,936	(207,086)	2,117	893,077

	~~W~~	4,436,194	27,324	(8,753)	86,065	(500,464)	2,117	4,042,483

(*1)	Club memberships and brands are classified as intangible assets with indefinite useful lives and are not amortized.
(*2)	Other intangible assets primarily consist of computer software and others.
(*3)	Includes amounts related to discontinued operations.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2022 and 2021 (Unaudited)

15.	Intangible Assets, Continued

(2)	Details of frequency usage rights as of June 30, 2022 are as follows:

(In millions of won)
	As of June 30, 2022
	Amount		Description	Commencement of amortization	Completion of amortization
800MHz license	~~W~~	175,662	LTE service	Jul. 2021	Jun. 2026
1.8GHz license		467,208	LTE service	Dec. 2021	Dec. 2026
2.6GHz license		546,380	LTE service	Sept. 2016	Dec. 2026
2.1GHz license		351,131	W-CDMA and LTE service	Dec. 2021	Dec. 2026
3.5GHz license		772,814	5G service	Apr. 2019	Nov. 2028
28GHz license		8,104	5G service	Jan. 2021	Nov. 2023

	~~W~~	2,321,299

16.	Borrowings and Debentures

(1)	Short-term borrowings as of June 30, 2022 and December 31, 2021 are as follows:

(In millions of won)
	Lender	Annual interest rate (%)	Maturity	June 30, 2022	December 31, 2021
Short-term borrowings(*)	Hana Financial Investment Co., Ltd.	4.50	Nov. 28, 2022	4,642	4,642
	DB Financial Investment Co., Ltd.	4.50	Aug. 29, 2022	2,785	2,785
	Shinhan Investment Corp.	4.45	Nov. 28, 2022	5,571	5,571

				~~W~~12,998	12,998

(*)	PanAsia Semiconductor Materials LLC., a subsidiary of the Parent Company, has pledged its ~~W~~18,345 million of equity instruments at FVTPL on ~~W~~12,998 million of short-term loans as of June 30, 2022.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2022 and 2021 (Unaudited)

16.	Borrowings and Debentures, Continued

(2)	Changes in long-term borrowings for the six-month period ended June 30, 2022 are as follows:

(In millions of won, thousands of other currencies)
	Lender	Annual interest rate (%)	Maturity	Book value
Current				~~W~~	41,065
Non-current					353,122

As of January 1, 2022					394,187

New long-term borrowings:
	DBS Bank Ltd.	2.68	Mar. 10, 2025		200,000
	Credit Agricole CIB	3.30	Apr. 29, 2024		50,000
	Mizuho Bank, Ltd.	3.29	Nov. 27, 2023		100,000

					350,000

Repayments of long-term borrowings:
	Korea Development Bank(*1)	3M CD + 0.71	Dec. 21, 2022		(6,250)
	Credit Agricole CIB(*1)	3M CD + 0.82	Dec. 14, 2023		(6,250)
	Korea Development Bank	1.87	Feb. 10, 2026		(3,125)
	Export Kreditnamnden	1.70	Apr. 29, 2022		(7,096)

					(22,721)

Other changes(*2)					385
Current(*3)					31,244
Non-current(*3)					690,607

As of June 30, 2022				~~W~~	721,851

(*1)	As of June 30, 2022, 3M CD rate is 2.04%.
(*2)	Other changes include the effects on foreign currency translation of long-term borrowings and changes in present value discount for the six-month period ended June 30, 2022.
(*3)	~~W~~12,533 million were reclassified from non-current to current for the six-month period ended June 30, 2022.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2022 and 2021 (Unaudited)

16.	Borrowings and Debentures, Continued

(3)	Changes in debentures for the six-month period ended June 30, 2022 are as follows:

(In millions of won)
	Purpose	Annual interest rate (%)	Maturity	Face value		Book value
Current				~~W~~	1,390,000	1,389,259
Non-current					7,058,250	7,037,424

As of January 1, 2022					8,448,250	8,426,683
Debentures newly issued:
Unsecured corporate bonds(*1)	Refinancing fund	2.58	Jan. 24, 2025		100,000	99,545
		2.92	Jan. 25, 2032		50,000	49,757
Unsecured corporate bonds	Debt repaying fund	3.80	Apr. 12, 2025		240,000	238,999
		3.84	Apr. 12, 2027		70,000	69,694
		3.78	Apr. 12, 2042		40,000	39,810

					500,000	497,805

Debentures repaid:
Unsecured corporate bonds	Operating and refinancing fund	2.40	Feb. 26, 2022		(100,000)	(100,000)
Unsecured corporate bonds	Operating fund	2.03	Mar. 6, 2022		(180,000)	(180,000)
Unsecured corporate bonds(*1)	Operating fund	2.26	Feb. 3, 2022		(150,000)	(150,000)
Unsecured corporate bonds(*1)	Refinancing fund	2.00	Mar. 26, 2022		(50,000)	(50,000)
Unsecured corporate bonds	Refinancing fund	2.17	Apr. 25, 2022		(120,000)	(120,000)

					(600,000)	(600,000)

Other changes(*2)					161,100	164,252
Current(*3)					2,116,450	2,114,662
Non-current(*3)					6,392,900	6,374,078

As of June 30, 2022				~~W~~	8,509,350	8,488,740

(*1)	Unsecured corporate bonds were issued by SK Broadband Co., Ltd., a subsidiary of the Parent Company.
(*2)	Other changes include the effects on foreign currency translation of debentures and changes in discount on issuance of debentures for the six-month period ended June 30, 2022.
(*3)	~~W~~1,325,403 million were reclassified from non-current to current for the six-month period ended June 30, 2022.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2022 and 2021 (Unaudited)

17.	Long-term Payables—other

(1)	As of June 30, 2022 and December 31, 2021, details of long-term payables—other which consist of payables related to the acquisition of frequency usage rights are as follows (See note 15):

(In millions of won)
	June 30, 2022		December 31, 2021
Long-term payables—other	~~W~~	1,690,470	2,090,715
Present value discount on long-term payables—other		(65,956)	(80,882)
Current installments of long-term payables—other		(395,549)	(398,823)

Carrying amount at period end	~~W~~	1,228,965	1,611,010

(2)

The principal amounts of long-term payables—other repaid for the six-month periods ended June 30, 2022 and 2021 are ~~W~~400,245 and ~~W~~425,349 million, respectively. The repayment schedule of the principal amount of long-term payables —other related to acquisition of frequency usage rights as of June 30, 2022 is as follows:

(In millions of won)
	Amount
Less than 1 year	~~W~~	400,245
1~3 years		738,300
3~5 years		460,538
More than 5 years		91,387

	~~W~~	1,690,470

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2022 and 2021 (Unaudited)

18.	Provisions

Changes in provisions for the six-month periods ended June 30, 2022 and 2021 are as follows:

(In millions of won)
	For the six-month period ended June 30, 2022								As of June 30, 2022
	Beginning balance		Increase	Utilization	Reversal	Other	Business combination	Ending balance	Current	Non-current
Provision for restoration	~~W~~	114,731	3,068	(3,330)	(250)	13	991	115,223	64,448	50,775
Emission allowance		1,885	1,186	—	(1,545)	—	—	1,526	1,526	—
Other provisions		10,379	3,181	(2)	(60)	(42)	—	13,456	522	12,934

	~~W~~	126,995	7,435	(3,332)	(1,855)	(29)	991	130,205	66,496	63,709

(In millions of won)
	For the six-month period ended June 30, 2021								As of June 30, 2021
	Beginning balance		Increase	Utilization	Reversal	Other	Business combination	Ending balance	Current	Non-current
Provision for restoration	~~W~~	113,653	6,919	(3,516)	(342)	55	—	116,769	56,506	60,263
Emission allowance		7,424	487	(1,091)	(5,678)	—	—	1,142	1,142	—
Other provisions(*)		29,800	2,154	(14,540)	(337)	—	385	17,462	5,207	12,255

	~~W~~	150,877	9,560	(19,147)	(6,357)	55	385	135,373	62,855	72,518

(*)	~~W~~4,041 million of current provisions are included in other provisions relating to SK Planet Co., Ltd.’s onerous contracts.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2022 and 2021 (Unaudited)

19.	Defined Benefit Liabilities (Assets)

(1)	Details of defined benefit liabilities (assets) as of June 30, 2022 and December 31, 2021 are as follows:

(In millions of won)
	June 30, 2022		December 31, 2021
Present value of defined benefit obligations	~~W~~	1,070,832	1,035,016
Fair value of plan assets		(1,049,502)	(1,040,286)

Defined benefit assets(*)		(11,623)	(18,427)

Defined benefit liabilities		32,953	13,157

(*)

Since the Group entities neither have legally enforceable right nor intention to settle the defined benefit obligations of the Group entities with defined benefit assets of other Group entities, defined benefit assets of the Group entities have been separately presented from defined benefit liabilities.

(2)	Changes in present value of defined benefit obligations for the six-month periods ended June 30, 2022 and 2021 are as follows:

(In millions of won)	For the six-month period ended
	June 30, 2022		June 30, 2021
Beginning balance	~~W~~	1,035,016	1,278,550
Current service cost		68,126	97,530
Interest cost		15,048	14,543
Remeasurement
- Demographic assumption		(5,672)	—
- Financial assumption		(41,426)	—
- Adjustment based on experience		7,078	13,047
Business combinations		29,357	—
Benefit paid		(42,981)	(59,746)
Others		6,286	622

Ending balance	~~W~~	1,070,832	1,344,546

(3)	Changes in fair value of plan assets for the six-month periods ended June 30, 2022 and 2021 are as follows:

(In millions of won)	For the six-month period ended
	June 30, 2022		June 30, 2021
Beginning balance	~~W~~	1,040,286	1,127,163
Interest income		14,853	12,547
Remeasurement		(9,570)	(1,873)
Contributions		26,652	29,909
Benefit paid		(54,781)	(63,833)
Business combinations		26,618	—
Others		5,444	(569)

Ending balance	~~W~~	1,049,502	1,103,344

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2022 and 2021 (Unaudited)

19.	Defined Benefit Liabilities (Assets), Continued

(4)	Total cost of defined benefit plan, which is recognized in profit or loss for the six-month periods ended June 30, 2022 and 2021 are as follows:

(In millions of won)	For the six-month period ended
	June 30, 2022		June 30, 2021(*)
Current service cost	~~W~~	68,126	97,530
Net interest cost		195	1,996

	~~W~~	68,321	99,526

(*)	Includes amounts related to discontinued operations.

20.	Share Capital and Capital Surplus and Others

(1)

The Parent Company’s outstanding share capital consists entirely of common shares with a par value of ~~W~~100. The number of authorized, issued and outstanding common shares and the details of capital surplus and others as of June 30, 2022 and December 31, 2021 are as follows:

(In millions of won, except for share data)
	June 30, 2022		December 31, 2021
Number of authorized shares		670,000,000	670,000,000
Number of issued shares(*1)		218,833,144	218,833,144
Share capital:
Common share(*2)	~~W~~	30,493	30,493
Capital surplus and others:
Paid-in surplus		1,771,000	1,771,000
Treasury shares		(36,702)	(57,314)
Hybrid securities(*3)		398,759	398,759
Share option(Note 21)		2,043	47,166
Others(*4)		(13,684,559)	(13,783,337)

	~~W~~	(11,549,459)	(11,623,726)

(*1)

As a result of stock split and spin-off for the year ended December 31, 2021, the number of shares that the Parent Company is allowed to issue under article of incorporation changed from 220,000,000 shares with a par value of ~~W~~500 to 670,000,000 shares with a par value of ~~W~~100.

(*2)

The Parent Company’s share capital decreased by ~~W~~14,146 million as a result of spin-off for the year ended December 31, 2021. In addition, the Parent Company retired 8,685,568 treasury shares with reduction of its retained earnings before appropriation; as a result, the Parent Company’s issued shares have decreased without change in share capital for the year ended December 31, 2021. Meanwhile, in 2002 and 2003, the Parent Company retired treasury shares with reduction of its retained earnings before appropriation. As a result, the Parent Company’s issued shares have decreased without change in share capital.

(*3)

As there is no contractual obligation to deliver financial assets to the holders of hybrid bonds, the Group classified the hybrid bonds as equity. When in liquidation or bankruptcy, these hybrid bonds are senior only to common shares.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2022 and 2021 (Unaudited)

20.	Share Capital and Capital Surplus and Others, Continued

(1)

The Parent Company’s outstanding share capital consists entirely of common shares with a par value of ~~W~~100. The number of authorized, issued and outstanding common shares and the details of capital surplus and others as of June 30, 2022 and December 31, 2021 are as follows, Continued:

(*4)	Others primarily consist of the excess of the consideration paid by the Group over the carrying amount of net assets acquired from entities under common control.

(2)	There were no changes in share capital for the six-month periods ended June 30, 2022 and 2021, and details of shares outstanding as of June 30, 2022 and 2021 are as follows:

(In shares)	June 30, 2022			June 30, 2021
	Issued shares	Treasury shares	Outstanding shares	Issued shares	Treasury shares	Outstanding shares
Shares outstanding	218,833,144	801,091	218,032,053	72,060,143	899,500	71,160,643

(3)	Details of treasury shares as of June 30, 2022 and December 31, 2021 are as follows:

(In millions of won, except for share data)
	June 30, 2022		December 31, 2021
Number of shares(*)		801,091	1,250,992
Acquisition cost	~~W~~	36,702	57,314

(*)

The Parent Company distributed 449,901 treasury shares (acquisition cost: ~~W~~20,612 million) as bonus payment to the employees, resulting in gain on disposal of treasury shares of ~~W4~~,460 million and loss on disposal of treasury shares of ~~W~~1,065 million for the six-month period ended June 30, 2022.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2022 and 2021 (Unaudited)

21.	Share-based Payment

(1)	The terms and conditions related to the grants of the share-based payment arrangement are as follows:

1)	Equity-settled share-based payment arrangement

Series
	1-2	1-3	2	3	4	5(*2)	6(*2)
Grant date	March 24, 2017		February 20, 2018	February 22, 2019	March 26, 2019	March 26, 2020	March 25, 2021
Types of shares to be issued	Registered common shares
Grant method	Reissue of treasury shares, Cash settlement
Number of shares(*1) (in share)	67,320	67,320	4,124	8,907	5,266	376,313	87,794
Exercise price(*1) (in won)	53,298	57,562	50,824	53,052	50,862	38,452	50,276
Exercise period	Mar. 25, 2020	Mar. 25, 2021	Feb. 21, 2020	Feb. 23, 2021	Mar. 27, 2021	Mar. 27, 2023	Mar. 26, 2023
	~	~	~	~	~	~	~
	Mar. 24, 2023	Mar. 24, 2024	Feb. 20, 2023	Feb. 22, 2024	Mar. 26, 2024	Mar. 26, 2027	Mar. 25, 2026
Vesting conditions	3 years’ service from the grant date	4 years’ service from the grant date	2 years’ service from the grant date	2 years’ service from the grant date	2 years’ service from the grant date	3 years’ service from the grant date	2 years’ service from the grant date

Series
	7-1	7-2
Grant date	March 25, 2022
Types of shares to be issued	Registered common shares
Grant method	Reissue of treasury shares, Cash settlement
Number of shares (in share)	295,275	120,441
Exercise price (in won)	56,860	56,860
Exercise period	Mar. 26, 2025	Mar. 26, 2024
	~	~
	Mar. 25, 2029	Mar. 25, 2027
Vesting conditions	3 years’ service from the grant date	2 years’ service from the grant date

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2022 and 2021 (Unaudited)

21.	Share-based Payment, Continued

(1)	The terms and conditions related to the grants of the share-based payment arrangement are as follows, Continued:

2)	Cash-settled share-based payment arrangement

	Share appreciation rights of SK Telecom Co., Ltd.(*3)		Share appreciation rights of SK Square Co., Ltd.(*3)
Grant date	January 1, 2021	January 1, 2022	January 1, 2021
Grant method	Cash settlement
Number of shares (in shares)(*1)	183,246	338,525	118,456
Exercise price (in won)(*1)	50,276	56,860	50,276
Exercise period	Jan. 1, 2023~ Mar. 28, 2024	Jan. 1, 2024~ Mar. 25, 2025	Jan. 1, 2023~ Mar. 28, 2024
Vesting conditions	2 years’ service from the grant date	2 years’ service from the grant date	2 years’ service from the grant date

(*1)

Number of shares granted and exercise price are adjusted as a result of stock split and spin-off for the year ended December 31, 2021, and the remaining part of 1-1st share option and 3rd share option were fully and partially exercised for the six-month period ended June 30, 2022.

(*2)	Parts of the grant that have not met the vesting conditions have been forfeited for the six-month period ended June 30, 2022 and for the year ended December 31, 2021.
(*3)

The Parent Company newly established the long-term incentive policy as part of the compensation related to the growth of corporate value on the beginning of the prior year and granted cash settled share appreciation rights to executives. Meanwhile, parts of the grant that have not met the vesting conditions have been forfeited for the six-month period ended June 30, 2022.

As a result of spin-off during the year ended December 31, 2021, there are no share options granted by subsidiaries of the Parent Company as of June 30, 2022.

(2)	Share compensation expense recognized for the six-month period ended June 30, 2022 and the remaining share compensation expense to be recognized in subsequent periods are as follows:

(In millions of won)
	Share compensation expense
As of December 31, 2021	~~W~~	76,979
For the six-month period ended June 30, 2022		76,190
In subsequent periods		5,337

	~~W~~	158,506

As of June 30, 2022, the carrying amount of liabilities recognized by the Group in relation to the cash-settled share-based payment arrangement is ~~W~~1,368 million.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2022 and 2021 (Unaudited)

21.	Share-based Payment, Continued

(3)	The Parent Company used binomial option pricing model in the measurement of the fair value of the share options at grant date, and the inputs used in the model are as follows:

1)	Equity-settled share-based payment arrangement

(In won)	Parent Company
	1-2	1-3	2	3	4	5	6	7-1	7-2
Risk-free interest rate	1.95%	2.07%	2.63%	1.91%	1.78%	1.52%	1.55%	2.80%	2.68%
Estimated option’s life	6 years	7 years	5 years	5 years	5 years	7 years	5 years	7 years	5 years
Share price (Closing price on the preceding day)(*)	52,500	52,500	48,700	51,800	50,600	34,900	49,800	57,300	57,300
Expected volatility	13.38%	13.38%	16.45%	8.30%	7.70%	8.10%	25.70%	24.20%	24.20%
Expected dividends	3.80%	3.80%	3.70%	3.80%	3.90%	5.70%	4.00%	3.40%	3.40%
Exercise price(*)	53,298	57,562	50,824	53,052	50,862	38,452	50,276	56,860	56,860
Per-share fair value of the option(*)	4,048	3,096	4,798	1,720	1,622	192	8,142	11,772	10,435

2)	Cash-settled share-based payment arrangement

(In won)	Share appreciation rights of SK Telecom Co., Ltd.		Share appreciation rights of SK Square Co., Ltd.
	Granted in 2021	Granted in 2022
Risk-free interest rate	3.40%	3.56%	3.40%
Estimated option’s life	3.25 years	3.25 years	3.25 years
Share price on the remeasurement date	52,000	52,000	39,050
Expected volatility	25.10%	25.10%	25.10%
Expected dividends	6.30%	6.30%	0.00%
Exercise price(*)	50,276	56,860	50,276
Per-share fair value of the option	5,714	4,437	2,417

(*)	Share price (closing price on the preceding day), exercise price and per-share fair value of the option are adjusted as a result of stock split and spin-off during the year ended December 31, 2021.

Meanwhile, the Board of Directors of the Parent Company resolved to dispose its treasury shares for the purpose of allotment of shares as bonus payment on October 12, 2021. The transaction is equity-settled share-based payment transactions in accordance with KIFRS 1102, and 505,350 shares (before stock split) were granted on October 12, 2021(grant date). 7,700 shares (before stock split) out of 505,350 shares (before stock split) were transferred to the spin-off company on November 1, 2021. Vesting conditions are 6 months from the grant date, and per-share fair value on the grant date are measured at ~~W~~300,500 that is closing price of common shares on the grant date before stock split and spin-off. The fair value of these share-based payment on the grant date is ~~W~~151,858 million, among which the awards with a fair value of ~~W~~9,935 million were transferred to the spin-off company.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2022 and 2021 (Unaudited)

22.	Retained Earnings

Retained	earnings as of June 30, 2022 and December 31, 2021 are as follows:

(In millions of won)
	June 30, 2022		December 31, 2021
Appropriated:
Legal reserve	~~W~~	22,320	22,320
Reserve for business expansion		9,631,138	11,631,138
Reserve for technology development		4,365,300	4,365,300

		13,996,438	15,996,438
Unappropriated retained earnings		8,357,977	6,418,583

	~~W~~	22,376,735	22,437,341

23.	Reserves

(1)	Details of reserves, net of taxes, as of June 30, 2022 and December 31, 2021 are as follows:

(In millions of won)
	June 30, 2022		December 31, 2021
Valuation gain on financial assets at FVOCI	~~W~~	262,398	633,240
Other comprehensive income of investments in associates and joint ventures		180,680	53,770
Valuation gain on derivatives		25,791	33,918
Foreign currency translation differences for foreign operations		31,658	14,310

	~~W~~	500,527	735,238

(2)	Changes in reserves for the six-month periods ended June 30, 2022 and 2021 are as follows:

(In millions of won)
	Valuation gain (loss) on financial assets at FVOCI		Other comprehensive income (loss) of investments in associates and joint ventures	Valuation gain (loss) on derivatives	Foreign currency translation differences for foreign operations	Total
Balance as of January 1, 2021	~~W~~	438,979	(392,333)	17,615	(24,122)	40,139
Changes, net of taxes		698,661	185,941	10,133	18,043	912,778
Balance as of June 30, 2021	~~W~~	1,137,640	(206,392)	27,748	(6,079)	952,917
Balance as of January 1, 2022	~~W~~	633,240	53,770	33,918	14,310	735,238
Changes, net of taxes		(370,842)	126,910	(8,127)	17,348	(234,711)

Balance as of June 30, 2022	~~W~~	262,398	180,680	25,791	31,658	500,527

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2022 and 2021 (Unaudited)

24.	Other Operating Expenses

Details of other operating expenses for the six-month periods ended June 30, 2022 and 2021 are as follows:

(In millions of won)	2022			2021 (Restated)
	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Communication	~~W~~	8,030	15,579	8,030	16,534
Utilities		88,039	183,252	77,526	165,023
Taxes and dues		27,712	35,611	19,533	26,057
Repair		107,856	204,128	104,471	200,456
Research and development		88,661	166,742	82,649	166,148
Training		7,508	14,558	7,257	13,421
Bad debt for accounts receivable—trade		6,178	15,373	6,577	13,453
Travel		3,524	6,277	1,603	3,166
Supplies and others		25,386	52,006	21,929	46,089

	~~W~~	362,894	693,526	329,575	650,347

25.	Other Non-Operating Income and Expenses

Details of other non-operating income and expenses for the six-month periods ended June 30, 2022 and 2021 are as follows:

(In millions of won)	2022			2021 (Restated)
	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Other non-operating Income:
Gain on disposal of property and equipment and intangible assets	~~W~~	3,854	8,777	4,048	6,577
Others		5,018	15,836	47,972	58,028

	~~W~~	8,872	24,613	52,020	64,605

Other non-operating Expenses:
Loss on disposal of property and equipment and intangible assets	~~W~~	1,737	3,856	3,863	6,226
Donations		4,911	10,161	6,199	9,767
Bad debt for accounts receivable—other		1,335	1,443	314	398
Others		2,058	8,488	1,751	3,933

	~~W~~	10,041	23,948	12,127	20,324

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2022 and 2021 (Unaudited)

26.	Finance Income and Costs

(1)	Details of finance income and costs for the six-month periods ended June 30, 2022 and 2021 are as follows:

(In millions of won)	2022			2021 (Restated)
	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Finance Income:
Interest income	~~W~~	11,462	21,272	8,701	17,216
Gain on sale of accounts receivable—other		—	1,043	6,345	14,266
Dividends		1,035	2,552	938	1,977
Gain on foreign currency transactions		6,594	7,945	900	1,754
Gain on foreign currency translations		10,235	12,939	—	5,183
Gain relating to financial instruments at FVTPL		2,761	10,653	6,102	41,408

	~~W~~	32,087	56,404	22,986	81,804

(In millions of won)	2022			2021 (Restated)
	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Finance Costs:
Interest expenses	~~W~~	75,876	149,801	68,844	137,209
Loss on sale of accounts receivable—trade		5,169	8,006	—	—
Loss on foreign currency transactions		5,610	6,755	2,589	3,108
Loss on foreign currency translations		1,330	11,329	264	4,931
Loss relating to financial instruments at FVTPL		13,349	18,534	88,922	93,977

	~~W~~	101,334	194,425	160,619	239,225

(2)	Details of interest income included in finance income for the six-month periods ended June 30, 2022 and 2021 are as follows:

(In millions of won)	2022			2021(*)
	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Interest income on cash equivalents and short-term financial instruments	~~W~~	4,934	8,610	5,521	10,731
Interest income on loans and others		6,528	12,662	7,213	14,253

	~~W~~	11,462	21,272	12,734	24,984

(*)	Includes amounts related to discontinued operations.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2022 and 2021 (Unaudited)

26.	Finance Income and Costs, Continued

(3)	Details of interest expenses included in finance costs for the six-month periods ended June 30, 2022 and 2021 are as follows:

(In millions of won)	2022			2021(*)
	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Interest expenses on borrowings	~~W~~	6,718	9,940	19,509	37,925
Interest expenses on debentures		53,998	106,436	55,716	111,772
Others		15,160	33,425	12,079	24,102

	~~W~~	75,876	149,801	87,304	173,799

(*)	Includes amounts related to discontinued operations.

(4)	Details of impairment losses for financial assets for the six-month periods ended June 30, 2022 and 2021 are as follows:

(In millions of won)	2022			2021(*)
	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Accounts receivable—trade	~~W~~	6,178	15,373	7,388	14,863
Other receivables		1,335	1,443	264	209

	~~W~~	7,513	16,816	7,652	15,072

(*)	Includes amounts related to discontinued operations.

27.	Income Tax Expense

Income tax expense was calculated by considering current tax expense, adjusted to changes in estimates related to prior periods, and deferred tax expense due to origination and reversal of temporary differences.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2022 and 2021 (Unaudited)

28.	Earnings per Share

The Parent Company carried out stock split on October 28, 2021. Basic and diluted earnings per share for the six-month period ended June 30, 2021 has been retroactively adjusted to reflect the effect of the stock split.

(1)	Basic earnings per share

1)	Basic earnings per share for the six-month periods ended June 30, 2022 and 2021 are calculated as follows:

(In millions of won, except for share data and basic earnings per share)	2022			2021(Restated)
	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Basic earnings per share attributable to owners of the Parent Company:
Profit from continuing operations attributable to owners of the Parent Company	~~W~~	253,862	465,115	421,873	767,929
Interest on hybrid bonds		(3,691)	(7,383)	(3,691)	(7,383)
Profit from continuing operation attributable to owners of the Parent Company on common shares		250,171	457,732	418,182	760,546
Profit of discontinued operations attributable to owners of the Parent Company on common shares		—	—	343,912	556,121
Weighted average number of common shares outstanding		218,019,289	217,956,305	355,800,990	355,814,870

Basic earnings per share (in won)
Continuing operations	~~W~~	1,147	2,100	1,175	2,137
Discontinued operations		—	—	967	1,563

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2022 and 2021 (Unaudited)

28.	Earnings per Share, Continued

(1)	Basic earnings per share, Continued

2)	The weighted average number of common shares outstanding for the six-month periods ended June 30, 2022 and 2021 are calculated as follows:

(In shares)	Number of common shares	Weighted average number of common shares
		Three-month period ended June 30	Six-month period ended June 30
Issued shares as of January 1, 2022	218,833,144	218,833,144	218,833,144
Treasury shares as of January 1, 2022	(1,250,992)	(1,250,992)	(1,250,992)
Disposal of treasury shares	449,901	437,137	374,153

Weighted average number of common shares outstanding as of June 30, 2022	218,032,053	218,019,289	217,956,305

(In shares)	Number of common shares	Weighted average number of common shares
		Three-month period ended June 30	Six-month period ended June 30
Issued shares as of January 1, 2021	403,728,555	403,728,555	403,728,555
Treasury shares as of January 1, 2021	(47,092,790)	(47,092,790)	(47,092,790)
Acquisition of treasury shares	(1,440,000)	(1,440,000)	(1,315,690)
Disposal of treasury shares	607,450	605,225	494,795

Weighted average number of common shares outstanding as of June 30, 2021	355,803,215	355,800,990	355,814,870

(2)	Diluted earnings per share

1)	Diluted earnings per share for the six-month periods ended June 30, 2022 and 2021 are calculated as follows:

(In millions of won, except for share data and diluted earnings per share)	2022			2021
	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Profit from continuing operations attributable to owners of the Parent Company on common shares	~~W~~	250,171	457,732	418,182	760,546
Profit of discontinued operations attributable to owners of the Parent Company on common shares		—	—	343,912	556,121
Adjusted weighted average number of common shares outstanding		218,156,534	218,090,261	356,113,180	356,041,670

Diluted earnings per share (in won)
Continuing operations	~~W~~	1,147	2,099	1,174	2,136
Discontinued operations		—	—	966	1,562

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2022 and 2021 (Unaudited)

28.	Earnings per Share, Continued

2)	The adjusted weighted average number of common shares outstanding for the six-month periods ended June 30, 2022 and 2021 are calculated as follows:

(2)	Diluted earnings per share, Continued

(In shares)	2022		2021
	Three-month period ended June 30	Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Outstanding shares as of January 1	217,582,152	217,582,152	356,635,765	356,635,765
Effect of treasury shares	437,137	374,153	(834,775)	(820,895)
Effect of share option	137,245	133,956	312,190	226,800

Adjusted weighted average number of common shares outstanding	218,156,534	218,090,261	356,113,180	356,041,670

29.	Categories of Financial Instruments

(1)	Financial assets by category as of June 30, 2022 and December 31, 2021 are as follows:

(In millions of won)	June 30, 2022
	Financial assets at FVTPL		Equity instruments at FVOCI	Debt instruments at FVOCI	Financial assets at amortized cost	Derivatives hedging instrument	Total
Cash and cash equivalents	~~W~~	799,010	—	—	353,904	—	1,152,914
Financial instruments		576,511	—	—	112,418	—	688,929
Long-term investment securities(*)		192,732	1,061,846	1,284	—	—	1,255,862
Accounts receivable—trade		—	—	—	2,037,975	—	2,037,975
Loans and other receivables		353,068	—	—	801,892	—	1,154,960
Derivative financial assets		41,382	—	—	—	325,562	366,944

	~~W~~	1,962,703	1,061,846	1,284	3,306,189	325,562	6,657,584

(*)	The Group designated ~~W~~1,061,846 million of equity instruments that are not held for trading as financial assets at FVOCI.

(In millions of won)	December 31, 2021
	Financial assets at FVTPL		Equity instruments at FVOCI	Debt instruments at FVOCI	Financial assets at amortized cost	Derivatives hedging instrument	Total
Cash and cash equivalents	~~W~~	505,578	—	—	367,153	—	872,731
Financial instruments		389,368	—	—	119,684	—	509,052
Short-term investment securities		5,010	—	—	—	—	5,010
Long-term investment securities(*)		203,473	1,510,428	1,177	—	—	1,715,078
Accounts receivable—trade		—	—	—	1,921,617	—	1,921,617
Loans and other receivables		459,959	—	—	735,958	—	1,195,917
Derivative financial assets		34,933	—	—	—	182,661	217,594

	~~W~~	1,598,321	1,510,428	1,177	3,144,412	182,661	6,436,999

(*)	The Group designated ~~W~~1,510,428 million of equity instruments that are not held for trading as financial assets at FVOCI.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2022 and 2021 (Unaudited)

29.	Categories of Financial Instruments, Continued

(2)	Financial liabilities by category as of June 30, 2022 and December 31, 2021 are as follows:

(In millions of won)	June 30, 2022
	Financial liabilities at FVTPL		Financial liabilities at amortized cost	Total
Accounts payable – trade	~~W~~	—	113,212	113,212
Derivative financial liabilities		321,025	—	321,025
Borrowings		—	734,849	734,849
Debentures		—	8,488,740	8,488,740
Lease liabilities(*)		—	1,598,146	1,598,146
Accounts payable—other and others		—	4,908,220	4,908,220

	~~W~~	321,025	15,843,167	16,164,192

(In millions of won)	December 31, 2021
	Financial liabilities at FVTPL		Financial liabilities at amortized cost	Derivatives hedging instrument	Total
Accounts payable—trade	~~W~~	—	190,559	—	190,559
Derivative financial liabilities		321,025	—	111	321,136
Borrowings		—	407,185	—	407,185
Debentures		—	8,426,683	—	8,426,683
Lease liabilities(*)		—	1,534,282	—	1,534,282
Accounts payable—other and others		—	5,524,692	—	5,524,692

	~~W~~	321,025	16,083,401	111	16,404,537

(*)

Lease liabilities are not applicable on category of financial liabilities but are classified as financial liabilities measured at amortized cost on consideration of nature for measurement of liabilities.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2022 and 2021 (Unaudited)

30.	Financial Risk Management

(1)	Financial risk management

The Group is exposed to credit risk, liquidity risk and market risk. Market risk is the risk related to the changes in market prices, such as foreign exchange rates and interest rates. The Group implements a risk management system to monitor and manage these specific risks.

The Group’s financial assets consist of cash and cash equivalents, financial instruments, investment securities and accounts receivable—trade and other receivables, etc. Financial liabilities consist of accounts payable—trade and other, borrowings, debentures, lease liabilities and others.

1) Market risk

(i) Currency risk

The Group incurs exchange position due to revenue and expenses from its global operations. Major foreign currencies where the currency risk occur are USD, EUR and JPY. The Group determines the currency risk management policy after considering the nature of business and the presence of methods that mitigate the currency risk for each Group entities. Currency risk occurs on forecasted transactions and recognized assets and liabilities which are denominated in a currency other than the functional currency of each Group entity. The Group manages currency risk arising from business transactions by using currency forwards, etc.

Monetary assets and liabilities denominated in foreign currencies as of June 30, 2022 are as follows:

(In millions of won, thousands of foreign currencies)	Assets			Liabilities
	Foreign currencies	Won equivalent		Foreign currencies	Won equivalent
USD	69,210	~~W~~	89,481	1,514,340	~~W~~	1,957,891
EUR	5,486		7,406	1		2
Others	—		244	—		72

		~~W~~	97,131		~~W~~	1,957,965

In addition, the Group has entered into currency swaps to hedge against currency risk related to foreign currency borrowings and debentures.

As of June 30, 2022, a hypothetical change in exchange rates by 10% would have increased (decreased) the Group’s profit before income tax as follows:

(In millions of won)	If increased by 10%		If decreased by 10%
USD	~~W~~	6,365	(6,365)
EUR		740	(740)
Others		17	(17)

	~~W~~	7,122	(7,122)

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2022 and 2021 (Unaudited)

30.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

1) Market risk, Continued

(ii) Interest rate risk

The interest rate risk of the Group arises from borrowings, debentures and long-term payables—other. Since the Group’s interest bearing assets are mostly fixed-interest bearing assets, the Group’s revenue and operating cash flows from the interest-bearing assets are not influenced by the changes in market interest rates.

The Group performs various analysis to reduce interest rate risk and to optimize its financing. To minimize risks arising from changes in interest rates, the Group takes various measures such as refinancing, renewal, alternative financing and hedging.

As of June 30, 2022, floating-rate borrowings and debentures amount to ~~W~~25,000 million and ~~W~~387,870 million, respectively, and the Group has entered into interest rate swaps to hedge interest rate risk related to the floating-rate borrowings and debentures. Therefore, profit before income taxes for the six-month period ended June 30, 2022 would not have been affected by the changes in interest rates of floating-rate borrowings and debentures.

As of June 30, 2022, the floating-rate long-term payables—other are ~~W~~1,690,470 million. If the interest rate increases (decreases) 1%p with all other variables held constant, profit before income taxes for the six-month period ended June 30, 2022, would change by ~~W~~8,452 million in relation to the floating-rate long-term payables—other that are exposed to interest rate risk.

Interest rate benchmark reform and associated risks

A fundamental reform of major interest rate benchmarks is being undertaken globally, including the replacement of some interbank offered rates (IBORs) with alternative nearly risk-free rates (referred to as ‘IBOR reform’). Especially, in the case of LIBOR, all of the calculations were suspended as of December 31, 2021, except for the overnight, one month, three months, six months, and 12 months of USD LIBOR, and the aforementioned five USD LIBORs will also be suspended as of June 30, 2023. The alternative interest rate benchmark of USD LIBOR is the Secured Overnight Financing Rate(“SOFR”). Meanwhile, in case of Korean CD rate, the alternative interest rate benchmark has selected as Korea Overnight Financing Repo Rate(“KOFR”), and as part of interest rate benchmark reform, the interest rate has been disclosed through Korea Securities Depository since November 26, 2021. KOFR is calculated using the overnight RP rate as collateral for government bonds and monetary stabilization bonds. However, unlike LIBOR, calculation of CD rate will not be suspended, and it is unclear when and how the transition to KOFR will take place, accordingly.

The Group plans to include fallback clauses into financial instruments relating to LIBOR to which calculation has not been suspended yet or change their LIBOR directly to alternative interest rates before the calculation is suspended. Moreover, the Group is closely monitoring market trends for CD interest rate-related financial products for which the calculation of interest rate indicators is not scheduled to be suspended.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2022 and 2021 (Unaudited)

30.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

1)	Market risk, Continued

(ii)	Interest rate risk, Continued

The Group’s financial instruments exposed to the risk arising from interest rate benchmark reform as of June 30, 2022 are indexed to the USD LIBOR. The Group is exposed to legal risk to amend the terms of contracts on the financial instruments subject to interest rate benchmark reform as well as process and operation risks to manage such amendments. In addition, the Group is exposed to the risk of monitoring the market trend regarding the alternative interest rate and establishing the corresponding risk management strategy. If the IBOR is designated as the hedged item, the Group is required to replace it to an alternative benchmark interest and review the effects on the hedging relationship. In addition, the Group is exposed to the risk of minimizing hedge ineffectiveness by aligning the method and timing of the transition to the alternative benchmark interest applied to the hedged item and the hedging instrument.

In order to manage and monitor such risk factors, the Group evaluates the extent to which contracts refer to IBOR cash flows, whether such contracts will need to be amended as a result of IBOR reform and how to manage communication about IBOR reform with counterparties.

Non-derivative financial liabilities

The Parent Company’s non-derivative financial liabilities subject to interest rate benchmark reform as of December 31, 2021 were floating-rate bonds indexed to USD LIBOR. As explained above, the Group is discussing with the counterparty about including the fallback clauses as of June 30, 2022.

Derivatives

The Group’s most derivative instruments designated as cash flow hedge are governed by contracts based on the International Swaps and Derivatives Association (ISDA)’s master agreements. As part of interest rate benchmark reform, ISDA has included a new fallback clause regarding which alterative benchmark interest rate to be applied when the calculation of major IBOR is suspended in the master agreement. The master agreement is applied to derivative contracts after January 25, 2021, and the transaction parties is required to adhere to ISDA protocol to include the same fallback clause to derivative contracts before January 25, 2021. The Group has adhered to ISDA protocol for transition to the alternative benchmark interest rate, and the fallback clause will be included when counterparties adhere to the protocol to include. The Group’s counterparties have adhered to ISDA protocol and agreed to include the fallback clause.

Hedge accounting

The Group’s hedged items and hedging instruments as of June 30, 2022 are indexed to USD LIBOR. These benchmark rates are quoted each day, and the IBOR cash flows are exchanged with counterparties as usual.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2022 and 2021 (Unaudited)

30.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

2)	Credit risk

The maximum credit exposure as of June 30, 2022 and December 31, 2021 are as follows:

(In millions of won)
	June 30, 2022		December 31, 2021
Cash and cash equivalents	~~W~~	1,152,702	872,550
Financial instruments		688,929	509,052
Investment securities		2,184	2,077
Accounts receivable—trade		2,037,975	1,921,617
Contract assets		123,530	118,278
Loans and other receivables		1,154,960	1,195,917
Derivative financial assets		366,944	217,594

	~~W~~	5,527,224	4,837,085

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations. To manage credit risk, the Group evaluates the credit worthiness of each customer or counterparty considering the party’s financial information, its own trading records and other factors. Based on such information, the Group establishes credit limits for each customer or counterparty.

The Group establishes a loss allowance in respect of accounts receivable—trade. The main components of this allowance are a specific loss component that relates to individually significant exposures and a collective loss component established for groups of similar assets in respect of losses that are expected to occur. The collective loss allowance is determined based on historical data of collection statistics for similar financial assets. Also, the Group’s credit risk can arise from transactions with financial institutions related to its cash and cash equivalents, financial instruments and derivatives. To minimize such risk, the Group has a policy to deal only with financial institutions with high credit ratings. The amount of maximum exposure to credit risk of the Group is the carrying amount of financial assets as of June 30, 2022.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2022 and 2021 (Unaudited)

30.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

3)	Liquidity risk

The Group’s approach to managing liquidity is to ensure that it will always maintain sufficient cash and cash equivalents balances and have enough liquidity through various committed credit lines. The Group maintains enough liquidity within credit lines through active operating activities.

Contractual maturities of financial liabilities as of June 30, 2022 are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1—5 years	More than 5 years
Accounts payable —trade	~~W~~	113,212	113,212	113,212	—	—
Borrowings(*)		734,849	769,474	59,767	709,707	—
Debentures(*)		8,488,740	9,578,870	2,336,483	4,314,591	2,927,796
Lease liabilities		1,598,146	1,725,993	377,538	1,050,679	297,776
Accounts payable—other and others(*)		4,908,220	4,997,224	3,682,445	1,222,894	91,885

	~~W~~	15,843,167	17,184,773	6,569,445	7,297,871	3,317,457

(*)	Includes interest payables.

The Group does not expect that the cash flows included in the maturity analysis could occur significantly earlier or at different amounts.

As of June 30, 2022, periods in which cash flows from cash flow hedge derivatives are expected to occur are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1—5 years	More than 5 years
Assets	~~W~~	325,562	347,997	149,332	140,619	58,046

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2022 and 2021 (Unaudited)

30.	Financial Risk Management, Continued

(2)	Capital management

The Group manages its capital to ensure that it will be able to continue as a business while maximizing the return to shareholders through the optimization of its debt and equity structure. The overall strategy of the Group is the same as that of the Group as of and for the year ended December 31, 2021.

The Group monitors its debt-equity ratio as a capital management indicator. This ratio is calculated as total liabilities divided by total equity from the consolidated financial statements.

Debt-equity ratio as of June 30, 2022 and December 31, 2021 are as follows:

(In millions of won)
	June 30, 2022		December 31, 2021
Total liabilities	~~W~~	18,501,788	18,576,139
Total equity		12,146,640	12,335,138

Debt-equity ratios		152.32%	150.60%

(3)	Fair value

1) Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of June 30, 2022 are as follows:

(In millions of won)	June 30, 2022
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
FVTPL	~~W~~	1,962,703	37,081	1,728,589	197,033	1,962,703
Derivative hedging instruments		325,562	—	325,562	—	325,562
FVOCI		1,061,846	849,548	—	212,298	1,061,846

	~~W~~	3,350,111	886,629	2,054,151	409,331	3,350,111

Financial liabilities that are measured at fair value:
FVTPL	~~W~~	321,025	—	—	321,025	321,025

Financial liabilities that are not measured at fair value:
Borrowings	~~W~~	734,849	—	705,145	—	705,145
Debentures		8,488,740	—	8,156,250	—	8,156,250
Long-term payables—other		1,624,514	—	1,552,763	—	1,552,763

	~~W~~	10,848,103	—	10,414,158	—	10,414,158

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2022 and 2021 (Unaudited)

30.	Financial Risk Management, Continued

(3)	Fair value, Continued

2)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2021 are as follows:

(In millions of won)	December 31, 2021
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
FVTPL	~~W~~	1,598,321	55,455	1,359,915	182,951	1,598,321
Derivative hedging instruments		182,661	—	182,661	—	182,661
FVOCI		1,511,605	1,344,434	—	167,171	1,511,605

	~~W~~	3,292,587	1,399,889	1,542,576	350,122	3,292,587

Financial liabilities that are measured at fair value:
FVTPL	~~W~~	321,025	—	—	321,025	321,025
Derivative hedging instruments		111	—	111	—	111

	~~W~~	321,136	—	111	321,025	321,136

Financial liabilities that are not measured at fair value:
Borrowings	~~W~~	407,185	—	392,237	—	392,237
Debentures		8,426,683	—	8,679,472	—	8,679,472
Long-term payables—other		2,009,833	—	2,010,852	—	2,010,852

	~~W~~	10,843,701	—	11,082,561	—	11,082,561

The above information does not include fair values of financial assets and liabilities of which fair values have not been measured as carrying amounts are reasonable approximation of fair values.

Fair value of the financial instruments that are traded in an active market (financial assets at FVOCI and financial assets at FVTPL) is measured based on the bid price at the end of the reporting date.

The Group uses various valuation methods for determination of fair value of financial instruments that are not traded in an active market. Derivative financial contracts and long-term liabilities are measured using the discounted present value methods. Other financial assets are determined using the methods, such as discounted cash flow and market approach. Inputs used to such valuation methods include swap rate, interest rate, and risk premium, and the Group performs valuation using the inputs which are consistent with natures of assets and liabilities measured.

Interest rates used by the Group for the fair value measurement as of June 30, 2022 are as follows:

Interest rate
Derivative instruments	0.32% ~ 4.24%
Borrowings and debentures	4.10% ~ 4.18%
Long-term payables—other	3.20% ~ 4.18%

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2022 and 2021 (Unaudited)

30.	Financial Risk Management, Continued

(3)	Fair value, Continued

3)

There have been no transfers between Level 2 and Level 1 for the six-month period ended June 30, 2022. The changes of financial assets classified as Level 3 for the six-month period ended June 30, 2022 are as follows:

(In millions of won)
	Balance as of January 1, 2022		Profit or loss	OCI	Acquisition	Disposal	Transfer	Balance as of June 30, 2022
Financial assets
FVTPL	~~W~~	182,951	10,202	3,086	24,459	(23,665)	—	197,033
FVOCI		167,171	—	9,260	41,168	(4,401)	(900)	212,298

	~~W~~	350,122	10,202	12,346	65,627	(28,066)	(900)	409,331

Financial liabilities
FVTPL	~~W~~	(321,025)	—	—	—	—	—	(321,025)

(4)	Enforceable master netting agreement or similar agreement

Carrying amounts of financial instruments recognized of which offset agreements are applicable as of June 30, 2022 and December 31, 2021 are as follows:

(In millions of won)	June 30, 2022
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the interim consolidated statement of financial position

Financial assets:
Accounts receivable—trade and others	~~W~~	212,947	(204,246)	8,701
Financial liabilities:
Accounts payable—other and others	~~W~~	208,538	(204,246)	4,292

(In millions of won)	December 31, 2021
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the consolidated statement of financial position

Financial assets:
Accounts receivable—trade and others	~~W~~	197,828	(189,424)	8,404
Financial liabilities:
Accounts payable—other and others	~~W~~	200,849	(189,424)	11,425

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2022 and 2021 (Unaudited)

31.	Transactions with Related Parties

(1)	List of related parties

Relationship	Company
Ultimate Controlling Entity	SK Inc.
Joint ventures	Finnq Co., Ltd. and another
Associates	SK China Company Ltd. and 45 others
Others	The Ultimate Controlling Entity’s subsidiaries and associates, etc.

As of June 30, 2022, the Group belongs to SK Group, a conglomerate in accordance with the Monopoly Regulation and Fair Trade Act of the Republic of Korea. In this regard, all of the other entities included in SK Group other than aforementioned ones are considered related parties of the Group.

(2)	Compensation for the key management

The Parent Company considers registered directors (3 executive and 5 non-executive directors) who have substantial role and responsibility in planning, operations, and relevant controls of the business as key management. The compensation given to such key management for the six-month periods ended June 30, 2022 and 2021 are as follows:

(In millions of won)	2022			2021
	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Salaries	~~W~~	910	2,349	952	4,432
Defined benefits plan expenses		92	405	209	2,024
Share option		514	581	40	72

	~~W~~	1,516	3,335	1,201	6,528

Compensation for the key management includes salaries, non-monetary salaries, and retirement benefits made in relation to the pension plan and compensation expenses related to share options granted.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2022 and 2021 (Unaudited)

31.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the six-month periods ended June 30, 2022 and 2021 are as follows:

(In millions of won)		For the period ended June 30, 2022
		Operating revenue and others			Operating expense and others(*1)		Acquisition of property and equipment and others
Scope	Company	Three- month		Six-month	Three- month	Six-month	Three- month	Six-month
Ultimate Controlling Entity	SK Inc.(*2)	~~W~~	5,254	9,999	148,916	346,780	11,897	15,692
Associates	F&U Credit information Co., Ltd.		749	1,490	12,450	24,512	—	—
	HanaCard Co., Ltd.		3,322	8,932	735	1,820	20	22
	Daehan Kanggun BcN Co., Ltd.		2,461	4,906	—	—	—	—
	Others(*3)		12,454	12,505	1,254	2,318	—	—

			18,986	27,833	14,439	28,650	20	22

	SK Innovation Co., Ltd.		6,502	9,288	4,294	9,245	—	—
	SK Networks Co., Ltd.(*4)		1,709	2,684	156,671	395,032	—	—
	SK Networks Service Co., Ltd.		1,439	2,978	16,866	33,827	784	859
	SK Energy Co., Ltd.		1,184	2,014	434	458	—	—
	Content Wavve Corp.		432	435	21,215	44,731	—	—
	SK Shieldus Co., Ltd.		7,169	13,504	39,961	78,057	4,814	6,498
	Eleven Street Co., Ltd.		8,450	15,513	6,479	12,986	—	—
	SK Planet Co., Ltd.		4,480	7,538	22,221	45,066	2,607	3,193
	SK hynix Inc.		12,755	22,904	13	52	—	—
	Dreamus Company		1,278	2,047	20,535	43,769	—	—
	One Store Co., Ltd.		4,136	8,284	4	6	—	—
	T map Mobility Co., Ltd.		6,447	10,512	1,308	2,569	—	—
	UbiNS Co., Ltd.		23	46	11,009	21,953	6,296	10,625
	SK Geo Centric Co., Ltd.		269	417	—	—	—	—
	SK Ecoplant Co., Ltd.		869	1,500	69	69	—	—
	SK RENT A CAR Co., Ltd.		3,858	5,723	3,890	7,705	—	—
	SK Magic Co., Ltd.		758	1,346	256	523	—	—
	Happy Narae Co., Ltd.		707	707	8,564	11,942	36,964	40,075
	Others		8,151	13,115	8,541	10,805	2,654	2,850

			70,616	120,555	322,330	718,795	54,119	64,100

		~~W~~	94,856	158,387	485,685	1,094,225	66,036	79,814

(*1)	Operating expenses and others include lease payments by the Group.
(*2)	Operating expenses and others include ~~W~~163,514 million of dividends declared to be paid by the Parent Company.
(*3)	Operating revenue and others include ~~W~~12,410 million of dividends received from Korea IT Fund which was deducted from the investment in associates.
(*4)	Operating expenses and others include costs for handset purchases amounting to ~~W~~370,876 million.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2022 and 2021 (Unaudited)

31.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the six-month periods ended June 30, 2022 and 2021 are as follows, Continued:

(In millions of won)		For the period ended June 30, 2021
		Operating revenue and others			Operating expense and others(*1)		Acquisition of property and equipment and others
Scope	Company	Three- month		Six-month	Three- month	Six-month	Three- month	Six-month
Ultimate Controlling Entity	SK Inc.(*2)	~~W~~	9,048	18,140	96,905	382,271	24,741	26,909
Associates	F&U Credit information Co., Ltd.		759	1,545	12,489	25,204	—	—
	SK hynix Inc.(*3)		29,598	229,981	39	173	—	—
	HanaCard Co., Ltd.		1,663	1,683	669	1,511	—	—
	SK Wyverns Corp.(*4)		—	202	—	8,203	—	—
	Content Wavve Co., Ltd.		65	84	32,974	33,669	—	—
	Others(*5)		15,874	29,146	3,946	4,378	—	—

			47,959	262,641	50,117	73,138	—	—

Others	SK Ecoplant Co., Ltd. (Formerly, SK Engineering & Construction Co., Ltd.)		3,517	6,278	—	—	—	—
	SK Innovation Co., Ltd.		18,828	30,929	4,291	8,922	—	—
	SK Networks Co., Ltd.(*6)		4,286	7,271	200,041	501,512	—	24
	SK Networks Service Co., Ltd.		1,841	3,587	19,947	37,172	475	487
	SK Telesys Co., Ltd.		77	147	2,719	4,085	9,142	10,704
	SK TNS Co., Ltd.(*4)		16	75	2,531	6,868	35,525	57,903
	SK Energy Co., Ltd.		7,332	9,742	311	719	—	—
	SK hynix Semiconductor (China) Ltd.		10,448	26,371	—	—	—	—
	SK Battery Hungary Kft.		10,599	19,903	—	—	—	—
	SK Geo Centric Co., Ltd.		9,989	12,768	—	8	—	—
	SK Global Chemical International Trading (Shanghai) Co., Ltd.		4,263	7,769	—	—	—	—
	Happy Narae Co., Ltd.		2,461	4,542	6,376	10,980	38,619	43,560
	Others		25,496	57,195	38,725	76,549	22,125	27,718

			99,153	186,577	274,941	646,815	105,886	140,396

		~~W~~	156,160	467,358	421,963	1,102,224	130,627	167,305

(*1)	Operating expense and others include lease payments by the Group.
(*2)	Operating expense and others include ~~W~~194,617 million of dividends paid by the Parent Company.
(*3)	Operating revenue and others include ~~W~~170,937 million of dividends received from SK hynix Inc. which was deducted from the investment in associates.
(*4)	Transactions occurred before disposal.
(*5)	Operating revenue and others include ~~W~~10,716 million of dividends received from Korea IT Fund which was deducted from the investment in associates.
(*6)	Operating expenses and others include costs for handset purchases amounting to ~~W~~478,924 million.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2022 and 2021 (Unaudited)

31.	Transactions with Related Parties, Continued

(4)	Account balances with related parties as of June 30, 2022 and December 31, 2021 are as follows:

(In millions of won)		June 30, 2022
		Receivables			Payables
Scope	Company	Loans		Accounts receivable– trade, etc.	Accounts payable –other, etc.
Ultimate Controlling Entity	SK Inc.	~~W~~	—	1,368	46,081
Associates	F&U Credit information Co., Ltd.		—	7	5,306
	Wave City Development Co., Ltd.(*1)		—	1,475	—
	Daehan Kanggun BcN Co., Ltd.(*2)		22,148	2,572	—
	HanaCard Co., Ltd.		—	1,071	11,333
	SK USA, Inc.		—	—	2,348
	Others		—	—	105

			22,148	5,125	19,092

	SK hynix Inc.		—	10,687	169
	SK Planet Co., Ltd.		—	1,785	30,389
	Eleven Street Co., Ltd.		—	4,272	12,278
	SK Shieldus Co., Ltd.		—	1,576	25,089
	SK Innovation Co., Ltd.		—	9,004	33,183
	SK Networks Co., Ltd.		—	1,404	129,492
	SK RENT A CAR Co., Ltd.		—	1,222	21,408
	Incross Co., Ltd.		—	3,241	11,451
	UbiNS Co., Ltd.		—	—	8,594
	Mintit Co., Ltd.		—	35,835	30
	Happy Narae Co., Ltd.		—	81	15,989
	Content Wavve Corp.		—	556	1,474
	Others		—	12,112	32,304

			—	81,775	321,850

		~~W~~	22,148	88,268	387,023

(*1)	As of June 30, 2022, the Parent Company recognized loss allowance amounting to ~~W~~620 million on accounts receivable—trade.
(*2)	As of June 30, 2022, the Parent Company recognized full loss allowance for the balance of loans to Daehan Kanggun BcN Co., Ltd.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2022 and 2021 (Unaudited)

31.	Transactions with Related Parties, Continued

(4)	Account balances with related parties as of June 30, 2022 and December 31, 2021 are as follows, Continued:

(In millions of won)		December 31, 2021
		Receivables			Payables
Scope	Company	Loans		Accounts receivable– trade, etc.	Accounts payable –other, etc.
Ultimate Controlling Entity	SK Inc.	~~W~~	—	2,092	69,652
Associates	F&U Credit information Co., Ltd.		—	4	5,265
	Wave City Development Co., Ltd.(*1)		—	2,623	—
	Daehan Kanggun BcN Co., Ltd.(*2)		22,147	3,857	—
	HanaCard Co., Ltd.		—	529	48,020
	Others		—	84	1,197

			22,147	7,097	54,482

Others	SK Innovation Co., Ltd.		—	3,022	38,022
	SK Networks Co., Ltd.		—	241	198,631
	Mintit Co., Ltd.		—	17,929	131
	SK hynix Inc.		—	11,526	166
	Happy Narae Co., Ltd.		—	6	49,349
	SK m&service Co., Ltd.		—	1,453	18,921
	SK Shieldus Co., Ltd.		—	2,649	24,593
	Content Wavve Corp.		—	183	9,873
	Incross Co., Ltd.		—	3,610	11,829
	Eleven Street Co., Ltd.		—	2,851	7,782
	SK Planet Co., Ltd.		—	668	31,652
	SK RENT A CAR Co., Ltd.		—	116	16,715
	UbiNS Co., Ltd.		—	24	14,932
	Others		—	8,307	29,106

			—	52,585	451,702

		~~W~~	22,147	61,774	575,836

(*1)	As of December 31, 2021, the Parent Company recognized loss allowance amounting to ~~W~~1,102 million on accounts receivable—trade.
(*2)	As of December 31, 2021, the Parent Company recognized full loss allowance for the balance of loans to Daehan Kanggun BcN Co., Ltd.
(5)

The Group has granted SK REIT Co., Ltd. the right of first offer regarding the disposal of real estate owned by the Group. Whereby, the negotiation period is within 3 to 5 years from June 30, 2021, date of agreement, and the Group has been granted the right by SK REIT Co., Ltd. to lease the real estate in preference to a third party if SK REIT Co., Ltd. purchases the real estate from the Group.

(6)	The details of additional investments and disposal of associates and joint ventures for the six-month period ended June 30, 2022 are as presented in note 11.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2022 and 2021 (Unaudited)

32.	Commitments and Contingencies

(1)	Collateral assets and commitments

SK Broadband Co., Ltd., a subsidiary of the Parent Company, has pledged its properties as collateral for leases on buildings in the amount of ~~W~~1,513 million as of June 30, 2022.

Meanwhile, PanAsia Semiconductor Materials LLC., a subsidiary of the Parent Company, has pledged its ~~W~~18,345 million of equity instruments at FVTPL on ~~W~~12,998 million of short-term loans as of June 30, 2022.

(2)	Legal claims and litigations

As of June 30, 2022, the Group is involved in various legal claims and litigation. Provision recognized in relation to these claims and litigation is immaterial. In connection with those legal claims and litigation for which no provision was recognized, management does not believe the Group has a present obligation, nor is it expected any of these claims or litigation will have a significant impact on the Group’s financial position or operating results in the event an outflow of resources is ultimately necessary.

(3)	Accounts receivable from sale of handsets

The sales agents of the Parent Company sell handsets to the Parent Company’s subscribers on an installment basis. The Parent Company entered into comprehensive agreements to purchase accounts receivable from handset sales with retail stores and authorized dealers and to transfer the accounts receivable from handset sales to special purpose companies which were established with the purpose of liquidating receivables, respectively.

Accounts receivable from sales of handsets amounting to ~~W~~381,759 million and ~~W~~493,277 million as of June 30, 2022 and December 31, 2021, respectively, which the Parent Company purchased according to the relevant comprehensive agreement are recognized as accounts receivable—other and long-term accounts receivable—other.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2022 and 2021 (Unaudited)

33.	Statements of Cash Flows

(1)	Adjustments for income and expenses from operating activities for the six-month periods ended June 30, 2022 and 2021 are as follows:

(In millions of won)	For the six-month period ended
	June 30, 2022		June 30, 2021
Interest income	~~W~~	(21,272)	(24,984)
Dividend income		(2,552)	(2,083)
Gain on foreign currency translations		(12,939)	(7,239)
Gain on sale of accounts receivable—other		(1,043)	(14,266)
Loss (gain) relating to investments in associates and joint ventures, net		24,869	(980,091)
Gain on disposal of property and equipment and intangible assets		(8,777)	(7,178)
Gain on business transfer		—	(82,248)
Gain relating to financial instruments at FVTPL		(10,653)	(59,235)
Other income		(4,566)	(6,153)
Interest expenses		149,801	173,799
Loss on foreign currency translations		11,329	5,749
Loss on sale of accounts receivable—other		8,006	—
Income tax expense		251,281	326,377
Expense related to defined benefit plan		68,321	99,526
Share compensation expense		75,783	2,882
Bonus paid by treasury shares		24,007	29,642
Depreciation and amortization		1,886,995	2,069,733
Bad debt expenses		15,373	14,863
Loss on disposal of property and equipment and intangible assets		3,856	16,960
Other bad debt expenses		1,443	209
Loss relating to financial instruments at FVTPL		18,534	112,792
Loss on impairment on other investment securities		—	281
Other expenses		17,627	4,028

	~~W~~	2,495,423	1,673,364

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2022 and 2021 (Unaudited)

33.	Statements of Cash Flows, Continued

(2)	Changes in assets and liabilities from operating activities for the six-month periods ended June 30, 2022 and 2021 are as follows:

(In millions of won)	For the six-month period ended
		June 30, 2022	June 30, 2021
Accounts receivable—trade	~~W~~	(83,058)	(113,099)
Accounts receivable—other		20,647	35,829
Advanced payments		10,464	(90,341)
Prepaid expenses		49	16,739
Inventories		25,464	(39,949)
Long-term accounts receivable—other		79,337	67,389
Contract assets		(11,661)	(9,496)
Guarantee deposits		11,119	11,772
Accounts payable—trade		(86,939)	(65,690)
Accounts payable—other		66,425	(235,354)
Withholdings		72,678	(7,599)
Contract liabilities		(219)	9,548
Deposits received		255	(4,073)
Accrued expenses		(38,623)	(111,088)
Provisions		(173)	(15,155)
Long-term provisions		(53)	(59)
Plan assets		28,129	33,924
Retirement benefits paid		(42,981)	(59,746)
Others		30,738	(3,649)

		~~W~~81,598	(580,097)

(3)	Significant non-cash transactions for the six-month periods ended June 30, 2022 and 2021 are as follows:

(In millions of won)	For the six-month period ended
	June 30, 2022		June 30, 2021
Decrease in accounts payable—other relating to the acquisition of property and equipment and intangible assets	~~W~~	(260,588)	(61,784)
Increase of right-of-use assets		279,176	527,274
Contribution in kind for investments		—	11,070
Retirement of treasury shares		—	1,965,952

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2022 and 2021 (Unaudited)

34.	Emissions Liabilities

(1)	The quantity of emissions rights allocated free of charge for each implementation year as of June 30, 2022 are as follows:

(In tCO2-eQ)
	Quantities allocated in 2020	Quantities allocated in 2021	Quantities allocated in 2022	Total

Emissions rights allocated free of charge	814,842	1,033,764	1,033,764	2,882,370

(2)	Changes in emissions rights quantities the Parent Company held are as follows:

(In tCO2-eQ)
	Quantities allocated in 2020	Quantities allocated in 2021	Quantities allocated in the six-month period ended June 30, 2022	Total

Beginning	(60,977)	—	(19,854)	(80,831)
Allocation at no cost	814,842	1,033,764	1,033,764	2,882,370
Additional allocation	217,643	—	—	217,643
Other changes	—	(2,238)	(2,238)	(4,476)
Purchase	68,471	—	—	68,471
Surrender or shall be surrendered	(1,039,979)	(1,051,380)	(1,140,316)	(3,231,675)
Borrowed	—	19,854	—	19,854

Ending	—	—	(128,644)	(128,644)

(3)	As of June 30, 2022, the estimated annual greenhouse gas emissions quantities of the Parent Company are 1,140,316 tCO2-eQ.

35.	Non-current Assets Held for Sale

On February 25, 2021, the Parent Company has decided to dispose of the investments in an associate engaged in mobility business to T map Mobility Co., Ltd. pursuant to the approval of the Board of Directors and reclassified entire shares of the investments in associates as non-current assets held for sale. The disposal of the investments in associates is expected to take place in 2022 after approval by the Financial Services Commission.

(In millions of won)
June 30, 2022
Investments in associates	Carrot General Insurance Co., Ltd.	~~W~~8,734

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2022 and 2021 (Unaudited)

36.	Spin-off

(1)

In accordance with the resolution of the Board of Directors held on June 10, 2021 and approval from shareholders’ meeting held on October 12, 2021, the Parent Company completed the spin-off of its businesses of managing investments in semiconductor, New Information and Communication Technologies(“ICT”) and other business and making new investments on November 1, 2021, and the registration of the spin-off was completed as of November 2, 2021. The details of the spin-off are as follows:

Method of spin-off	Horizontal spin-off
Company	SK Telecom Co., Ltd. (Surviving Company)
SK Square Co., Ltd. (Spin-off Company)
Effective date of spin-off	November 1, 2021

(2)	The details of financial information due to the spin-off of its businesses of managing investments in semiconductor, New ICT and other business and making new investments are as follows:

1)	Statements of Profit or Loss

The details of profit or loss of discontinued operations for the six-month period ended June 30, 2021 are as follows:

(In millions of won)
	For the six-month period ended June 30, 2021
Operating revenue	~~W~~	1,360,490
Operating expenses:		1,345,040
Labor		489,073
Commission		185,043
Depreciation and amortization		172,170
Network interconnection		495
Advertising		87,231
Rent		737
Cost of goods sold		227,621
Others		182,670

Operating profit		15,450
Finance income		29,129
Finance costs		58,243
Gain relating to investments in associates and joint ventures,		572,774
Other non-operating income		84,505
Other non-operating expenses		13,670

Profit before income tax		629,945
Income tax benefit		58,759
Profit for the period	~~W~~	571,186

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2022 and 2021 (Unaudited)

36.	Spin-off, Continued

(2)	The details of financial information due to the spin-off of its businesses of managing investments in semiconductor, New ICT and other business and making new investments are as follows, Continued:

2)	Statements of Cash Flows

The details of cash flows from discontinued operations for the six-month period ended June 30, 2021 are as follows:

(In millions of won)
	For the six-month period ended June 30, 2021
Cash flows from operating activities	~~W~~	61,545
Cash flows from investing activities		(676,533)
Cash flows from financing activities		520,149

(3)

Subsequent to the spin-off, the Parent Company lost control over the related businesses. The spin-off was accounted for by derecognizing all related assets and liabilities. The net assets of the spin-off business as of spin-off date was recognized in capital surplus and others. The details of assets and liabilities derecognized from the consolidated financial statements due to the spin-off of its businesses of managing investments in semiconductor, New ICT and other business and making new investments are as follows:

(In millions of won)
	December 31, 2021
Current assets	~~W~~	2,608,601
Non-current assets		19,269,615

Total assets	~~W~~	21,878,216
Current liabilities	~~W~~	2,161,458
Non-current liabilities		4,676,324

Total liabilities	~~W~~	6,837,782

Net assets	~~W~~	15,040,434

(4)

As of November 1, 2021, the Parent Company has split the business division for the purpose of new investment and management of shares in related investee companies belong to semiconductors and New ICT sector. The Parent Company has obligation to jointly and severally reimburse the Parent Company’s liabilities incurred prior to the spin-off with SK Square Co., Ltd., the spin-off company, in accordance with Article 530-9 (1) of Korean Commercial Act.

37.	Subsequent Events

(1)	The Board of Directors of the Parent Company resolved to pay interim dividend at the Board’s meeting on July 28, 2022, and the details are as follows:

Classification	Description
Interim dividend amount	~~W~~830 per share (Total amount: ~~W~~180,967 million)
Dividend rate	1.55%
Dividend date	June 30, 2022
Date of distribution	According to Article 165 of Capital Market and Financial Investment Business Act 12-3, the Parent Company plans to distribute dividends by August 17, 2022.

SK TELECOM CO., LTD. and its Subsidiaries

Notes to the Interim Consolidated Financial Statements

June 30, 2022 and 2021 (Unaudited)

37.	Subsequent Events, Continued

(2)

The Board of Directors of the Parent Company resolved the acquisition and disposal of certain shares in order to strengthen the strategic alliance with Hana Financial Group Inc.(“HFG”) at the Board’s meeting on July 22, 2022.

In accordance with the resolution, on July 27, 2022, the Parent Company disposed of entire common shares of HanaCard Co., Ltd. (39,902,323 shares) and entire common shares of Finnq Co., Ltd. (6,370,000 shares) to HFG at ~~W~~330,032 million and ~~W~~5,733 million, respectively. Through the agreement with HFG, the Parent Company is obligated to acquire HFG’s common shares from July 27, 2022 to January 31, 2024, after depositing ~~W~~330,032 million in a specific money trust.

Meanwhile, the Parent Company disposed of entire common shares of SK Square Co., Ltd. (767,011 shares) on July 27, 2022 to HanaCard Co., Ltd. at ~~W~~31,563 million, and HanaCard Co., Ltd. is obligated to acquire the Parent Company’s common shares from July 27, 2022 to January 31, 2024, after depositing ~~W~~68,437 million in a specific money trust.

The shares acquired by the Parent Company, HFG, and HanaCard Co., Ltd. through the aforementioned transaction cannot be disposed until March 31, 2025.

SK TELECOM CO., LTD.

Interim Separate Financial Statements

For the Six-Month Period ended June 30, 2022

(With Independent Auditor’s Review Report Thereon)

Report on review of interim separate financial statements

(English Translation of a Report Originally Issued in Korean)

The Shareholders and Board of Directors

SK Telecom Co., Ltd.

We have reviewed the accompanying interim separate financial statements of SK Telecom Co., Ltd. (the “Company”), which comprise the interim separate statement of financial position as of June 30, 2022, and the related interim separate statements of profit or loss and interim separate statements of comprehensive income (loss) for the three-month and six-month periods ended June 30, 2022, interim separate statement of changes in equity and interim separate statement of cash flows for the six-month period then ended, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the interim separate financial statements

Management is responsible for the preparation and fair presentation of these interim separate financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea(“KIFRS”) 1034 Interim Financial Reporting, and for such internal controls as management determines is necessary to enable the preparation of interim separate financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express a conclusion on these interim separate financial statements based on our review.

We conducted our review in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing (“KSAs”)and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim separate financial statements are not prepared fairly, in all material respects, in accordance with KIFRS 1034 Interim Financial Reporting.

1

Other matters

The interim separate statements of profit or loss and interim separate statements of comprehensive income for the three-month and six-month period ended June 30, 2021, interim separate statement of changes in equity and interim separate statement of cash flows for the six-month period ended June 30, 2021, prepared in accordance with K-IFRS 1034 and presented for comparative purpose, have been reviewed by KPMG Samjong Accounting Corp. whose review report dated August 13, 2021 expressed an unqualified review conclusion.

Moreover, the separate statement of financial position as of December 31, 2021, and the related separate statement of profit or loss, separate statement of comprehensive income, separate statement of changes in equity and separate statement of cash flows for the year then ended which have been audited by KPMG Samjong Accounting Corp., in accordance with KSAs (not presented herein), whose report dated March 10, 2022 expressed an unqualified opinion. The accompanying separate statement of financial position as of December 31, 2021 presented for comparative purpose is not different, in all material respects, from the above audited separate statement of financial position.

August 12, 2022

This report is effective as of August 12, 2022, the independent auditor’s review report date. Accordingly, certain material subsequent events or circumstances may have occurred during the period from the independent auditor’s review report date to the time this review report is used. Such events and circumstances could significantly affect the accompanying interim separate financial statements and may result in modification to this review report.

2

SK TELECOM CO., LTD. (the “Company”)

INTERIM SEPARATE FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND DECEMBER 31, 2021 AND

FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED JUNE 30, 2022 AND 2021

The accompanying interim separate financial statements, including all footnote disclosures, were prepared by, and are the responsibility of, the Company.

Ryu, Young-Sang

Chief Executive Officer

SK TELECOM CO., LTD.

3

SK TELECOM CO., LTD.

Interim Separate Statements of Financial Position

As of June 30, 2022 and December 31, 2021

(In millions of won)	Note	June 30, 2022 (Unaudited)		December 31, 2021
Assets
Current Assets:
Cash and cash equivalents	27,28	~~W~~	142,186	158,823
Short-term financial instruments	27,28		598,511	379,000
Accounts receivable – trade, net	4,27,28,29		1,529,083	1,514,260
Short-term loans, net	4,27,28		61,191	62,724
Accounts receivable – other, net	4,27,28,29,30		526,906	520,956
Contract assets	6,28		11,374	10,078
Prepaid expenses	5		1,935,726	1,913,419
Guarantee deposits	4,27,28,29		57,811	51,739
Derivative financial assets	27,28		141,582	25,428
Inventories, net			16,044	8,962
Non-current assets held for sale	33		20,000	20,000
Advanced payments and others	4,27,28		15,957	16,104

			5,056,371	4,681,493

Non-Current Assets:
Long-term financial instruments	27,28		354	354
Long-term investment securities	7,27,28		1,013,494	1,476,361
Investments in subsidiaries, associates and joint ventures	8,33		4,910,867	4,841,139
Property and equipment, net	9,11,29		9,219,349	9,318,408
Investment property, net	10		53,990	45,100
Goodwill			1,306,236	1,306,236
Intangible assets, net	12		2,888,175	3,203,330
Long-term loans, net	4,27,28,29		253	201
Long-term accounts receivable – other	4,27,28,30		216,767	287,179
Long-term contract assets	6,28		20,458	19,399
Long-term prepaid expenses	5		931,201	951,441
Guarantee deposits	4,27,28,29		95,486	106,091
Long-term derivative financial assets	27,28		161,589	152,084
Defined benefit assets	16		3,612	—
Other non-current assets			249	249

			20,822,080	21,707,572

Total Assets		~~W~~	25,878,451	26,389,065

(Continued)

4

SK TELECOM CO., LTD.

Interim Separate Statements of Financial Position, Continued

As of June 30, 2022 and December 31, 2021

(In millions of won)	Note	June 30, 2022 (Unaudited)		December 31, 2021
Liabilities and Equity
Current Liabilities:
Accounts payable – other	27,28,29	~~W~~	1,862,825	2,072,195
Contract liabilities	6		71,408	72,624
Withholdings	27,28		668,506	608,069
Accrued expenses	27,28		742,974	764,863
Current tax liabilities	25		165,223	158,837
Provisions	15,32		58,282	54,137
Current portion of long-term debt, net	13,27,28		1,714,906	976,195
Lease liabilities	27,28,29		339,480	316,169
Current portion of long-term payables – other	14,27,28		395,549	398,823
Other current liabilities	27,28		12,649	4,565

		6,031,802		5,426,477

Non-Current Liabilities:
Debentures, excluding current portion, net	13,27,28		5,169,499	5,835,400
Long-term borrowings, excluding current portion, net	13,27,28		650,000	300,000
Long-term payables – other	14,27,28		1,228,965	1,611,010
Long-term contract liabilities	6		14,387	9,149
Long-term derivative financial liabilities	27,28		321,025	321,025
Long-term lease liabilities	27,28,29		1,065,132	1,045,926
Long-term provisions	15		37,571	42,432
Deferred tax liabilities	25		807,101	883,311
Defined benefit liabilities	16		—	6,902
Other non-current liabilities	27,28		45,247	44,577

		9,338,927		10,099,732

Total Liabilities			15,370,729	15,526,209

Equity:
Share capital	1,17		30,493	30,493
Capital surplus and others	17,18		(4,504,888)	(4,576,271)
Retained earnings	19		14,717,055	14,770,618
Reserves	20		265,062	638,016

Total Equity			10,507,722	10,862,856

Total Liabilities and Equity		~~W~~	25,878,451	26,389,065

The accompanying notes are an integral part of the interim separate financial statements.

5

SK TELECOM CO., LTD.

Interim Separate Statements of Profit or Loss

For the three-month and six-month periods ended June 30, 2022 and 2021

(In millions of won, except for earnings per share)
		2022 (Unaudited)			2021 (Unaudited)
	Note	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Operating revenue:	21,29
Revenue		~~W~~	3,118,232	6,195,625	3,021,605	6,002,323

Operating expenses:	29
Labor			237,698	529,561	208,606	456,151
Commission	5		1,177,640	2,332,372	1,201,858	2,375,218
Depreciation and amortization			671,179	1,349,043	692,938	1,381,306
Network interconnection			140,420	284,466	137,323	278,592
Leased lines			47,075	92,957	54,724	109,720
Advertising			34,944	51,823	21,041	34,243
Rent			27,841	55,936	26,987	56,542
Cost of goods sold			133,741	258,768	113,126	216,023
Others	22		266,811	502,875	236,642	458,866

			2,737,349	5,457,801	2,693,245	5,366,661

Operating profit			380,883	737,824	328,360	635,662

Finance income	24		22,666	68,398	25,875	259,718
Finance costs	24		(72,316)	(139,566)	(150,101)	(208,465)
Other non-operating income	23		5,671	19,302	27,730	31,259
Other non-operating expenses	23		(8,518)	(19,895)	(10,563)	(16,008)
Gain (loss) relating to investments in subsidiaries and associates, net	8		—	950	(662)	99,338

Profit before income tax			328,386	667,013	220,639	801,504

Income tax expense	25		103,924	190,533	36,628	151,480

Profit for the period		~~W~~	224,462	476,480	184,011	650,024

Earnings per share:	26
Basic earnings per share (in won)		~~W~~	1,013	2,152	507	1,806
Diluted earnings per share (in won)			1,012	2,151	506	1,805

The accompanying notes are an integral part of the interim separate financial statements.

6

SK TELECOM CO., LTD.

Interim Separate Statements of Comprehensive Income (Loss)

For the three-month and six-month periods ended June 30, 2022 and 2021

(In millions of won)
		2022 (Unaudited)			2021 (Unaudited)
	Note	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Profit for the period		~~W~~	224,462	476,480	184,011	650,024

Other comprehensive income (loss):
Items that will never be reclassified to profit or loss, net of taxes:
Remeasurement of defined benefit plans	16		4,681	19,208	4,998	(11,731)
Valuation gain (loss) on financial assets at fair value through other comprehensive income	20		(311,600)	(368,821)	528,206	699,526
Items that are or may be reclassified subsequently to profit or loss, net of taxes:
Net change in unrealized fair value of derivatives	20		(765)	(3,873)	11,190	9,560

Other comprehensive income (loss) for the period, net of taxes			(307,684)	(353,486)	544,394	697,355

Total comprehensive income (loss)		~~W~~	(83,222)	122,994	728,405	1,347,379

The accompanying notes are an integral part of the interim separate financial statements.

7

SK TELECOM CO., LTD.

Interim Separate Statements of Changes in Equity

For the six-month periods ended June 30, 2022 and 2021

(In millions of won)		Share capital		Capital surplus and others						Retained earnings	Reserves	Total equity
	Note			Paid-in surplus	Treasury shares	Hybrid bonds	Share option	Other	Sub-total
Balance as of January 1, 2021		~~W~~	44,639	2,915,887	(2,123,661)	398,759	1,481	(903,332)	289,134	16,684,640	331,445	17,349,858
Total comprehensive income:
Profit for the period			—	—	—	—	—	—	—	650,024	—	650,024
Other comprehensive income (loss)	16,20		—	—	—	—	—	—	—	(11,731)	709,086	697,355

			—	—	—	—	—	—	—	638,293	709,086	1,347,379

Transactions with owners:
Annual dividends			—	—	—	—	—	—	—	(641,944)	—	(641,944)
Share option	18		—	—	—	—	226	—	226	—	—	226
Interest on hybrid bonds			—	—	—	—	—	—	—	(7,383)	—	(7,383)
Acquisition of treasury shares	17		—	—	(72,982)	—	—	—	(72,982)	—	—	(72,982)
Disposal of treasury shares	17		—	—	27,096	—	—	2,707	29,803	—	—	29,803
Retirement of treasury shares	17		—	—	1,965,952	—	—	—	1,965,952	(1,965,952)	—	—

			—	—	1,920,066	—	226	2,707	1,922,999	(2,615,279)	—	(692,280)

Balance as of June 30, 2021 (Unaudited)		~~W~~	44,639	2,915,887	(203,595)	398,759	1,707	(900,625)	2,212,133	14,707,654	1,040,531	18,004,957

Balance as of January 1, 2022		~~W~~	30,493	1,771,000	(57,314)	398,759	47,166	(6,735,882)	(4,576,271)	14,770,618	638,016	10,862,856
Total comprehensive income (loss):
Profit for the period			—	—	—	—	—	—	—	476,480	—	476,480
Other comprehensive income (loss)	16,20		—	—	—	—	—	—	—	19,468	(372,954)	(353,486)

			—	—	—	—	—	—	—	495,948	(372,954)	122,994

Transactions with owners:
Annual dividends			—	—	—	—	—	—	—	(361,186)	—	(361,186)
Interim dividends			—	—	—	—	—	—	—	(180,942)	—	(180,942)
Share option	18		—	—	—	—	47,111	28,379	75,490	—	—	75,490
Interest on hybrid bonds			—	—	—	—	—	—	—	(7,383)	—	(7,383)
Transactions of treasury shares	17,18		—	—	20,612	—	(92,234)	67,515	(4,107)	—	—	(4,107)

			—	—	20,612	—	(45,123)	95,894	71,383	(549,511)	—	(478,128)

Balance as of June 30, 2022 (Unaudited)		~~W~~	30,493	1,771,000	(36,702)	398,759	2,043	(6,639,988)	(4,504,888)	14,717,055	265,062	10,507,722

The accompanying notes are an integral part of the interim separate financial statements.

8

SK TELECOM CO., LTD.

Interim Separate Statements of Cash Flows

For the six-month periods ended June 30, 2022 and 2021

(In millions of won)
	Note	2022 (Unaudited)		2021 (Unaudited)
Cash flows from operating activities:
Cash generated from operating activities:
Profit for the period		~~W~~	476,480	650,024
Adjustments for income and expenses	31		1,821,131	1,511,444
Changes in assets and liabilities related to operating activities	31		39,912	(302,543)

			2,337,523	1,858,925
Interest received			11,632	11,484
Dividends received			49,637	195,315
Interest paid			(105,538)	(102,678)
Income tax paid			(169,301)	(162,058)

Net cash provided by operating activities			2,123,953	1,800,988

Cash flows from investing activities:
Cash inflows from investing activities:
Decrease in short-term financial instruments, net			—	202,000
Collection of short-term loans			59,287	77,046
Proceeds from disposals of long-term investment securities			689	8,192
Proceeds from disposals of investments in subsidiaries, associates and joint ventures			6,348	130,626
Proceeds from disposals of property and equipment			1,118	6,366
Proceeds from disposals of intangible assets			2,600	632

			70,042	424,862
Cash outflows for investing activities:
Increase in short-term financial instruments, net			(219,511)	—
Increase in short-term loans			(57,791)	(44,652)
Acquisitions of long-term investment securities			(36,640)	(13,399)
Acquisitions of investments in subsidiaries, associates and joint ventures			(66,230)	(372,618)
Acquisitions of property and equipment			(1,003,383)	(872,523)
Acquisitions of intangible assets			(11,951)	(5,766)

			(1,395,506)	(1,308,958)

Net cash used in investing activities		~~W~~	(1,325,464)	(884,096)

(Continued)

9

SK TELECOM CO., LTD.

Interim Separate Statements of Cash Flows, Continued

For the six-month periods ended June 30, 2022 and 2021

(In millions of won)
	Note	2022 (Unaudited)		2021 (Unaudited)
Cash flows from financing activities:
Cash inflows from financing activities:
Proceeds from long-term borrowings		~~W~~	350,000	300,000
Proceeds from issuance of debentures			348,503	308,757
Cash inflows from settlement of derivatives			768	10

			699,271	608,767
Cash outflows for financing activities:
Repayments of long-term borrowings			(7,096)	(6,417)
Repayments of long-term payables – other			(400,245)	(425,349)
Repayments of debentures			(400,000)	(260,000)
Payments of dividends			(542,104)	(641,944)
Payments of interest on hybrid bonds			(7,383)	(7,383)
Repayments of lease liabilities			(157,571)	(155,424)
Acquisition of treasury shares			—	(72,982)

			(1,514,399)	(1,569,499)

Net cash used in financing activities			(815,128)	(960,732)

Net decrease in cash and cash equivalents			(16,639)	(43,840)
Cash and cash equivalents at beginning of the period			158,823	329,208
Effects of exchange rate changes on cash and cash equivalents			2	9

Cash and cash equivalents at end of the period		~~W~~	142,186	285,377

The accompanying notes are an integral part of the interim separate financial statements.

10

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

June 30, 2022 and 2021 (Unaudited)

1.	Reporting Entity

SK Telecom Co., Ltd. (“the Company”) was incorporated in March 1984 under the laws of the Republic of Korea (“Korea”) to provide cellular telephone communication services in Korea. The Company mainly provides wireless telecommunications services in Korea. The head office of the Company is located at 65, Eulji-ro, Jung-gu, Seoul, Korea.

The Company’s common shares and depositary receipts(“DRs”) are listed on the Stock Market of Korea Exchange, the New York Stock Exchange and the London Stock Exchange. As of June 30, 2022, the Company’s total issued shares are held by the following shareholders:

	Number of shares	Percentage of total shares issued (%)
SK Inc.	65,668,397	30.01
National Pension Service	16,429,365	7.51
Institutional investors and other shareholders	132,087,804	60.35
Kakao Corp.	3,846,487	1.76
Treasury shares	801,091	0.37

	218,833,144	100.00

On November 1, 2021, the date of spin-off, the Company completed the spin-off of its businesses of managing investments in semiconductor, New Information and Communication Technologies(“ICT”) and other businesses and making new investments.

2.	Basis of Preparation

(1)	Statement of compliance

These interim condensed separate financial statements were prepared in accordance with Korean International Financial Reporting Standard (“K-IFRS”) 1034 Interim Financial Reporting as part of the period covered by the Company’s K-IFRS annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since December 31, 2021. These interim separate financial statements do not include all of the disclosures required for full annual financial statements. The accompanying interim separate financial statements have been translated into English from the Korean language financial statements. In the event of any differences in interpreting the financial statements or the independent auditors’ review report thereon, the Korean version, which is used for regulatory reporting purposes, shall prevail.

These interim financial statements are interim separate financial statements prepared in accordance with K-IFRS 1027 Separate Financial Statements presented by a parent, an investor with joint control of or significant influence over an investee, in which the investments are accounted for at cost.

11

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

June 30, 2022 and 2021 (Unaudited)

2.	Basis of Preparation, Continued

(2)	Use of estimates and judgments

1)	Critical judgments, assumptions and estimation uncertainties

The preparation of the interim separate financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

In preparing these interim separate financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the separate financial statements as of and for the year ended December 31, 2021.

2)	Fair value measurement

A number of the Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Company has established policies and processes with respect to the measurement of fair values, including Level 3 fair values, and the measurement of fair values is reviewed and is directly reported to the finance executives.

The Company regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the Company assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of K-IFRS, including the level in the fair value hierarchy in which such valuations should be classified.

When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Information about assumptions used for fair value measurements is included in note 28.

12

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

June 30, 2022 and 2021 (Unaudited)

3.	Significant Accounting Policies

The significant accounting policies applied by the Company in these interim separate financial statements are the same as those applied by the Company in its separate financial statements as of and for the year ended December 31, 2021, except for the adoption of new and revised K-IFRS applied from January 1, 2022, which are summarized below. The Company has not early applied the new and revised K-IFRS and interpretations that have been issued but are not yet effective.

The following new and amended K-IFRS and interpretations are effective from January 1, 2022, initially, but these amended standards are not expected to have a significant impact on the Company’s interim separate financial statements.

•	Onerous Contracts – Cost of Fulfilling a Contract (Amendments to K-IFRS 1037).

•	Reference to Conceptual Framework (Amendments to K-IFRS 1103).

•	Property, Plant and Equipment: Proceeds before Intended Use (Amendments to K-IFRS 1016).

•	Annual Improvements to K-IFRS 2018-2020.

13

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

June 30, 2022 and 2021 (Unaudited)

4.	Trade and Other Receivables

(1)	Details of trade and other receivables as of June 30, 2022 and December 31, 2021 are as follows:

(In millions of won)	June 30, 2022
	Gross amount		Loss allowance	Carrying amount
Current assets:
Accounts receivable – trade	~~W~~	1,620,598	(91,515)	1,529,083
Short-term loans		61,809	(618)	61,191
Accounts receivable – other(*)		561,003	(34,097)	526,906
Guarantee deposits		57,811	—	57,811
Accrued income		557	—	557

		2,301,778	(126,230)	2,175,548
Non-current assets:
Long-term loans		41,290	(41,037)	253
Long-term accounts receivable – other(*)		216,767	—	216,767
Guarantee deposits		95,486	—	95,486

		353,543	(41,037)	312,506

	~~W~~	2,655,321	(167,267)	2,488,054

(*)	Gross and carrying amounts of accounts receivable – other as of June 30, 2022 include ~~W~~353,068 million of financial instruments classified as fair value through profit or loss (“FVTPL”).

(In millions of won)	December 31, 2021
	Gross amount		Loss allowance	Carrying amount
Current assets:
Accounts receivable – trade	~~W~~	1,607,022	(92,762)	1,514,260
Short-term loans		63,358	(634)	62,724
Accounts receivable – other(*)		556,141	(35,185)	520,956
Guarantee deposits		51,739	—	51,739
Accrued income		331	—	331

		2,278,591	(128,581)	2,150,010
Non-current assets:
Long-term loans		41,238	(41,037)	201
Long-term accounts receivable – other(*)		287,179	—	287,179
Guarantee deposits		106,091	—	106,091

		434,508	(41,037)	393,471

	~~W~~	2,713,099	(169,618)	2,543,481

(*)	Gross and carrying amounts of accounts receivable – other as of December 31, 2021 include ~~W~~459,959 million of financial instruments classified as fair value through profit or loss (“FVTPL”).

14

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

June 30, 2022 and 2021 (Unaudited)

4.	Trade and Other Receivables, Continued

(2)	Changes in the loss allowance on trade and other receivables measured at amortized cost for the six-month periods ended June 30, 2022 and 2021 are as follows:

(In millions of won)
	January 1, 2022		Impairment	Write-offs(*)	Collection of receivables previously written-off	June 30, 2022
Accounts receivable – trade	~~W~~	92,762	9,519	(15,503)	4,737	91,515
Accounts receivable – other, etc.		76,856	1,112	(3,059)	843	75,752

	~~W~~	169,618	10,631	(18,562)	5,580	167,267

(In millions of won)
	January 1, 2021		Impairment	Write-offs(*)	Collection of receivables previously written-off	June 30, 2021
Accounts receivable – trade	~~W~~	102,308	4,101	(16,712)	5,031	94,728
Accounts receivable – other, etc.		76,170	823	(2,634)	933	75,292

	~~W~~	178,478	4,924	(19,346)	5,964	170,020

(*)	The Company writes off trade and other receivables that are determined to be uncollectable due to reasons such as termination of operations or bankruptcy.

(3)

The Company applies the practical expedient that allows the Company to estimate the loss allowance for accounts receivable – trade at an amount equal to the lifetime expected credit losses. The expected credit losses include the forward-looking information. To make the assessment, the Company uses its historical credit loss experience over the past three years and classifies accounts receivable – trade by their credit risk characteristics and days overdue.

As the Company is a wireless telecommunications service provider, the Company’s financial assets measured at amortized cost primarily consist of receivables from numerous individual customers, and, therefore, no significant credit concentration risk arises.

Receivables related to other revenue mainly consist of receivables from corporate customers. The Company transacts only with corporate customers with credit ratings that are considered to be low at credit risk. In addition, the Company is not exposed to significant credit concentration risk as the Company regularly assesses their credit risk by monitoring their credit ratings. While the contract assets are subject to the impairment requirements, no significant expected credit loss has been identified.

15

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

June 30, 2022 and 2021 (Unaudited)

5.	Prepaid Expenses

The Company pays commissions to its retail stores and authorized dealers for wireless telecommunications services. The Company capitalized certain costs associated with commissions paid to retail stores and authorized dealers to obtain new and retained customer contracts as prepaid expenses. These prepaid expenses are amortized on a straight-line basis over the periods that the Company expects to maintain its customers.

(1)	Details of prepaid expenses as of June 30, 2022 and December 31, 2021 are as follows:

(In millions of won)
	June 30, 2022		December 31, 2021
Current assets:
Incremental costs of obtaining contracts	~~W~~	1,890,592	1,878,149
Others		45,134	35,270

	~~W~~	1,935,726	1,913,419

Non-current assets:
Incremental costs of obtaining contracts	~~W~~	908,912	931,655
Others		22,289	19,786

	~~W~~	931,201	951,441

(2)	Incremental costs of obtaining contracts

The amortization in connection with incremental costs of obtaining contracts recognized for the three and six-month periods ended June 30, 2022 and 2021 are as follows:

(In millions of won)	2022			2021
	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Amortization recognized	~~W~~	599,939	1,204,736	655,959	1,296,499

16

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

June 30, 2022 and 2021 (Unaudited)

6.	Contract Assets and Liabilities

In case of providing both wireless telecommunication services and sales of handsets, the Company allocated the consideration based on relative stand-alone selling prices and recognized unbilled receivables from handset sales as contract assets. The Company recognized receipts in advance for prepaid telecommunications services and unearned revenue for customer loyalty programs as contract liabilities.

(1)	Details of contract assets and liabilities as of June 30, 2022 and December 31, 2021 are as follows:

(In millions of won)
	June 30, 2022		December 31, 2021
Contract assets:
Allocation of consideration between performance obligations	~~W~~	31,832	29,477
Contract liabilities:
Wireless service contracts		18,350	18,397
Customer loyalty programs		8,874	12,699
Others		58,571	50,677

	~~W~~	85,795	81,773

(2)

The amount of revenue recognized for the six-month periods ended June 30, 2022 and 2021 related to the contract liabilities carried forward from the previous year are ~~W~~31,906 million and ~~W~~41,902 million, respectively.

17

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

June 30, 2022 and 2021 (Unaudited)

7.	Investment Securities

(1)	There were no short-term investment securities as of June 30, 2022 and December 31, 2021.

(2)	Details of long-term investment securities as of June 30, 2022 and December 31, 2021 are as follows:

(In millions of won)
	Category	June 30, 2022		December 31, 2021
Equity instruments	FVOCI(*)	~~W~~	909,260	1,383,223
Debt instruments	FVTPL		104,234	93,138

		~~W~~	1,013,494	1,476,361

(*)

The Company designated investments in equity instruments that are not held for trading as financial assets at FVOCI, and the amounts of those equity instruments as of June 30, 2022 and December 31, 2021 are ~~W~~909,260 million and ~~W~~1,383,223 million, respectively.

18

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

June 30, 2022 and 2021 (Unaudited)

8.	Investments in Subsidiaries, Associates and Joint Ventures

(1)	Investments in subsidiaries, associates and joint ventures as of June 30, 2022 and December 31, 2021 are as follows:

(In millions of won)
	June 30, 2022		December 31, 2021
Investments in subsidiaries	~~W~~	3,218,198	3,148,741
Investments in associates and joint ventures		1,692,669	1,692,398

	~~W~~	4,910,867	4,841,139

(2)	Details of investments in subsidiaries as of June 30, 2022 and December 31, 2021 are as follows:

(In millions of won, except for share data)
	June 30, 2022				December 31, 2021
	Number of shares	Ownership (%)	Carrying amount		Carrying amount
SK Telink Co., Ltd.	1,432,627	100.0	~~W~~	243,988	243,988
SK Broadband Co., Ltd.	298,460,212	74.3		2,195,452	2,195,452
SK Communications Co., Ltd.	43,427,530	100.0		24,927	24,927
PS&Marketing Corporation	66,000,000	100.0		313,934	313,934
SERVICE ACE Co., Ltd.	4,385,400	100.0		21,927	21,927
SK Telecom China Holdings Co., Ltd.	—	100.0		48,096	48,096
SK Telecom Americas, Inc.	122	100.0		31,203	31,203
Atlas Investment(*1)	—	100.0		159,287	155,656
SK stoa Co., Ltd.	3,631,355	100.0		40,029	40,029
Broadband Nowon Co., Ltd.	1,140,000	100.0		19,975	19,975
Quantum Innovation Fund I(*2)	—	59.9		11,626	11,935
SAPEON Korea Inc.(*3)	200,000	100.0		17,907	—
SAPEON Inc.(*3)	4,000	62.5		48,228	—
SK O&S Co., Ltd. and others	—	—		41,619	41,619

			~~W~~	3,218,198	3,148,741

(*1)	The Company additionally acquired shares for the six-month period ended June 30, 2022, but there is no change in the ownership interest.
(*2)

The Company additionally contributed ~~W~~240 million in cash for the six-month period ended June 30, 2022, and ~~W~~549 million of investment was returned to the Company after the additional contribution, but there is no change in the ownership interest.

(*3)

The Company newly established SAPEON Korea Inc. and SAPEON Inc., and the ownership interest of the Company in SAPEON Inc. has changed from 100% to 62.5% due to unequal paid-in capital increase of SAPEON Inc. for the six-month period ended June 30, 2022.

19

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

June 30, 2022 and 2021 (Unaudited)

8.	Investments in Subsidiaries, Associates and Joint Ventures, Continued

(3)	Details of investments in associates and joint ventures as of June 30, 2022 and December 31, 2021 are as follows:

(In millions of won, except for share data)
	June 30, 2022				December 31, 2021
	Number of shares	Ownership (%)	Carrying amount		Carrying amount
Investments in associates:
SK China Company Ltd.	10,928,921	27.3	~~W~~	601,192	601,192
Korea IT Fund(*1)	190	63.3		220,957	220,957
HanaCard Co., Ltd.(*2)	39,902,323	15.0		253,739	253,739
SK Technology Innovation Company	14,700	49.0		45,864	45,864
S.M. Culture & Contents Co., Ltd.	22,033,898	23.1		65,341	65,341
SK South East Asia Investment Pte. Ltd.	300,000,000	20.0		344,240	344,240
Pacific Telecom Inc.(*2)	1,734,109	15.0		36,487	36,487
Digital Games International Pte. Ltd.(*2,3)	4,900,000	16.3		2,224	4,539
Invites Healthcare Co., Ltd.	489,999	27.1		35,000	35,000
CMES Inc.(*2,4)	42,520	7.7		900	—
12CM JAPAN and others(*2,5)	—	—		75,550	75,864

				1,681,494	1,683,223

Investments in joint ventures:
Finnq Co., Ltd.(*7)	6,370,000	49.0		7,175	7,175
UTC Kakao-SK Telecom ESG Fund(*6,7)	—	48.2		4,000	2,000

				11,175	9,175

			~~W~~	1,692,669	1,692,398

(*1)	Investments in Korea IT Fund was classified as investment in associates as the Company does not have control over the investee under the contractual agreement with other shareholders.

20

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

June 30, 2022 and 2021 (Unaudited)

8.	Investments in Subsidiaries, Associates and Joint Ventures, Continued

(3)	Details of investments in associates and joint ventures as of June 30, 2022 and December 31, 2021 are as follows, Continued:

(*2)

These investments were classified as investments in associates as the Company can exercise significant influence through its right to appoint the members of the Board of Directors even though the Company has less than 20% of equity interests.

(*3)	The Company disposed the shares of Digital Games International Pte. Ltd. (~~W~~2,315 million) for the six-month period ended June 30, 2022.
(*4)	As the Company obtained significant influence over the investee, ~~W~~900 million of financial assets at FVOCI are reclassified to investments in associates for the six-month period ended June 30, 2022.
(*5)

The Company additionally contributed ~~W~~2,000 million in cash to Smart SKT-Infinitum Game Fund for the six-month period ended June 30, 2022. Meanwhile, the Company disposed the shares of Start-up Win-Win Fund (~~W~~4,850 million) at ~~W~~5,800 million in cash from which it recognized ~~W~~950 million of gain relating to investments in associates for the six-month period ended June 30, 2022. In addition, the Company newly contributed ~~W~~2,000 million in cash to KB ESG Fund of the three telecommunications companies for the six-month period ended June 30, 2022.

(*6)	The Company additionally contributed ~~W~~2,000 million in cash for the six-month period ended June 30, 2022, but there is no change in the ownership interest.
(*7)	These investments were classified as investments in joint ventures as the Company has a joint control pursuant to the agreement with the other shareholders.

(4)	The market value of investments in listed associates as of June 30, 2022 and December 31, 2021 are as follows:

(In millions of won, except for share data)
	June 30, 2022				December 31, 2021
	Market price per share (in won)		Number of shares	Market value	Market price per share (in won)	Number of shares	Market value
S.M.Culture & Contents Co., Ltd.	~~W~~	3,100	22,033,898	68,305	4,485	22,033,898	98,822

21

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

June 30, 2022 and 2021 (Unaudited)

9.	Property and Equipment

Changes in property and equipment for the six-month periods ended June 30, 2022 and 2021 are as follows:

(In millions of won)
	For the six-month period ended June 30, 2022
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Ending balance
Land	~~W~~	621,614	—	(8)	14,943	—	636,549
Buildings		564,976	237	(112)	25,076	(20,513)	569,664
Structures		290,813	21	(20)	8,340	(19,044)	280,110
Machinery		5,331,485	18,001	(35,854)	727,039	(792,703)	5,247,968
Right-of-use assets		1,370,897	226,978	(19,982)	(15,440)	(175,639)	1,386,814
Other		439,982	317,911	(363)	(296,213)	(37,817)	423,500
Construction in progress		698,641	490,631	(703)	(513,825)	—	674,744

	~~W~~	9,318,408	1,053,779	(57,042)	(50,080)	(1,045,716)	9,219,349

(In millions of won)
	For the six-month period ended June 30, 2021
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Reclassified as held for sale	Ending balance
Land	~~W~~	638,371	192	(63)	20,118	—	(20,507)	638,111
Buildings		587,958	1,587	(280)	34,023	(21,033)	(8,669)	593,586
Structures		316,895	236	(10)	10,985	(19,053)	(6,104)	302,949
Machinery		5,354,992	45,319	(3,921)	644,291	(792,657)	—	5,248,024
Right-of-use assets		1,323,111	223,726	(35,754)	—	(182,088)	—	1,328,995
Other		405,140	312,859	(520)	(281,080)	(40,975)	—	395,424
Construction in progress		531,081	518,054	—	(396,621)	—	—	652,514

	~~W~~	9,157,548	1,101,973	(40,548)	31,716	(1,055,806)	(35,280)	9,159,603

22

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

June 30, 2022 and 2021 (Unaudited)

10.	Investment Property

(1)	Changes in investment property for the six-month period ended June 30, 2022 are as follows:

(In millions of won)
	For the six-month period ended June 30, 2022
	Beginning balance		Transfer	Depreciation	Ending balance
Land	~~W~~	17,084	(647)	—	16,437
Buildings		21,768	(1,090)	(970)	19,708
Right-of-use assets		6,248	15,268	(3,671)	17,845

	~~W~~	45,100	13,531	(4,641)	53,990

(2)	The Company recognized lease income of ~~W~~11,026 million for the six-month period ended June 30, 2022 from investment property.

11.	Leases

(1)	Details of the right-of-use assets as of June 30, 2022 and December 31, 2021 are as follows:

(In millions of won)
	June 30, 2022		December 31, 2021
Land, buildings and structures	~~W~~	1,158,598	1,139,024
Others		228,216	231,873

	~~W~~	1,386,814	1,370,897

(2)	Details of amounts recognized in the interim separate statements of profit or loss for the six-month periods ended June 30, 2022 and 2021 as a lessee are as follows:

(In millions of won)
	For the six-month period ended
	June 30, 2022		June 30, 2021
Depreciation of right-of-use assets:
Land, buildings and structures	~~W~~	139,282	145,226
Others		36,357	36,862

	~~W~~	175,639	182,088

Interest expense on lease liabilities	~~W~~	11,499	9,053

Expenses related to short-term leases and leases of low-value assets the Company recognized are not material.

(3)	The total cash outflows due to lease payments for the six-month periods ended June 30, 2022 and 2021 amounted to ~~W~~169,176 million and ~~W~~164,517 million, respectively.

23

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

June 30, 2022 and 2021 (Unaudited)

12.	Intangible Assets

(1)	Changes in intangible assets for the six-month periods ended June 30, 2022 and 2021 are as follows:

(In millions of won)
	For the six-month period ended June 30, 2022
	Beginning balance		Acquisition	Disposal	Transfer	Amortization	Ending balance
Frequency usage rights	~~W~~	2,559,689	—	—	—	(238,390)	2,321,299
Land usage rights		2,449	—	—	—	(761)	1,688
Industrial rights		10,934	7,471	—	(111)	(2,217)	16,077
Facility usage rights		14,355	432	(1)	58	(1,386)	13,458
Club memberships(*1)		51,356	412	(572)	—	—	51,196
Other(*2)		564,547	3,636	—	40,987	(124,713)	484,457

	~~W~~	3,203,330	11,951	(573)	40,934	(367,467)	2,888,175

(In millions of won)
	For the six-month period ended June 30, 2022
	Beginning balance		Acquisition	Disposal	Transfer	Amortization	Ending balance
Frequency usage rights	~~W~~	1,932,765	—	—	—	(255,873)	1,676,892
Land usage rights		4,103	—	(3)	—	(909)	3,191
Industrial rights		9,659	2,137	—	—	(1,269)	10,527
Facility usage rights		15,061	514	(3)	69	(1,337)	14,304
Club memberships(*1)		50,698	33	(120)	—	—	50,611
Other(*2)		652,797	3,082	(62)	31,583	(137,166)	550,234

	~~W~~	2,665,083	5,766	(188)	31,652	(396,554)	2,305,759

(*1)	Club memberships are classified as intangible assets with indefinite useful lives and are not amortized.
(*2)	Other intangible assets primarily consist of computer software and others.

(2)	Details of frequency usage rights as of June 30, 2022 are as follows:

(In millions of won)
	Amount		Description	Commencement of amortization	Completion of amortization
800 MHz license	~~W~~	175,662	LTE service	Jul. 2021	Jun. 2026
1.8 GHz license		467,208	LTE service	Dec. 2021	Dec. 2026
2.6 GHz license		546,380	LTE service	Sept. 2016	Dec. 2026
2.1 GHz license		351,131	W-CDMA and LTE service	Dec. 2021	Dec. 2026
3.5 GHz license		772,814	5G service	Apr. 2019	Nov. 2028
28 GHz license		8,104	5G service	Jan. 2021	Nov. 2023

	~~W~~	2,321,299

24

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

June 30, 2022 and 2021 (Unaudited)

13.	Borrowings and Debentures

(1)	Changes in long-term borrowings for the six-month period ended June 30, 2022 are as follows:

(In millions of won)
	Lender	Annual interest rate (%)	Maturity	Book value
Current				~~W~~	6,728
Non-current					300,000

As of January 1, 2022					306,728

New long-term borrowings:	DBS Bank Ltd.	2.6//8	Mar. 10, 2025		200,000
	Credit Agricole CIB	3.30	Apr. 29, 2024		50,000
	Mizuho Bank, Ltd.	3.29	Nov. 27, 2023		100,000

					350,000

Repayments of long-term borrowings:	Export Kreditnamnden	1.70	Apr. 29, 2022		(7,096)

Other changes(*)					368

Non-current					650,000

As of June 30, 2022				~~W~~	650,000

(*)	Other changes include the effects on foreign currency translation of long-term borrowings and changes in present value discount on long-term borrowings for the six-month period ended June 30, 2022.

25

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

June 30, 2022 and 2021 (Unaudited)

13.	Borrowings and Debentures, Continued

(2)	Changes in debentures for the six-month period ended June 30, 2022 are as follows:

(In millions of won)
	Purpose	Annual interest rate (%)	Maturity	Face value		Book value
Current				~~W~~	970,000	969,467
Non-current					5,852,600	5,835,400

As of January 1, 2022					6,822,600	6,804,867

Debentures newly issued:
Unsecured corporate bonds	Refinancing fund	3.80	Apr. 12, 2025		240,000	238,999
		3.84	Apr. 12, 2027		70,000	69,694
		3.78	Apr. 12, 2042		40,000	39,810

					350,000	348,503

Debentures repaid:
Unsecured corporate bonds	Operating and refinancing fund	2.40	Feb. 26, 2022		(100,000)	(100,000)
	Operating fund	2.03	Mar. 6, 2022		(180,000)	(180,000)
	Refinancing fund	2.17	Apr. 25, 2022		(120,000)	(120,000)

					(400,000)	(400,000)

Other changes(*1)					128,880	131,035

Current(*2)					1,716,450	1,714,906
Non-current(*2)					5,185,030	5,169,499

As of June 30, 2022				~~W~~	6,901,480	6,884,405

(*1)	Other changes include the effects on foreign currency translation of debentures and changes in discount on issuance of debentures for the six-month period ended June 30, 2022.
(*2)	~~W~~1,145,439 million were reclassified from non-current to current for the six-month period ended June 30, 2022.

26

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

June 30, 2022 and 2021 (Unaudited)

14.	Long-Term Payables – Other

(1)	As of June 30, 2022 and December 31, 2021, details of long-term payables – other related to the acquisition of frequency usage rights are as follows (See note 12):

(In millions of won)
	June 30, 2022		December 31, 2021
Long-term payables – other	~~W~~	1,690,470	2,090,715
Present value discount on long-term payables – other		(65,956)	(80,882)
Current installments of long-term payables – other		(395,549)	(398,823)

Carrying amount at period end	~~W~~	1,228,965	1,611,010

(2)

The principal amount of long-term payables – other repaid for the six-month periods ended June 30, 2022 and 2021 are ~~W~~400,245 million and ~~W~~425,349 million, respectively. The repayment schedule of the principal amount of long-term payables – other as of June 30, 2022 is as follows:

(In millions of won)
	Amount
Less than 1 year	~~W~~	400,245
1 ~ 3 years		738,300
3 ~ 5 years		460,538
More than 5 years		91,387

	~~W~~	1,690,470

15.	Provisions

Changes in provisions for the six-month periods ended June 30, 2022 and 2021 are as follows:

(In millions of won)	For the six-month period ended June 30, 2022						As of June 30, 2022
	Beginning balance		Increase	Utilization	Reversal	Ending balance	Current	Non-current
Provision for restoration	~~W~~	94,684	2,992	(3,160)	(189)	94,327	56,756	37,571
Emission allowance		1,885	1,186	—	(1,545)	1,526	1,526	—

	~~W~~	96,569	4,178	(3,160)	(1,734)	95,853	58,282	37,571

(In millions of won)	For the six-month period ended June 30, 2021						As of June 30, 2021

	Beginning balance		Increase	Utilization	Reversal	Ending balance	Current	Non-current
Provision for restoration	~~W~~	91,966	5,244	(3,410)	—	93,800	50,514	43,286
Emission allowance		7,424	487	(1,091)	(5,678)	1,142	1,142	—

	~~W~~	99,390	5,731	(4,501)	(5,678)	94,942	51,656	43,286

27

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

June 30, 2022 and 2021 (Unaudited)

16.	Defined Benefit Liabilities (Assets)

(1)	Details of defined benefit liabilities (assets) as of June 30, 2022 and December 31, 2021 are as follows:

(In millions of won)
	June 30, 2022		December 31, 2021
Present value of defined benefit obligations	~~W~~	473,400	483,001
Fair value of plan assets		(477,012)	(476,099)

	~~W~~	(3,612)	6,902

(2)	Changes in present value of defined benefit obligations for the six-month periods ended June 30, 2022 and 2021 are as follows:

(In millions of won)
	For the six-month period ended
	June 30, 2022		June 30, 2021
Beginning balance	~~W~~	483,001	464,846
Current service cost		25,968	28,476
Interest cost		6,903	5,549
Remeasurement
- Demographic assumption		(5,672)	—
- Financial assumption		(31,830)	—
- Adjustment based on experience		4,967	15,231
Benefit paid		(15,901)	(18,652)
Others		5,964	2,281

Ending balance	~~W~~	473,400	497,731

(3)	Changes in fair value of plan assets for the six-month periods ended June 30, 2022 and 2021 are as follows:

(In millions of won)
	For the six-month period ended
	June 30, 2022		June 30, 2021
Beginning balance	~~W~~	476,099	457,425
Interest income		6,894	5,383
Remeasurement		(6,101)	32
Contribution		20,000	21,500
Benefit paid		(25,146)	(24,263)
Others		5,266	1,481

Ending balance	~~W~~	477,012	461,558

28

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

June 30, 2022 and 2021 (Unaudited)

16.	Defined Benefit Liabilities (Assets), Continued

(4)	Total cost of defined benefit plan, which is recognized in profit or loss for the six-month periods ended June 30, 2022 and 2021 are as follows:

(In millions of won)
	For the six-month period ended
	June 30, 2022		June 30, 2021
Current service cost	~~W~~	25,968	28,476
Net interest cost		9	166

	~~W~~	25,977	28,642

17.	Share Capital and Capital Surplus and Others

(1)

The Company’s outstanding share capital consists entirely of common shares with a par value of ~~W~~100. The number of authorized, issued and outstanding common shares and the details of capital surplus and others as of June 30, 2022 and December 31, 2021 are as follows:

(In millions of won, except for share data)
	June 30, 2022		December 31, 2021
Number of authorized shares		670,000,000	670,000,000
Number of issued shares(*1)		218,833,144	218,833,144
Share capital:
Common share(*2)	~~W~~	30,493	30,493
Capital surplus and others:
Paid-in surplus		1,771,000	1,771,000
Treasury shares		(36,702)	(57,314)
Hybrid bonds(*3)		398,759	398,759
Share option(Note 18)		2,043	47,166
Others		(6,639,988)	(6,735,882)

	~~W~~	(4,504,888)	(4,576,271)

(*1)

As a result of stock split and the spin-off for the year ended December 31, 2021, the number of shares that the Company is allowed to issue under its article of incorporation has changed from 220,000,000 shares with a par value of ~~W~~500 to 670,000,000 shares with a par value of ~~W~~100.

(*2)

The Company’s share capital decreased by ~~W~~14,146 million as a result of the spin-off for the year ended December 31, 2021. In addition, the Company retired 8,685,568 treasury shares with reduction of its retained earnings before appropriation, as a result, the Company’s issued shares have decreased without change in share capital for the year ended December 31, 2021. Meanwhile, in 2002 and 2003, the Company retired treasury shares with reduction of its retained earnings before appropriation. As a result, the Company’s issued shares have decreased without change in share capital.

(*3)

As there is no contractual obligation to deliver financial assets to the holders of hybrid bonds, the Company classified the hybrid bonds as equity. When in liquidation or bankruptcy, these hybrid bonds are senior only to common shares.

29

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

June 30, 2022 and 2021 (Unaudited)

17.	Share Capital and Capital Surplus and Others, Continued

(2)	There were no changes in share capital for the six-month periods ended June 30, 2022 and 2021, and details of shares outstanding as of June 30, 2022 and 2021 are as follows:

(In shares)
	June 30, 2022			June 30, 2021
	Issued shares	Treasury shares	Outstanding shares	Issued shares	Treasury shares	Outstanding shares
Shares outstanding	218,833,144	801,091	218,032,053	72,060,143	899,500	71,160,643

(3)	Treasury shares as of June 30, 2022 and December 31, 2021 are as follows:

(In millions of won, except for share data)
	June 30, 2022		December 31, 2021
Number of shares(*)		801,091	1,250,992
Acquisition cost	~~W~~	36,702	57,314

(*)

The Company distributed 449,901 treasury shares (acquisition cost: ~~W~~20,612 million) as bonus payment to the employee, resulting in gain and loss on disposal of treasury shares of ~~W~~4,460 million and ~~W~~1,065 million, respectively, for the six-month period ended June 30, 2022.

30

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

June 30, 2022 and 2021 (Unaudited)

18.	Share-based Payment

(1)	The terms and conditions related to the grants of the share-based payment arrangement are as follows:

1)	Equity-settled share-based payment arrangement

	Series
	1-2	1-3	2	3	4	5(*2)	6(*2)

Grant date	March 24, 2017		February 20, 2018	February 22, 2019	March 26, 2019	March 26, 2020	March 25, 2021
Types of shares to be issued	Registered common shares
Grant method	Reissue of treasury shares, Cash settlement
Number of shares(*1) (in share)	67,320	67,320	4,124	8,907	5,266	376,313	87,794
Exercise price(*1) (in won)	53,298	57,562	50,824	53,052	50,862	38,452	50,276
Exercise period	Mar. 25, 2020 ~ Mar. 24, 2023	Mar. 25, 2021 ~ Mar. 24, 2024	Feb. 21, 2020 ~ Feb. 20, 2023	Feb. 23, 2021 ~ Feb. 22, 2024	Mar. 27, 2021 ~ Mar. 26, 2024	Mar. 27, 2023 ~ Mar. 26, 2027	Mar. 26, 2023 ~ Mar. 25, 2026
Vesting conditions	3 years’ service from the grant date	4 years’ service from the grant date	2 years’ service from the grant date	2 years’ service from the grant date	2 years’ service from the grant date	3 years’ service from the grant date	2 years’ service from the grant date

Series
	7-1	7-2

Grant date	March 25, 2022
Types of shares to be issued	Registered common shares
Grant method	Reissue of treasury shares, Cash settlement
Number of shares (in share)	295,275	120,441
Exercise price (in won)	56,860	56,860
Exercise period	Mar. 26, 2025 ~ Mar. 25, 2029	Mar. 26, 2024 ~ Mar. 25, 2027
Vesting conditions	3 years’ service from the grant date	2 years’ service from the grant date

31

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

June 30, 2022 and 2021 (Unaudited)

18.	Share-based Payment, Continued

(1)	The terms and conditions related to the grants of the share-based payment arrangement are as follows, Continued:

2)	Cash-settled share-based payment arrangement

	2021		2022
	Share appreciation rights of SK Telecom Co., Ltd.(*3)	Share appreciation rights of SK Square Co., Ltd.(*3)	Share appreciation rights of SK Telecom Co., Ltd.(*3)

Grant date	January 1, 2021		January 1, 2022
Grant method	Cash settlement
Number of shares(*1) (in share)	183,246	118,456	338,525
Exercise price(*1) (in won)	50,276		56,860
Exercise period	Jan. 1, 2023 ~ Mar. 28, 2024		Jan. 1, 2024 ~ Mar. 25, 2025
Vesting conditions	2 years’ service from the grant date		2 years’ service from the grant date

(*1)

Number of shares granted and exercise price are adjusted as a result of stock split and the spin-off for the year ended December 31, 2021, and the remaining part of 1-1st share option and 3rd share option were fully and partially exercised for the six-month period ended June 30, 2022, respectively.

(*2)	Parts of the grant that have not met the vesting conditions have been forfeited for the six-month period ended June 30, 2022 and for the year ended December 31, 2021.
(*3)

The Company newly established the long-term incentive policy as part of the compensation related to the growth of corporate value on the beginning of the prior year and granted cash settled share appreciation rights to executives. Meanwhile, parts of the grant that have not met the vesting conditions have been forfeited for the six-month period ended June 30, 2022.

(2)	Share compensation expense recognized for the six-month period ended June 30, 2022 and the remaining share compensation expense to be recognized in subsequent periods are as follows:

(In millions of won)
	Share compensation expense
As of December 31, 2021	~~W~~	76,979
For the six-month period ended June 30, 2022		76,190
In subsequent periods		5,337

	~~W~~	158,506

As of June 30, 2022, the carrying amount of liabilities recognized by the Company in relation to the cash-settled share-based payment arrangement is ~~W~~1,368 million.

32

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

June 30, 2022 and 2021 (Unaudited)

18.	Share-based Payment, Continued

(3)	The Company used binomial option-pricing model in the measurement of the fair value of share options at the grant date, and the inputs used in the model are as follows:

1)	Equity-settled share-based payment arrangement

(In won)	Series
	1-2	1-3	2	3	4	5	6
Risk-free interest rate	1.95%	2.07%	2.63%	1.91%	1.78%	1.52%	1.55%
Estimated option’s life	6 years	7 years	5 years	5 years	5 years	7 years	5 years
Share price (Closing price on the preceding day)(*)	52,500	52,500	48,700	51,800	50,600	34,900	49,800
Expected volatility	13.38%	13.38%	16.45%	8.30%	7.70%	8.10%	25.70%
Expected dividends	3.80%	3.80%	3.70%	3.80%	3.90%	5.70%	4.00%
Exercise price(*)	53,298	57,562	50,824	53,052	50,862	38,452	50,276
Per-share fair value of the option(*)	4,048	3,096	4,798	1,720	1,622	192	8,142

(In won)	Series
	7-1	7-2
Risk-free interest rate	2.80%	2.68%
Estimated option’s life	7 years	5 years
Share price (Closing price on the preceding day)	57,300	57,300
Expected volatility	24.20%	24.20%
Expected dividends	3.40%	3.40%
Exercise price	56,860	56,860
Per-share fair value of the option	11,772	10,435

2)	Cash-settled share-based payment arrangement

(In won)	2021		2022
	Share appreciation rights of SK Telecom Co., Ltd.	Share appreciation rights of SK Square Co., Ltd.	Share appreciation rights of SK Telecom Co., Ltd.
Risk-free interest rate	3.40%	3.40%	3.56%
Estimated option’s life	3.25 years	3.25 years	3.25 years
Share price on the remeasurement date	52,000	39,050	52,000
Expected volatility	25.10%	25.10%	25.10%
Expected dividends	6.30%	0.00%	6.30%
Exercise price(*)	50,276	50,276	56,860
Per-share fair value of the option	5,714	2,417	4,437

(*)	Share price (closing price on the preceding day), exercise price and per-share fair value of the option are adjusted as a result of stock split and spin-off for the year ended December 31, 2021.

Meanwhile, the Board of Directors of the Company resolved to dispose its treasury shares for the purpose of allotment of shares as bonus payment on October 12, 2021. The transaction is equity-settled share-based payment transactions in accordance with K-IFRS 1102, and 505,350 shares (before stock split) were granted on October 12, 2021(grant date). 7,700 shares (before stock split) out of 505,350 shares (before stock split) were transferred to the spin-off company on November 1, 2021. Vesting conditions are 6 months from the grant date and per-share fair value on the grant date are measured at ~~W~~300,500 that is closing price of common shares on the grant date before stock split and spin-off. The fair value of these share-based payment on the grant date is ~~W~~151,858 million, among which the awards with a fair value of ~~W~~9,935 million were transferred to the spin-off company.

33

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

June 30, 2022 and 2021 (Unaudited)

19.	Retained Earnings

Retained earnings as of as of June 30, 2022 and December 31, 2021 are as follows:

(In millions of won)
	June 30, 2022		December 31, 2021
Appropriated:
Legal reserve	~~W~~	22,320	22,320
Reserve for business expansion		9,631,138	11,631,138
Reserve for technology development		4,365,300	4,365,300

		13,996,438	15,996,438
Unappropriated retained earnings		698,297	(1,248,140)

	~~W~~	14,717,055	14,770,618

20.	Reserves

(1)	Details of reserves, net of taxes, as of June 30, 2022 and December 31, 2021 are as follows:

(In millions of won)
	June 30, 2022		December 31, 2021
Valuation gain on financial assets at FVOCI	~~W~~	243,929	613,010
Valuation gain on derivatives		21,133	25,006

	~~W~~	265,062	638,016

(2)	Changes in reserves for the six-month periods ended June 30, 2022 and 2021 as follows:

(In millions of won)
	Valuation gain on financial assets at FVOCI		Valuation gain on derivatives	Total
Balance at January 1, 2021	~~W~~	323,246	8,199	331,445
Changes, net of taxes		699,526	9,560	709,086

Balance at June 30, 2021		1,022,772	17,759	1,040,531

Balance at January 1, 2022		613,010	25,006	638,016
Changes, net of taxes		(369,081)	(3,873)	(372,954)

Balance at June 30, 2022	~~W~~	243,929	21,133	265,062

34

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

June 30, 2022 and 2021 (Unaudited)

21.	Operating Revenue

Disaggregation of operating revenues considering the economic factors that affect the amounts, timing and uncertainty of the Company’s revenue and future cash flows is as follows:

(In millions of won)	2022			2021
	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Products transferred at a point in time:
Product sales	~~W~~	27,399	50,823	21,881	31,795
Services transferred over time:
Wireless service revenue(*1)		2,615,957	5,203,033	2,560,679	5,092,437
Cellular interconnection revenue		129,317	261,705	125,965	253,715
Other(*2)		345,559	680,064	313,080	624,376

		3,090,833	6,144,802	2,999,724	5,970,528

	~~W~~	3,118,232	6,195,625	3,021,605	6,002,323

(*1)	Wireless service revenue includes revenue from wireless voice and data transmission services principally derived through usage charges collected from the wireless subscribers.
(*2)	Other revenue includes revenue from billing and collection services as well as other miscellaneous services.

The Company has a right to consideration from a customer in an amount that corresponds directly with the value to the subscriber of the Company’s performance completed; thus, as a practical expedient, the Company recognizes revenue in the amount to which the Company has a right to invoice.

Most of the Company’s transactions are occurring in Korea as it principally operates its businesses in Korea.

35

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

June 30, 2022 and 2021 (Unaudited)

22.	Other Operating Expenses

Details of other operating expenses for the three and six-month periods ended June 30, 2022 and 2021 are as follows:

(In millions of won)	2022			2021
	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Communication	~~W~~	7,013	13,663	7,051	14,147
Utilities		67,335	139,346	58,741	124,257
Taxes and dues		23,129	25,649	16,724	18,951
Repair		62,927	117,279	61,250	110,029
Research and development		88,661	166,742	82,644	166,143
Training		4,966	9,925	5,270	9,581
Bad debt expenses		3,625	9,519	2,013	4,101
Others		9,155	20,752	2,949	11,657

	~~W~~	266,811	502,875	236,642	458,866

36

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

June 30, 2022 and 2021 (Unaudited)

23.	Other Non-Operating Income and Expenses

Details of other non-operating income and expenses for the three and six-month periods ended June 30, 2022 and 2021 are as follows:

(In millions of won)	2022			2021
	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Other non-operating Income:
Gain on disposal of property and equipment and intangible assets	~~W~~	2,819	7,172	2,770	3,495
Others		2,852	12,130	24,960	27,764

	~~W~~	5,671	19,302	27,730	31,259

Other non-operating Expenses:
Loss on disposal of property and equipment and intangible assets	~~W~~	1,239	2,968	2,569	3,687
Donations		4,377	9,377	5,783	9,032
Other bad debt expenses		1,203	1,112	714	823
Others		1,699	6,438	1,497	2,466

	~~W~~	8,518	19,895	10,563	16,008

37

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

June 30, 2022 and 2021 (Unaudited)

24.	Finance Income and Costs

(1)	Details of finance income and costs for the three and six-month periods ended June 30, 2022 and 2021 are as follows:

(In millions of won)	2022			2021
	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Finance Income:
Interest income	~~W~~	6,703	13,060	6,448	13,328
Gain on sale of accounts receivable – other		—	1,043	6,345	14,266
Dividend income		12,410	49,637	10,716	195,315
Gain on foreign currency transactions		1,817	2,638	485	1,066
Gain on foreign currency translations		441	725	—	125
Gain relating to financial instruments at FVTPL		1,295	1,295	1,881	35,618

	~~W~~	22,666	68,398	25,875	259,718

Finance Costs:
Interest expense	~~W~~	65,577	129,092	58,806	116,853
Loss on sale of accounts receivable – trade		5,169	8,006	—	—
Loss on foreign currency transactions		1,526	2,248	2,222	2,547
Loss on foreign currency translations		(109)	60	171	119
Loss relating to financial instruments at FVTPL		153	160	88,902	88,946

	~~W~~	72,316	139,566	150,101	208,465

(2)	Details of interest income included in finance income for the three and six-month periods ended June 30, 2022 and 2021 are as follows:

(In millions of won)	2022			2021
	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Interest income on cash equivalents and short-term financial instruments	~~W~~	2,256	3,676	1,066	2,028
Interest income on loans and others		4,447	9,384	5,382	11,300

	~~W~~	6,703	13,060	6,448	13,328

(3)	Details of interest expenses included in finance costs income for the three and six-month periods ended June 30, 2022 and 2021 are as follows:

(In millions of won)	2022			2021
	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Interest expense on borrowings	~~W~~	5,096	8,663	1,751	2,552
Interest expense on debentures		45,400	88,951	46,814	93,815
Others		15,081	31,478	10,241	20,486

	~~W~~	65,577	129,092	58,806	116,853

38

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

June 30, 2022 and 2021 (Unaudited)

24.	Finance Income and Costs, Continued

(4)	Details of impairment losses for financial assets for the three and six-month periods ended June 30, 2022 and 2021 are as follows:

(In millions of won)	2022			2021
	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Accounts receivable – trade	~~W~~	3,625	9,519	2,013	4,101
Other receivables		1,203	1,112	714	823

	~~W~~	4,828	10,631	2,727	4,924

25.	Income Tax Expense

Income tax expense was calculated by considering current tax expense, adjusted to changes in estimates related to prior periods, and deferred tax expense due to origination and reversal of temporary differences.

39

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

June 30, 2022 and 2021 (Unaudited)

26.	Earnings per Share

The Company carried out stock split on October 28, 2021. Basic and diluted earnings per share for the three and six-month period ended June 30, 2021 has been retroactively adjusted to reflect the effect of the stock split.

(1)	Basic earnings per share

1)	Basic earnings per share for the three and six-month periods ended June 30, 2022 and 2021 are calculated as follows:

(In millions of won, except for share data and basic earnings per share)
	2022			2021
	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Profit for the period	~~W~~	224,462	476,480	184,011	650,024
Interest on hybrid bonds		(3,691)	(7,383)	(3,691)	(7,383)
Profit for the period on common shares		220,771	469,097	180,320	642,641
Weighted average number of common shares outstanding		218,019,289	217,956,305	355,800,990	355,814,870

Basic earnings per share (in won)	~~W~~	1,013	2,152	507	1,806

2)	The weighted average number of common shares outstanding for the three and six-month periods ended June 30, 2022 and 2021 are calculated as follows:

(In shares)		Weighted average number of common shares
	Number of common shares	Three-month period ended June 30	Six-month period ended June 30
Issued shares as of January 1, 2022	218,833,144	218,833,144	218,833,144
Treasury shares as of January 1, 2022	(1,250,992)	(1,250,992)	(1,250,992)
Disposal of treasury shares	449,901	437,137	374,153

	218,032,053	218,019,289	217,956,305

(In shares)		Weighted average number of common shares
	Number of common shares	Three-month period ended June 30	Six-month period ended June 30
Issued shares as of January 1, 2021	403,728,555	403,728,555	403,728,555
Treasury shares as of January 1, 2021	(47,092,790)	(47,092,790)	(47,092,790)
Acquisition of treasury shares	(1,440,000)	(1,440,000)	(1,315,690)
Disposal of treasury shares	607,450	605,225	494,795

	355,803,215	355,800,990	355,814,870

40

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

June 30, 2022 and 2021 (Unaudited)

26.	Earnings per Share, Continued

(2)	Diluted earnings per share

1)	Diluted earnings per share for the three and six-month periods ended June 30, 2022 and 2021 are calculated as follows:

(In millions of won, except for share data and basic earnings per share)
	2022			2021
	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Profit for the period on common shares	~~W~~	220,771	469,097	180,320	642,641
Adjusted weighted average number of common shares outstanding		218,156,534	218,090,261	356,113,180	356,041,670

Diluted earnings per share (in won)	~~W~~	1,012	2,151	506	1,805

2)	The adjusted weighted average number of common shares outstanding for the three and six-month periods ended June 30, 2022 and 2021 are calculated as follows:

(In shares)	2022
	Three-month period ended June 30	Six-month period ended June 30
Outstanding shares as of January 1, 2022	217,582,152	217,582,152
Effect of treasury shares	437,137	374,153
Effect of share option	137,245	133,956

Adjusted weighted average number of common shares outstanding	218,156,534	218,090,261

(In shares)	2021
	Three-month period ended June 30	Six-month period ended June 30
Outstanding shares as of January 1, 2021	356,635,765	356,635,765
Effect of treasury shares	(834,775)	(820,895)
Effect of share option	312,190	226,800

Adjusted weighted average number of common shares outstanding	356,113,180	356,041,670

41

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

June 30, 2022 and 2021 (Unaudited)

27.	Categories of Financial Instruments

(1)	Financial assets by category as of June 30, 2022 and December 31, 2021 are as follows:

(In millions of won)
	June 30, 2022
	Financial assets at FVTPL		Equity instruments at FVOCI	Financial assets at amortized cost	Derivatives hedging instrument	Total
Cash and cash equivalents	~~W~~	65,489	—	76,697	—	142,186
Financial instruments		519,511	—	79,354	—	598,865
Long-term investment securities(*)		104,234	909,260	—	—	1,013,494
Accounts receivable – trade		—	—	1,529,083	—	1,529,083
Loans and other receivables		353,068	—	605,903	—	958,971
Derivative financial assets		32,287	—	—	270,884	303,171

	~~W~~	1,074,589	909,260	2,291,037	270,884	4,545,770

(*)	The Company designated ~~W~~909,260 million of equity instruments that are not held for trading as financial assets at FVOCI.

(In millions of won)
	December 31, 2021
	Financial assets at FVTPL		Equity instruments at FVOCI	Financial assets at amortized cost	Derivatives hedging instrument	Total
Cash and cash equivalents	~~W~~	25,000	—	133,823	—	158,823
Financial instruments		290,000	—	89,354	—	379,354
Long-term investment securities(*)		93,138	1,383,223	—	—	1,476,361
Accounts receivable – trade		—	—	1,514,260	—	1,514,260
Loans and other receivables		459,959	—	569,262	—	1,029,221
Derivative financial assets		25,001	—	—	152,511	177,512

	~~W~~	893,098	1,383,223	2,306,699	152,511	4,735,531

(*)	The Company designated ~~W~~1,383,223 million of equity instruments that are not held for trading as financial assets at FVOCI.

42

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

June 30, 2022 and 2021 (Unaudited)

27.	Categories of Financial Instruments, Continued

(2)	Financial liabilities by category as of June 30, 2022 and December 31, 2021 are as follows:

(In millions of won)
	June 30, 2022
	Financial liabilities at FVTPL		Financial liabilities at amortized cost	Total
Derivative financial liabilities	~~W~~	321,025	—	321,025
Borrowings		—	650,000	650,000
Debentures		—	6,884,405	6,884,405
Lease liabilities(*)		—	1,404,612	1,404,612
Accounts payable – other and others		—	4,480,067	4,480,067

	~~W~~	321,025	13,419,084	13,740,109

(In millions of won)
	December 31, 2021
	Financial liabilities at FVTPL		Financial liabilities at amortized cost	Total
Derivative financial liabilities	~~W~~	321,025	—	321,025
Borrowings		—	306,728	306,728
Debentures		—	6,804,867	6,804,867
Lease liabilities(*)		—	1,362,095	1,362,095
Accounts payable – other and others		—	5,070,674	5,070,674

	~~W~~	321,025	13,544,364	13,865,389

(*)

Lease liabilities are not applicable on category of financial liabilities, but are classified as financial liabilities measured at amortized cost on consideration of nature for measurement of liabilities.

43

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

June 30, 2022 and 2021 (Unaudited)

28.	Financial Risk Management

(1)	Financial risk management

The Company is exposed to market risk, credit risk and liquidity risk. Market risk is the risk related to the changes in market prices, such as foreign exchange rates and interest rates. The Company implements a risk management system to monitor and manage these specific risks.

The Company’s financial assets consist of cash and cash equivalents, financial instruments, investment securities, accounts receivable – trade and other receivables, etc. Financial liabilities consist of accounts payable – other, borrowings, debentures, lease liabilities and others.

1)	Market risk

(i)	Currency risk

The Company is exposed to currency risk mainly on exchange rate fluctuations on forecasted transactions and recognized assets and liabilities which are denominated in a currency other than the functional currency of the Company.

Monetary assets and liabilities denominated in foreign currencies as of June 30, 2022 are as follows:

(In millions of won, thousands of foreign currencies)
	Assets			Liabilities
	Foreign currencies	Won equivalent		Foreign currencies	Won equivalent
USD	22,569	~~W~~	29,179	1,197,983	~~W~~	1,548,873
EUR	176		238	1		2
Others	—		244	—		—

		~~W~~	29,661		~~W~~	1,548,875

In addition, the Company has entered into currency swaps to hedge against currency risk related to foreign currency debentures.

As of June 30, 2022, a hypothetical change in exchange rates by 10% would have increased (decreased) the Company’s profit before income tax as follows:

(In millions of won)
	If increased by 10%		If decreased by 10%
USD	~~W~~	2,562	(2,562)
EUR		24	(24)
Others		24	(24)

	~~W~~	2,610	(2,610)

44

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

June 30, 2022 and 2021 (Unaudited)

28.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

1)	Market risk, Continued

(ii)	Interest rate risk

The interest rate risk of the Company arises from borrowings, debentures and long-term payables – other. Since the Company’s interest-bearing assets are mostly fixed-interest bearing assets, the Company’s revenue and operating cash flows from the interest-bearing assets are not influenced by the changes in market interest rates.

The Company performs various analysis to reduce interest rate risk and to optimize its financing. To minimize risks arising from changes in interest rates, the Company takes various measures, such as refinancing, renewal, alternative financing and hedging.

As of June 30, 2022, floating-rate debentures amount to ~~W~~387,870 million, and the Company has entered into interest rate swaps to hedge interest rate risk related to the floating-rate debentures. Therefore, profit before income taxes for the six-month period ended June 30, 2022 would not have been affected by the changes in interest rates of floating-rate debentures.

As of June 30, 2022, the floating-rate long-term payables – other are ~~W~~1,690,470 million. If the interest rate increases (decreases) 1%p with all other variables held constant, profit before income taxes for the six-month period ended June 30, 2022, would change by ~~W~~8,452 million in relation to the floating-rate long-term payables – other that are exposed to interest rate risk.

Interest rate benchmark reform and associated risks

A fundamental reform of major interest rate benchmarks is being undertaken globally, including the replacement of some interbank offered rates (IBORs) with alternative nearly risk-free rates (referred to as ‘IBOR reform’). Especially, in the case of LIBOR, all of the calculations were suspended as of December 31, 2021, except for the overnight, one month, three months, six months, and 12 months of USD LIBOR, and the aforementioned five USD LIBORs will also be suspended as of June 30, 2023. The alternative interest rate of USD LIBOR is the Secured Overnight Financing Rate(“SOFR”).

The Company plans to include fallback clauses into financial instruments relating to LIBOR to which calculation has not been suspended yet or change their LIBOR directly to alternative interest rates before the calculation is suspended.

45

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

June 30, 2022 and 2021 (Unaudited)

28.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

1)	Market risk, Continued

(ii)	Interest rate risk, Continued

Interest rate benchmark reform and associated risks, Continued

The Company’s financial instruments exposed to the risk arising from interest rate benchmark reform as of June 30, 2022 are indexed to the USD LIBOR. The Company is exposed to legal risk to amend the terms of contracts on the financial instruments subject to interest rate benchmark reform as well as process and operation risks to manage such amendments. In addition, the Company is exposed to the risk of monitoring the market trend regarding the alternative interest rate and establishing the corresponding risk management strategy. If the IBOR is designated as the hedged item, the Company is required to replace it to an alternative benchmark interest and review the effects on the hedging relationship. In addition, the Company is exposed to the risk of minimizing hedge ineffectiveness by aligning the method and timing of the transition to the alternative benchmark interest applied to the hedged item and the hedging instrument.

In order to manage and monitor such risk factors, the Company evaluates the extent to which contracts refer to IBOR cash flows, whether such contracts will need to be amended as a result of IBOR reform and how to manage communication about IBOR reform with counterparties.

Non-derivative financial liabilities

The Company’s non-derivative financial liabilities subject to interest rate benchmark reform as of December 31, 2021 were floating-rate bonds indexed to USD LIBOR. As explained above, the Company is discussing with the counterparty about including the fallback clauses as of June 30, 2022.

Derivatives

The Company’s derivative instruments designated as cash flow hedge are governed by contracts based on the International Swaps and Derivatives Association (ISDA)’s master agreements. As part of interest rate benchmark reform, ISDA has included a new fallback clause regarding which alterative benchmark interest rate to be applied when the calculation of major IBOR is suspended in the master agreement. The master agreement is applied to derivative contracts after January 25, 2021, and the transaction parties is required to adhere to ISDA protocol to include the same fallback clause to derivative contracts before January 25, 2021. The Company has adhered to ISDA protocol for transition to the alternative benchmark interest rate, and the fallback clause will be included when counterparties adhere to the protocol to include. The Company’s counterparties have adhered to ISDA protocol and agreed to include the fallback clause.

Hedge accounting

The Company’s hedged items and hedging instruments as of June 30, 2022 are indexed to USD LIBOR. These benchmark rates are quoted each day, and the IBOR cash flows are exchanged with counterparties as usual.

46

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

June 30, 2022 and 2021 (Unaudited)

28.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

2)	Credit risk

The maximum credit exposure as of June 30, 2022 and December 31, 2021 are as follows:

(In millions of won)
	June 30, 2022		December 31, 2021
Cash and cash equivalents	~~W~~	142,150	158,791
Financial instruments		598,865	379,354
Investment securities		900	900
Accounts receivable – trade		1,529,083	1,514,260
Contract assets		31,832	29,477
Loans and other receivables		958,971	1,029,221
Derivative financial assets		303,171	177,512

	~~W~~	3,564,972	3,289,515

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. To manage credit risk, the Company evaluates the credit worthiness of each customer or counterparty considering the party’s financial information, its own trading records and other factors. Based on such information, the Company establishes credit limits for each customer or counterparty.

The Company establishes a loss allowance in respect of accounts receivable – trade. The main components of this allowance are a specific loss component that relates to individually significant exposures and a collective loss component established for groups of similar assets in respect of losses that are expected to occur. The collective loss allowance is determined based on historical data of collection statistics for similar financial assets. Also, the Company’s credit risk can arise from transactions with financial institutions related to its cash and cash equivalents, financial instruments and derivatives. To minimize such risk, the Company has a policy to deal only with financial institutions with high credit ratings.

The Company’s maximum exposure to credit risk is equal to each financial asset’s carrying amount as of June 30, 2022.

47

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

June 30, 2022 and 2021 (Unaudited)

28.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

3)	Liquidity risk

The Company’s approach to managing liquidity is to ensure that it will always maintain sufficient cash and cash equivalents balances and have enough liquidity through various committed credit lines. The Company maintains enough liquidity within credit lines through active operating activities.

Contractual maturities of financial liabilities as of June 30, 2022 are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 – 5 years	More than 5 years
Borrowings(*)	~~W~~	650,000	682,341	14,289	668,052	—
Debentures(*)		6,884,405	7,903,035	1,907,755	3,124,421	2,870,859
Lease liabilities		1,404,612	1,491,689	342,107	941,957	207,625
Accounts payable -other and others(*)		4,480,067	4,569,071	3,251,115	1,226,123	91,833

	~~W~~	13,419,084	14,646,136	5,515,266	5,960,553	3,170,317

(*)	Includes interest payables.

The Company does not expect that the cash flows included in the maturity analysis could occur significantly earlier or at different amounts.

As of June 30, 2022, periods in which cash flows from cash flow hedge derivatives are expected to occur are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 – 5 years	More than 5 years
Assets	~~W~~	270,884	291,511	142,015	91,450	58,046

(2)	Capital management

The Company manages its capital to ensure that it will be able to continue as a business while maximizing the return to shareholders through the optimization of its debt and equity structure. The overall strategy of the Company is the same as that for the year ended December 31, 2021.

The Company monitors its debt-equity ratio as a capital management indicator. This ratio is calculated as total liabilities divided by total equity from the separate financial statements.

Debt-equity ratio as of June 30, 2022 and December 31, 2021 are as follows:

(In millions of won)
	June 30, 2022		December 31, 2021
Total liabilities	~~W~~	15,370,729	15,526,209
Total equity		10,507,722	10,862,856
Debt-equity ratios		146.28%	142.93%

48

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

June 30, 2022 and 2021 (Unaudited)

28.	Financial Risk Management, Continued

(3)	Fair value

1)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of June 30, 2022 and December 31, 2021 are as follows:

(In millions of won)	June 30, 2022
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
FVTPL	~~W~~	1,074,589	—	938,069	136,520	1,074,589
Derivative hedging instruments		270,884	—	270,884	—	270,884
FVOCI		909,260	842,870	—	66,390	909,260

	~~W~~	2,254,733	842,870	1,208,953	202,910	2,254,733

Financial liabilities that are measured at fair value:
Derivative financial liabilities	~~W~~	321,025	—	—	321,025	321,025

Financial liabilities that are not measured at fair value:
Borrowings	~~W~~	650,000	—	628,230	—	628,230
Debentures		6,884,405	—	6,602,519	—	6,602,519
Long-term payables – other		1,624,514	—	1,552,763	—	1,552,763

	~~W~~	9,158,919	—	8,783,512	—	8,783,512

(In millions of won)	December 31, 2021
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
FVTPL	~~W~~	893,098	—	774,960	118,138	893,098
Derivative hedging instruments		152,511	—	152,511	—	152,511
FVOCI		1,383,223	1,340,791	—	42,432	1,383,223

	~~W~~	2,428,832	1,340,791	927,471	160,570	2,428,832

Financial liabilities that are measured at fair value:
Derivative financial liabilities	~~W~~	321,025	—	—	321,025	321,025

Financial liabilities that are not measured at fair value:
Borrowings	~~W~~	306,728	—	301,232	—	301,232
Debentures		6,804,867	—	7,058,585	—	7,058,585
Long-term payables – other		2,009,833	—	2,010,852	—	2,010,852

	~~W~~	9,121,428	—	9,370,669	—	9,370,669

49

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

June 30, 2022 and 2021 (Unaudited)

28.	Financial Risk Management, Continued

(3)	Fair value, Continued

1)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of June 30, 2022 and December 31, 2021 are as follows, Continued:

The above information does not include fair values of financial assets and liabilities of which fair values have not been measured as carrying amounts are reasonable approximation of fair values.

Fair value of the financial instruments that are traded in an active market (financial assets at FVOCI) is measured based on the bid price at the end of the reporting date.

The Company uses various valuation methods for determination of fair value of financial instruments that are not traded in an active market. Derivative financial contracts and long-term liabilities are measured using the discounted present value methods. Other financial assets are determined using the methods, such as discounted cash flow and market approach. Inputs used to such valuation methods include swap rate, interest rate and risk premium, and the Company performs valuation using the inputs which are consistent with natures of assets and liabilities measured.

Interest rates used by the Company for the fair value measurement as of June 30, 2022 are as follows:

Interest rate
Derivative instruments	0.32% ~ 4.24%
Borrowings and debentures	4.10% ~ 4.17%
Long-term payables – other	3.20% ~ 4.18%

2)

There have been no transfers between Level 2 and Level 1 for the six-month period ended June 30, 2022. The changes of financial assets and liabilities classified as Level 3 for the six-month period ended June 30, 2022 are as follows:

(In millions of won)
	Balance as of January 1, 2022		Profit or loss	OCI	Acquisition	Disposal	Transfer	Balance as of June 30, 2022
Financial assets:
FVTPL	~~W~~	118,138	1,280	—	18,786	(1,684)	—	136,520
FVOCI		42,432	—	356	25,140	(638)	(900)	66,390

	~~W~~	160,570	1,280	356	43,926	(2,322)	(900)	202,910

Financial liabilities:
FVTPL	~~W~~	(321,025)	—	—	—	—	—	(321,025)

50

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

June 30, 2022 and 2021 (Unaudited)

28.	Financial Risk Management, Continued

(4)	Enforceable master netting agreement or similar agreement

Carrying amount of financial instruments recognized of which offset agreements are applicable as of June 30, 2022 and December 31, 2021 are as follows:

(In millions of won)
	June 30, 2022
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the interim separate statement of financial position
Financial assets:
Accounts receivable – trade and others	~~W~~	76,049	(76,037)	12

Financial liabilities:
Accounts payable – other and others	~~W~~	76,037	(76,037)	—

(In millions of won)
	December 31, 2021
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the separate statement of financial position
Financial assets:
Accounts receivable – trade and others	~~W~~	86,838	(86,838)	—

Financial liabilities:
Accounts payable – other and others	~~W~~	91,522	(86,838)	4,684

51

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

June 30, 2022 and 2021 (Unaudited)

29.	Transactions with Related Parties

(1)	List of related parties

Relationship	Company
Ultimate Controlling Entity	SK Inc.
Subsidiaries	SK Broadband Co., Ltd. and 25 others(*)
Joint ventures	Finnq Co., Ltd. and another
Associates	SK China Company Ltd. and 45 others
Others	The Ultimate Controlling Entity’s subsidiaries and associates, etc.

(*)	As of June 30, 2022, subsidiaries of the Company are as follows:

Subsidiary		Ownership percentage(%)(*1)	Primary business
Subsidiaries owned by the Company	SK Telink Co., Ltd.	100.0	Telecommunication and Mobile Virtual Network Operator service
	SK Communications Co., Ltd.	100.0	Internet website services
	SK Broadband Co., Ltd.	74.3	Telecommunication services
	PS&Marketing Corporation	100.0	Communications device retail business
	SERVICE ACE Co., Ltd.	100.0	Call center management service
	SERVICE TOP Co., Ltd.	100.0	Call center management service
	SK O&S Co., Ltd.	100.0	Base station maintenance service
	SK Telecom China Holdings Co., Ltd.	100.0	Investment (Holdings company)
	SK Global Healthcare Business Group., Ltd.	100.0	Investment
	YTK Investment Ltd.	100.0	Investment association
	Atlas Investment	100.0	Investment association
	SK Telecom Americas, Inc	100.0	Information gathering and consulting
	Quantum Innovation Fund I	59.9	Investment
	SK Telecom Japan Inc.	100.0	Information gathering and consulting
	Happy Hanool Co., Ltd.	100.0	Service
	SK stoa Co., Ltd.	100.0	Other telecommunication retail business
	Broadband Nowon Co., Ltd.	100.0	Cable broadcasting services
	SAPEON Korea Inc.(*2)	100.0	Manufacturing non-memory and other electronic integrated circuits
	SAPEON Inc.(*2)	62.5	Manufacturing non-memory and other electronic integrated circuits
Subsidiaries owned by SK Broadband Co., Ltd.	Home & Service Co., Ltd.	100.0	Operation of information and communication facility
	Media S Co., Ltd.	100.0	Production and supply services of broadcasting programs
Subsidiary owned by PS&Marketing Corporation	SK m&service Co., Ltd.(*3)	100.0	Database and internet website service
Subsidiary owned by Quantum Innovation Fund I	PanAsia Semiconductor Materials LLC.	66.4	Investment
Subsidiary owned by SK Telecom Japan Inc.	SK Planet Japan, K. K.	79.8	Digital Contents sourcing service
Others(*4)	SK Telecom Innovation Fund, L.P.	100.0	Investment
	SK Telecom China Fund I L.P.	100.0	Investment

(*1)	The ownership interest represents direct ownership interest in subsidiaries either by the Company or subsidiaries of the Company.

52

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

June 30, 2022 and 2021 (Unaudited)

29.	Transactions with Related Parties, Continued

(1)	List of related parties, Continued:

(*2)	The Company newly established SAPEON Korea Inc. and SAPEON Inc. for the six-month period ended June 30, 2022.
(*3)	PS&Marketing Corporation acquired shares (100%) of SK m&service Co., Ltd. for the six-month period ended June 30, 2022.
(*4)	Others are owned by Atlas Investment and another subsidiary of the Company.

As of June 30, 2022, the Company is included in SK Group, a conglomerate as defined in the Monopoly Regulation and Fair Trade Act. All of the other entities included in SK Group are considered related parties of the Company.

(2)	Compensation for the key management

The Company considers registered directors (3 executive and 5 non-executive directors) who have substantial role and responsibility in planning, operations and relevant controls of the business as key management. The compensation given to such key management for the three and six-month periods ended June 30, 2022 and 2021 are as follows:

(In millions of won)
	2022			2021
	Three-month period ended June 30		Six-month period ended June 30	Three-month period ended June 30	Six-month period ended June 30
Salaries	~~W~~	910	2,349	952	4,432
Retirement benefits		92	405	209	2,024
Share compensation expense		514	581	40	72

	~~W~~	1,516	3,335	1,201	6,528

Compensation for the key management includes salaries, non-monetary salaries and retirement benefits made in relation to the pension plan and compensation expenses related to share options granted.

53

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

June 30, 2022 and 2021 (Unaudited)

29.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the three and six-month periods ended June 30, 2022 and 2021 are as follows:

(In millions of won)		For the period ended June 30, 2022
		Operating revenue and others			Operating expenses and others (*1)		Acquisition of property and equipment and others
Scope	Company	Three- month		Six- month	Three- month	Six- month	Three- month	Six- month
Ultimate Controlling Entity	SK Inc.(*2)	~~W~~	3,032	5,725	128,353	306,528	8,011	9,780

Subsidiaries	SK Broadband Co., Ltd.		30,255	58,136	140,868	281,277	902	902
	PS&Marketing Corporation(*3)		2,375	4,766	277,941	614,288	240	240
	SK O&S Co., Ltd.(*4)		721	4,568	58,467	116,387	15,123	16,398
	SK Telink Co., Ltd.(*5)		25,563	53,318	3,457	8,702	—	—
	SERVICE ACE Co., Ltd.(*6)		3,096	13,981	30,062	61,489	—	—
	SERVICE TOP Co., Ltd.(*7)		2,051	12,225	31,840	63,154	—	—
	SK Communications Co., Ltd.		319	674	961	1,519	740	1,033
	Broadband Nowon Co., Ltd.(*8)		4	13,725	—	—	—	—
	Others		978	1,896	3,644	10,609	249	249

			65,362	163,289	547,240	1,157,425	17,254	18,822

Associates	F&U Credit information Co., Ltd.		191	381	10,899	21,433	—	—
	SK USA, Inc.		—	—	1,189	2,198	—	—
	HanaCard Co., Ltd.		104	2,629	394	1,133	20	22
	Daehan Kanggun BcN Co., Ltd.		2,461	4,906	—	—	—	—
	Others(*9)		12,411	12,411	—	—	—	—

			15,167	20,327	12,482	24,764	20	22

Others	SK Innovation Co., Ltd.		3,535	5,230	3,050	6,523	—	—
	SK Networks Co., Ltd.		377	633	2,483	6,344	—	—
	SK Networks Service Co., Ltd.		149	345	10,031	20,280	773	773
	SK Energy Co., Ltd.		549	1,073	175	185	—	—
	Content Wavve Corp.		421	424	21,215	44,731	—	—
	Happy Narae Co., Ltd.		44	70	2,305	4,988	35,498	38,411
	SK Shieldus Co., Ltd.		5,223	9,916	25,668	49,952	2,013	3,532
	Eleven Street Co., Ltd.		3,126	4,628	5,898	11,912	—	—
	SK Planet Co., Ltd.		1,869	3,604	20,313	40,193	1,766	1,876
	SK hynix Inc.		10,399	18,688	13	52	—	—
	T Map Mobility Co., Ltd.		4,310	6,708	1,300	2,549	—	—
	Dreamus Company		1,228	1,955	20,506	43,601	—	—
	One Store Co., Ltd.		3,996	8,008	—	—	—	—
	UbiNS Co., Ltd.		—	—	434	569	991	4,071
	Others		7,027	12,149	7,949	11,462	2,654	2,850

			42,253	73,431	121,340	243,341	43,695	51,513

		~~W~~	125,814	262,772	809,415	1,732,058	68,980	80,137

(*1)	Operating expenses and others include lease payments by the Company.

54

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

June 30, 2022 and 2021 (Unaudited)

29.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the three and six-month periods ended June 30, 2022 and 2021 are as follows, Continued:

(*2)	Operating expenses and others include ~~W~~163,514 million of dividends paid by the Company.
(*3)	Operating expenses and others include ~~W~~310,564 million paid to PS&Marketing Corporation relating to purchase of accounts receivable resulting from sale of handsets.
(*4)	Operating revenue and others include ~~W~~3,000 million of dividend income received.
(*5)	Operating revenue and others include ~~W~~3,009 million of dividend income received.
(*6)	Operating revenue and others include ~~W~~8,003 million of dividend income received.
(*7)	Operating revenue and others include ~~W~~8,000 million of dividend income received.
(*8)	Operating revenue and others include ~~W~~13,721 million of dividend income received.
(*9)	Operating revenue and others include ~~W~~12,410 million of dividend income received from Korea IT Fund.

55

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

June 30, 2022 and 2021 (Unaudited)

29.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the three and six-month periods ended June 30, 2022 and 2021 are as follows, Continued:

(In millions of won)		For the period ended June 30, 2021
		Operating revenue and others			Operating expenses and others (*1)		Acquisition of property and equipment and others
Scope	Company	Three- month		Six- month	Three- month	Six- month	Three- month	Six- month
Ultimate Controlling Entity	SK Inc.(*2)	~~W~~	3,273	6,448	70,640	334,516	11,092	12,542

Subsidiaries	SK Broadband Co., Ltd.		24,843	48,231	135,847	270,969	770	770
	PS&Marketing Corporation(*3)		2,186	5,535	288,391	638,479	280	296
	SK O&S Co., Ltd.		925	1,770	56,751	112,447	9,959	10,764
	SK Planet Co., Ltd.		1,164	2,244	20,856	41,598	2,670	2,670
	SK Telink Co., Ltd.(*4)		16,422	36,957	9,159	19,370	—	—
	SERVICE ACE Co., Ltd.		2,478	5,416	30,812	62,690	—	—
	SERVICE TOP Co., Ltd.		2,174	4,277	32,927	68,152	—	—
	Eleven Street Co., Ltd.		915	1,824	3,578	6,851	—	—
	One Store Co., Ltd.		4,027	7,662	—	—	—	—
	ADT CAPS Co., Ltd. (Formerly, SK Infosec Co., Ltd.)(*5)		4,920	18,887	21,701	38,038	2,223	2,551
	Dreamus Company		754	1,453	25,975	47,556	—	—
	Others		3,029	5,287	9,772	16,304	715	754

			63,837	139,543	635,769	1,322,454	16,617	17,805

Associates	F&U Credit information Co., Ltd.		192	382	10,570	21,327	—	—
	SK hynix Inc.(*6)		7,839	186,637	14	53	—	—
	HanaCard Co., Ltd.		1,663	1,683	669	1,511	—	—
	SK Wyverns Co., Ltd.(*7)		—	199	—	8,203	—	—
	Content Wavve Corp.		33	40	32,974	33,669	—	—
	Others(*8)		18,191	25,308	3,724	3,862	—	—

			27,918	214,249	47,951	68,625	—	—

Others	SK Ecoplant Co., Ltd. (Formerly, SK Engineering & Construction Co., Ltd.)		557	1,037	—	—	—	—
	SK Innovation Co., Ltd.		3,276	5,477	3,304	6,813	—	—
	SK Networks Co., Ltd.		451	828	2,170	4,281	—	24
	SK Networks Service Co., Ltd.		172	341	9,656	18,693	403	403
	SK Telesys Co., Ltd.		40	73	22	98	8,703	9,683
	SK TNS Co., Ltd.(*7)		13	52	2,377	5,856	18,213	38,169
	SK Energy Co., Ltd.		539	913	143	163	—	—
	SKC Infra Service Co., Ltd.		7	11	2,167	4,745	91	91
	SK ENS Co., Ltd.		513	917	—	—	—	—
	UbiNS Co., Ltd.		—	—	532	728	9,597	10,375
	Happy Narae Co., Ltd.		36	64	2,968	6,688	36,372	40,794
	Others		3,747	6,104	2,659	5,749	4,049	4,166

			9,351	15,817	25,998	53,814	77,428	103,705

		~~W~~	104,379	376,057	780,358	1,779,409	105,137	134,052

(*1)	Operating expenses and others include lease payments by the Company.

56

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

June 30, 2022 and 2021 (Unaudited)

29.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the three and six-month periods ended June 30, 2022 and 2021 are as follows, Continued:

(*2)	Operating expenses and others include ~~W~~194,617 million of dividends paid by the Company.
(*3)	Operating expenses and others include ~~W~~325,617 million paid to PS&Marketing Corporation relating to purchase of accounts receivable resulting from sale of handsets.
(*4)	Operating revenue and others include ~~W~~3,009 million of dividend income received.
(*5)	Operating revenue and others include ~~W~~9,637 million of dividend income received.
(*6)	Operating revenue and others include ~~W~~170,937 million of dividend income received.
(*7)	Transactions occurred before disposal.
(*8)	Operating revenue and others include ~~W~~10,716 million of dividend income received from Korea IT Fund.

57

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

June 30, 2022 and 2021 (Unaudited)

29.	Transactions with Related Parties, Continued

(4)	Account balances with related parties as of June 30, 2022 and December 31, 2021 are as follows:

(In millions of won)		June 30, 2022
		Receivables			Payables
Scope	Company	Loans		Accounts receivable – trade, etc.	Accounts payable – other, etc.
Ultimate Controlling Entity	SK Inc.	~~W~~	—	1,266	39,284

Subsidiaries	SK Broadband Co., Ltd.		—	8,915	209,636
	PS&Marketing Corporation		—	1,240	66,783
	SK O&S Co., Ltd.		—	90	43,802
	SK Telink Co., Ltd.		—	17,121	23,990
	SERVICE ACE Co., Ltd.		—	310	20,431
	SERVICE TOP Co., Ltd.		—	8	20,098
	SK Communications Co., Ltd.		—	27	8,552
	Others		—	2,071	19,869

			—	29,782	413,161

Associates	F&U Credit information Co., Ltd.		—	6	4,459
	Wave City Development Co., Ltd.(*1)		—	1,475	—
	Daehan Kanggun BcN Co., Ltd.(*2)		22,148	2,572	—
	HanaCard Co., Ltd.		—	734	6,822
	SK USA, Inc.		—	—	2,348

			22,148	4,787	13,629

Others	SK hynix Inc.		—	10,552	169
	SK Planet Co., Ltd.		—	590	20,351
	Eleven Street Co., Ltd.		—	1,179	5,829
	One Store Co., Ltd.		—	520	13,057
	SK Shieldus Co., Ltd.		—	1,050	15,191
	SK Innovation Co., Ltd.		—	3,079	32,822
	SK Networks Co., Ltd.		—	388	31,484
	SK Networks Services Co., Ltd.		—	12	6,737
	SK RENT A CAR Co., Ltd.		—	68	10,644
	Incross Co., Ltd.		—	1,892	10,449
	UbiNS Co., Ltd.		—	—	393
	Mintit Co., Ltd.		—	35,757	—
	Happy Narae Co., Ltd.		—	—	15,834
	Content Wavve Corp.		—	556	1,470
	Dreamus Company		—	504	3,734
	Others		—	7,446	6,847

			—	63,593	175,011

		~~W~~	22,148	99,428	641,085

(*1)	As of June 30, 2022, the Company recognized loss allowance amounting to ~~W~~620 million on accounts receivable – trade.
(*2)	As of June 30, 2022, the Company recognized full loss allowance for the balance of loans to Daehan Kanggun BcN Co., Ltd.

58

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

June 30, 2022 and 2021 (Unaudited)

29.	Transactions with Related Parties, Continued

(4)	Account balances with related parties as of June 30, 2022 and December 31, 2021 are as follows, Continued:

(In millions of won)		December 31, 2021
		Receivables			Payables
Scope	Company	Loans		Accounts receivable – trade, etc.	Accounts payable – other, etc.
Ultimate Controlling Entity	SK Inc.	~~W~~	—	2,059	50,054

Subsidiaries	SK Broadband Co., Ltd.		—	7,374	273,875
	PS&Marketing Corporation		—	1,247	66,097
	SK O&S Co., Ltd.		—	59	52,609
	SK Telink Co., Ltd.		—	15,765	20,826
	SERVICE ACE Co., Ltd.		—	466	24,791
	SERVICE TOP Co., Ltd.		—	2	24,859
	SK Communications Co., Ltd.		—	28	12,113
	Others		—	39	2,324

			—	24,980	477,494

Associates	F&U Credit information Co., Ltd.		—	3	4,394
	Wave City Development Co., Ltd.(*1)		—	2,623	—
	Daehan Kanggun BcN Co., Ltd.(*2)		22,147	3,857	—
	HanaCard Co., Ltd.		—	433	42,110
	Others		—	71	1,104

			22,147	6,987	47,608

Others	SK hynix Inc.		—	11,526	166
	SK Planet Co., Ltd.		—	661	25,337
	Eleven Street Co., Ltd.		—	486	7,555
	One Store Co., Ltd.		—	8	13,325
	SK m&service Co., Ltd.		—	1,363	17,754
	SK Shieldus Co., Ltd.		—	1,068	16,172
	SK Innovation Co., Ltd.		—	3,020	37,136
	SK Networks Co., Ltd.		—	108	33,613
	SK Networks Services Co., Ltd.		—	—	7,374
	SK RENT A CAR Co., Ltd.		—	116	11,069
	Incross Co., Ltd.		—	1,687	10,904
	UbiNS Co., Ltd.		—	1	9,886
	Mintit Co., Ltd.		—	17,868	131
	Happy Narae Co., Ltd.		—	—	48,484
	Content Wavve Corp.		—	183	9,865
	Others		—	7,529	7,198

			—	45,624	255,969

		~~W~~	22,147	79,650	831,125

(*1)	As of December 31, 2021, the Company recognized loss allowance amounting to ~~W~~1,102 million on accounts receivable – trade.
(*2)	As of December 31, 2021, the Company recognized full loss allowance for the balance of loans to Daehan Kanggun BcN Co., Ltd.

59

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

June 30, 2022 and 2021 (Unaudited)

29.	Transactions with Related Parties, Continued

(5)

The Company has granted SK REIT Co., Ltd. the right of first offer regarding the disposal of real estate owned by the Company. Whereby, the negotiation period is within 3 to 5 years from June 30, 2021, date of agreement, and the Company has been granted the right by SK REIT Co., Ltd. to lease the real estate in preference to a third party if SK REIT Co., Ltd. purchases the real estate from the Company.

(6)	There were additional investments and disposal transactions in subsidiaries, associates and joint ventures for the six-month period ended June 30, 2022 are as presented in note 8.

30.	Commitments and Contingencies

(1)	Accounts receivable from sale of handsets

The sales agents of the Company sell handsets to the Company’s subscribers on an installment basis. The Company entered into comprehensive agreements to purchase accounts receivable from handset sales with retail stores and authorized dealers and to transfer the accounts receivable from handset sales to special-purpose companies which were established with the purpose of liquidating receivables, respectively.

Accounts receivable from sales of handsets amounting to ~~W~~381,759 million and ~~W~~493,277 million as of June 30, 2022 and December 31, 2021, respectively, which the Company purchased according to the relevant comprehensive agreement, are recognized as accounts receivable – other and long-term accounts receivable – other.

(2)	Legal claims and litigations

As of June 30, 2022, the Company is involved in various legal claims and litigations. Provision recognized in relation to these claims and litigations is immaterial. In connection with those legal claims and litigations for which no provision was recognized, management does not believe the Company has a present obligation, nor is it expected that any of these claims or litigations will have a significant impact on the Company’s financial position or operating results in the event an outflow of resources is ultimately necessary.

(3)	Obligation relating to spin-off

The Company carried out the spin-off of its business of managing investments in semiconductor, New Information and Communication Technologies(“ICT”) and other businesses and making new investments on November 1, 2021. The Company has obligation to jointly and severally reimburse the Company’s liabilities incurred prior to the spin-off with SK Square Co., Ltd., the spin-off company, in accordance with Article 530-9 (1) of Korean Commercial Act.

60

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

June 30, 2022 and 2021 (Unaudited)

31.	Statements of Cash Flows

(1)	Adjustments for income and expenses from operating activities the six-month periods ended June 30, 2022 and 2021 are as follows:

(In millions of won)
	For the six-month period ended
	June 30, 2022		June 30, 2021
Gain on foreign currency translations	~~W~~	(725)	(125)
Interest income		(13,060)	(13,328)
Dividend income		(49,637)	(195,315)
Gain relating to investments in subsidiaries, associates and joint ventures		(950)	(99,338)
Gain relating to financial instruments at FVTPL		(1,295)	(35,618)
Gain on disposal of property and equipment and intangible assets		(7,172)	(3,495)
Gain on sale of accounts receivable – other		(1,043)	(14,266)
Other income		(4,227)	(5,340)
Loss on foreign currency translations		60	119
Bad debt expenses		9,519	4,101
Other Bad debt expenses		1,112	823
Loss relating to financial instruments at FVTPL		160	88,946
Depreciation and amortization		1,417,824	1,452,360
Loss on disposal of property and equipment and intangible assets		2,968	3,687
Loss on sale of accounts receivable – other		8,006	—
Interest expense		129,092	116,853
Expense related to defined benefit plan		25,977	28,642
Bonus paid by treasury shares		24,007	29,642
Share compensation expense		75,783	226
Income tax expense		190,533	151,480
Other expenses		14,199	1,390

	~~W~~	1,821,131	1,511,444

61

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

June 30, 2022 and 2021 (Unaudited)

31.	Statements of Cash Flows, Continued

(2)	Changes in assets and liabilities from operating activities for the six-month periods ended June 30, 2022 and 2021 are as follows:

(In millions of won)
	For the six-month period ended
	June 30, 2022		June 30, 2021
Accounts receivable – trade	~~W~~	(23,700)	(85,355)
Accounts receivable – other		(2,517)	45,770
Advanced payments		5,067	(48,401)
Prepaid expenses		(22,307)	67,292
Inventories		(7,082)	(1,417)
Long-term accounts receivable – other		66,224	55,680
Long-term prepaid expenses		18,520	(27,192)
Guarantee deposits		6,458	8,887
Contract assets		(2,354)	(39)
Accounts payable – other		1,965	(252,041)
Withholdings		60,437	(2,707)
Deposits received		(4,166)	(2,585)
Accrued expenses		(40,695)	(38,493)
Plan assets		5,146	2,763
Retirement benefits paid		(15,901)	(18,652)
Contract liabilities		(3,264)	(1,436)
Others		(1,919)	(4,617)

	~~W~~	39,912	(302,543)

(3)	Significant non-cash transactions for the six-month periods ended June 30, 2022 and 2021 are as follows:

(In millions of won)
	For the six-month period ended
	June 30, 2022		June 30, 2021
Increase (decrease) in accounts payable – other relating to the acquisition of property and equipment and intangible assets	~~W~~	(212,085)	5,724
Increase of right-of-use assets		226,978	223,726
Retirement of treasury shares		—	1,965,952
Transfer from property and equipment to investment property		13,531	—

62

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

June 30, 2022 and 2021 (Unaudited)

32.	Emissions Liabilities

(1)	The quantity of emissions rights allocated free of charge for each implementation year as of June 30, 2022 are as follows:

(In tCO2-eQ)
	Quantities allocated in 2020	Quantities allocated in 2021	Quantities allocated in 2022	Total
Emissions rights allocated free of charge	814,842	1,033,764	1,033,764	2,882,370

(2) Changes in emissions rights quantities the Company held are as follows:

(In tCO2-eQ)
	Quantities allocated in 2020	Quantities allocated in 2021	Quantities allocated in the six- month period ended June 30, 2022	Total
Beginning	(60,977)	—	(19,854)	(80,831)
Allocation at no cost	814,842	1,033,764	1,033,764	2,882,370
Additional allocation	217,643	—	—	217,643
Other changes	—	(2,238)	(2,238)	(4,476)
Purchase	68,471	—	—	68,471
Surrendered or shall be surrendered	(1,039,979)	(1,051,380)	(1,140,316)	(3,231,675)
Borrowed	—	19,854	—	19,854

Ending	—	—	(128,644)	(128,644)

(3)	As of June 30, 2022, the estimated annual greenhouse gas emissions quantities of the Company are 1,140,316 tCO2-eQ.

63

SK TELECOM CO., LTD.

Notes to the Interim Separate Financial Statements

June 30, 2022 and 2021 (Unaudited)

33.	Non-current Assets Held for Sale

On February 25, 2021, the Company has decided to dispose of the investments in an associate engaged in mobility business to T map Mobility Co., Ltd. pursuant to the approval of the Board of Directors and reclassified entire shares of the investments in associates as non-current assets held for sale. The disposal of the investments in associates is expected to take place in 2022 after the approval of the Financial Services Commission.

(In millions of won)
June 30, 2022
Investments in associates	Carrot General Insurance Co., Ltd.	~~W~~	20,000

34.	Subsequent Events

(1)	The Board of Directors of the Company resolved to pay interim dividend at the Board’s meeting on July 28, 2022, and the details are as follows:

Classification	Description
Interim dividend amount	~~W~~830 per share (Total amount: ~~W~~180,967 million)
Dividend rate	1.55%
Dividend date	June 30, 2022
Date of distribution	According to Article 165 of Capital Market and Financial Investment Business Act 12-3, the Company plans to distribute dividends by August 17, 2022.

(2)

The Board of Directors of the Company resolved the acquisition and disposal of certain shares in order to strengthen the strategic alliance with Hana Financial Group Inc.(“HFG”) at the Board’s meeting on July 22, 2022. In accordance with the resolution, on July 27, 2022, the Company disposed of entire common shares of HanaCard Co., Ltd. (39,902,323 shares) and entire common shares of Finnq Co., Ltd. (6,370,000 shares) to HFG at ~~W~~330,032 million and ~~W~~5,733 million, respectively. Through the agreement with HFG, the Company is obligated to acquire HFG’s common shares from July 27, 2022 to January 31, 2024, after depositing ~~W~~330,032 million in a specific money trust. Meanwhile, the Company disposed of entire common shares of SK Square Co., Ltd. (767,011 shares) on July 27, 2022 to HanaCard Co., Ltd. at ~~W~~31,563 million, and HanaCard Co., Ltd. is obligated to acquire the Company’s common shares from July 27, 2022 to January 31, 2024, after depositing ~~W~~68,437 million in a specific money trust. The shares acquired by the Company, HFG, and HanaCard Co., Ltd. through the above transaction cannot be disposed until March 31, 2025.

64